In accordance with Rule 202 of Regulation S-T, this Schedule P is being filed in paper pursuant to a continuing hardship exemption.



02030159

UNITED STATES
Securities and Exchange Commission
Washington, D. C. 20549

APR 0 9 2002

563

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

The Seibels Bruce Group, Inc.
Exact name of registrant as specified in charter

0000276380
Registrant CIK Number

Form 10-K, Fiscal Year Ended December 31, 2001
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

0-8804
SEC file number, if available

Name of Person Filing the Document
(If other than the Registrant)

SIGNATURES

Filings Made By the Resistrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Columbia_____, State of South Carolina, March 28, 2002.

The Seibels Bruce Group, Inc.
(Registrant)

By:_____
(Bryan D. Rivers, Controller)

Filings Made By Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on _____, 2_____ that the information set forth in this statement is true and complete.

By:_____
(Name)

_____
(Title)

SCHEDULE P - ANALYSIS OF LOSSES AND LOSS EXPENSES

SCHEDULE P - PART 1 - SUMMARY
($000 Omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12 Number of Claims Reported-Direct and Assumed
	1 Direct and Assumed	2 Ceded	3 Net (Cols. 1-2)	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4-5+6-7+8-9)	
				4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded			
1. Prior	XXX	XXX	XXX	1,319	730	834	25	78		1,455	1,476	XXX
2. 1992	182,554	79,528	103,026	207,936	118,828	17,775	5,997	6,349		2,652	107,235	XXX
3. 1993	110,284	59,082	51,202	78,543	46,040	7,297	2,408	1,925		1,032	39,317	XXX
4. 1994	39,111	28,261	10,850	34,471	23,632	1,576	739	136		320	11,812	XXX
5. 1995	38,129	26,980	11,149	39,799	30,686	1,479	844	582		270	10,330	XXX
6. 1996	25,913	18,789	7,124	60,954	58,803	2,328	1,946	763		77	3,296	XXX
7. 1997	23,971	18,185	5,786	17,257	12,925	1,059	462	1,016		22	5,945	XXX
8. 1998	50,194	36,139	14,055	49,111	38,042	3,091	2,135	2,154		257	14,179	XXX
9. 1999	101,069	55,685	45,384	98,254	65,686	5,233	3,215	2,366		1,293	36,952	XXX
10. 2000	81,377	58,634	22,743	37,976	25,211	2,517	677	1,516		518	16,221	XXX
11. 2001	42,100	31,944	10,156	10,194	7,938	523	353	615		49	3,041	XXX
12. Totals	XXX	XXX	XXX	635,814	428,521	43,712	18,801	17,500	0	7,945	249,804	XXX

Years	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21 Direct and Assumed	22 Ceded			
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded					
1. Prior	9,397	3,814	10,307	2,000	978	170	968		636	3		16,299	XXX
2. 1992	284		145		74		17		13	1		532	XXX
3. 1993	208	29	72		55	5	16		8	1		324	XXX
4. 1994	31	12			5	1	5					28	XXX
5. 1995	25	25			4	4			1	1		0	XXX
6. 1996	316	316			52	52			8	8		0	XXX
7. 1997	2											2	XXX
8. 1998	609	293	207	3	14	8	38		10	2		572	XXX
9. 1999	3,064	1,601	804	5	72	41	153	1	62	1		2,506	XXX
10. 2000	3,442	1,552	1,188	302	103		184	10	59	1		3,055	XXX
11. 2001	2,175	1,643	613	304	75	44	56	32	79	33		942	XXX
12. Totals	19,553	9,285	13,336	2,614	1,432	381	1,437	43	876	51	0	24,260	XXX

Years	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense		35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	13,890	2,409
2. 1992	232,593	124,826	107,767	127.4	157.0	104.6				429	103
3. 1993	88,124	48,483	39,641	79.9	82.1	77.4				251	73
4. 1994	36,224	24,384	11,840	92.6	86.3	109.1				19	9
5. 1995	41,890	31,560	10,330	109.9	117.0	92.7				0	0
6. 1996	64,421	61,125	3,296	248.6	325.3	46.3				0	0
7. 1997	19,334	13,387	5,947	80.7	73.6	102.8				2	0
8. 1998	55,234	40,483	14,751	110.0	112.0	105.0				520	52
9. 1999	110,008	70,550	39,458	108.8	126.7	86.9				2,262	244
10. 2000	47,085	27,809	19,276	57.9	47.4	84.8				2,776	279
11. 2001	14,330	10,347	3,983	34.0	32.4	39.2				841	101
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	20,990	3,270

Note: Parts 2 and 4 are gross of all discounting, including tabular discounting. Part 1 is gross of only nontabular discounting, which is reported in Columns 32 and 33 of Part 1. The tabular discount, if any, is reported in the Notes to Financial Statements which will reconcile Part 1 with Parts 2 and 4.

SCHEDULE P - PART 2 - SUMMARY

	INCURRED NET LOSSES AND DEFENSE AND COST CONTAINMENT EXPENSES REPORTED AT YEAR END ($000 OMITTED)										DEVELOPMENT	
Years in Which Losses Were Incurred	1	2	3	4	5	6	7	8	9	10	11	12
											One Year	Two Year
	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001		
1. Prior	52,174	57,405	74,863	75,856	74,165	75,994	77,340	74,662	74,744	76,270	1,526	1,608
2. 1992	98,978	103,355	104,409	103,163	102,519	102,099	101,594	101,447	101,353	101,406	53	(41)
3. 1993	XXX	39,609	38,199	39,874	40,712	37,745	37,284	37,299	38,022	37,709	(313)	410
4. 1994	XXX	XXX	11,768	10,718	11,760	11,657	11,729	11,756	11,748	11,704	(44)	(52)
5. 1995	XXX	XXX	XXX	8,791	10,363	9,495	9,844	9,666	9,673	9,748	75	82
6. 1996	XXX	XXX	XXX	XXX	4,466	3,611	3,890	2,471	2,501	2,533	32	62
7. 1997	XXX	XXX	XXX	XXX	XXX	4,860	5,315	5,305	4,939	4,931	(8)	(374)
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX	9,648	12,719	12,518	12,589	71	(130)
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX	36,808	38,307	37,031	(1,276)	223
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	17,664	17,602	(62)	XXX
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,322	XXX	XXX
12. Totals											54	1,788

SCHEDULE P - PART 3 - SUMMARY

	CUMULATIVE PAID NET LOSSES AND DEFENSE AND COST CONTAINMENT EXPENSES REPORTED AT YEAR END ($000 OMITTED)										11	12
Years in Which Losses Were Incurred	1	2	3	4	5	6	7	8	9	10	Number of Claims Closed With Loss Payment	Number of Claims Closed Without Loss Payment
	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001		
1. Prior	000	(15,008)	27,657	35,828	42,795	48,973	53,168	55,600	59,206	60,604	XXX	XXX
2. 1992	43,721	78,841	91,909	95,695	98,414	99,577	99,988	100,500	100,749	100,886	XXX	XXX
3. 1993	XXX	21,202	29,045	31,556	33,950	35,854	36,409	36,775	37,062	37,392	XXX	XXX
4. 1994	XXX	XXX	6,203	9,066	10,828	11,400	11,638	11,651	11,659	11,676	XXX	XXX
5. 1995	XXX	XXX	XXX	6,436	8,829	9,164	9,561	9,635	9,666	9,748	XXX	XXX
6. 1996	XXX	XXX	XXX	XXX	2,840	1,585	2,393	2,462	2,490	2,533	XXX	XXX
7. 1997	XXX	XXX	XXX	XXX	XXX	3,342	4,797	4,873	4,922	4,929	XXX	XXX
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX	5,923	10,646	11,526	12,025	XXX	XXX
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX	21,911	31,830	34,586	XXX	XXX
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	9,162	14,605	XXX	XXX
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,426	XXX	XXX

SCHEDULE P - PART 4 - SUMMARY

	BULK AND IBNR RESERVES ON NET LOSSES AND DEFENSE AND COST CONTAINMENT EXPENSES REPORTED AT YEAR END ($000 OMITTED)									
Years in Which Losses Were Incurred	1	2	3	4	5	6	7	8	9	10
	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001
1. Prior	16,981	26,697	21,151	16,644	12,870	15,467	15,188	10,835	8,378	9,275
2. 1992	23,002	8,813	3,652	1,994	1,539	1,024	888	384	122	162
3. 1993	XXX	7,844	2,923	4,156	3,687	617	439	263	192	88
4. 1994	XXX	XXX	2,557	624	326	33	46	58	16	5
5. 1995	XXX	XXX	XXX	865	573	6	9	20	1	
6. 1996	XXX	XXX	XXX	XXX	458	1,370	1,478	2	7	
7. 1997	XXX	XXX	XXX	XXX	XXX	517	413	419	4	
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX	846	871	360	242
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5,070	2,527	951
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,709	1,060
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	333

SCHEDULE P - PART 1A - HOMEOWNERS/FARMOWNERS
($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12 Number of Claims Reported-Direct and Assumed
	1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
				4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded			
1. Prior	XXX	XXX	XXX	1		2					3	XXX
2. 1992	10,849	2,473	8,376	52,582	32,338	3,067	615	1,142		59	23,838	5,975
3. 1993	6,710	2,915	3,795	6,462	2,740	794	209	300		11	4,607	3,484
4. 1994	1,572	972	600	810	386	32	1	17			472	569
5. 1995	3,137	1,860	1,277	1,927	1,133	114	68	42		2	882	581
6. 1996	405	340	65	384	248	20	10	32			178	81
7. 1997	64	4	60	32		4		9		1	45	
8. 1998	207	71	136	423	2	29		2			452	11
9. 1999	252	118	134	284	55	33	5	12			269	58
10. 2000	139	112	27	122	98	11	9	34			60	24
11. 2001	1	1	0								0	
12. Totals	XXX	XXX	XXX	63,027	37,000	4,106	917	1,590	0	73	30,806	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21 Direct and Assumed	22 Ceded			
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded					
1. Prior	30				1				1			32	4
2. 1992	3											3	1
3. 1993	35		1		4				1			41	1
4. 1994	5	4			1							2	2
5. 1995												0	
6. 1996												0	
7. 1997												0	
8. 1998												0	
9. 1999												0	
10. 2000												0	
11. 2001												0	
12. Totals	73	4	1	0	6	0	0	0	2	0	0	78	8

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense		35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	30	2
2. 1992	56,794	32,953	23,841	523.5	1,332.5	284.6				3	0
3. 1993	7,597	2,949	4,648	113.2	101.2	122.5				36	5
4. 1994	865	391	474	55.0	40.2	79.0				1	1
5. 1995	2,083	1,201	882	66.4	64.6	69.1				0	0
6. 1996	436	258	178	107.7	75.9	273.8				0	0
7. 1997	45	0	45	70.3	0.0	75.0				0	0
8. 1998	454	2	452	219.3	2.8	332.4				0	0
9. 1999	329	60	269	130.6	50.8	200.7				0	0
10. 2000	167	107	60	120.1	95.5	222.2				0	0
11. 2001	0	0	0	0.0	0.0	0.0				0	0
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	70	8

SCHEDULE P - PART 1B - PRIVATE PASSENGER AUTO LIABILITY/MEDICAL
($000 omitted)

| Years in Which Premiums Were Earned and Losses Were Incurred | Premiums Earned | | | Loss and Loss Expense Payments | | | | | | 10 | 11 | 12 |
| | 1 Direct and Assumed | 2 Ceded | 3 Net (Cols. 1 - 2) | Loss Payments | | Defense and Cost Containment Payments | | Adjusting and Other Payments | | Salvage and Subrogation Received | Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9) | Number of Claims Reported- Direct and Assumed |
				4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded			
1. Prior......	XXX	XXX	XXX	11	10	7	7	1			2	XXX
2. 1992......	31,032	15,044	15,988	26,912	14,854	3,138	2,000	882		350	14,078	11,232
3. 1993......	18,740	8,614	10,126	15,190	7,934	1,658	762	339		264	8,491	5,982
4. 1994......	12,425	6,315	6,110	12,626	6,858	724	277	149		34	6,364	4,019
5. 1995......	8,234	5,871	2,363	9,098	5,521	523	152	266		34	4,214	2,866
6. 1996......	8,658	3,375	5,283	4,152	2,886	352	81	254		9	1,791	1,243
7. 1997......	7,313	2,548	4,765	5,513	2,428	638	56	420		1	4,087	992
8. 1998......	16,469	11,170	5,299	13,606	9,460	981	579	788		48	5,336	3,751
9. 1999......	42,928	17,923	25,005	33,448	15,365	1,845	612	1,179		279	20,495	12,154
10. 2000......	28,721	17,033	11,688	19,226	12,640	1,219	88	806		103	8,523	8,459
11. 2001......	2,342	185	2,157	497	105	7		25		5	424	282
12. Totals.....	XXX	XXX	XXX	140,279	78,061	11,092	4,614	5,109	0	1,127	73,805	XXX

| | Losses Unpaid | | | | Defense and Cost Containment Unpaid | | | | Adjusting and Other Unpaid | | 23 | 24 Total | 25 |
| | Case Basis | | Bulk + IBNR | | Case Basis | | Bulk + IBNR | | 21 | 22 | Salvage and Subrogation Anticipated | Net Losses and Expenses Unpaid | Number of Claims Outstanding- Direct and Assumed |
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded			
1. Prior.....	53	40	1		9	6	2		1	1		19	8
2. 1992.....												0	
3. 1993.....	25	25			4	4			1	1		0	1
4. 1994.....	15				2		3					20	6
5. 1995.....	25	25			4	4			1	1		0	1
6. 1996.....	1		1									0	1
7. 1997.....	2											2	
8. 1998.....	450	251	111		7	7	36		3	1		348	26
9. 1999.....	2,165	838	661		28	6	149		32			2,191	232
10. 2000.....	2,666	964	922	234	45		170		27			2,632	313
11. 2001.....	219	73	115	20	4		15		4			264	23
12. Totals...	5,621	2,217	1,810	254	103	27	375	0	69	4	0	5,476	611

| | Total Losses and Loss Expenses Incurred | | | Loss and Loss Expense Percentage (Incurred/Premiums Earned) | | | Nontabular Discount | | 34 Inter-Company Pooling Participation Percentage | Net Balance Sheet Reserves after Discount | |
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense		35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior..	XXX	XXX	XXX	XXX	XXX	XXX			XXX	14	5
2. 1992.	30,932	16,854	14,078	99.7	112.0	88.1				0	0
3. 1993.	17,217	8,726	8,491	91.9	101.3	83.9				0	0
4. 1994.	13,519	7,135	6,384	108.8	113.0	104.5				15	5
5. 1995.	9,917	5,703	4,214	120.4	97.1	178.3				0	0
6. 1996.	4,759	2,968	1,791	55.0	87.9	33.9				0	0
7. 1997.	6,573	2,484	4,089	89.9	97.5	85.8				2	0
8. 1998.	15,982	10,298	5,684	97.0	92.2	107.3				310	38
9. 1999.	39,507	16,821	22,686	92.0	93.9	90.7				1,988	203
10. 2000.	25,081	13,926	11,155	87.3	81.8	95.4				2,390	242
11. 2001.	886	198	688	37.8	107.0	31.9				241	23
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	4,960	516

SCHEDULE P - PART 1C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments						10	11	12
				Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	Number of Claims Reported- Direct and Assumed
	1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded			
1. Prior	XXX	XXX	XXX	.6		33					39	XXX
2. 1992	27,975	4,672	23,303	16,892	3,246	2,457	346	1,149		192	16,906	3,964
3. 1993	14,587	4,317	10,270	7,716	2,410	1,104	223	311		71	6,498	1,995
4. 1994	2,157	1,094	1,063	1,774	814	232	36	21		1	1,177	287
5. 1995	1,123	575	548	356	293	(5)	3	74			129	131
6. 1996	(198)	303	(501)	695	396	45	38	72			378	89
7. 1997	269	247	22	464	416	30	31	105		2	152	97
8. 1998	2,318	1,248	1,070	2,014	791	190	45	208		8	1,576	399
9. 1999	5,171	3,335	1,836	2,695	1,686	238	133	118		6	1,232	734
10. 2000	4,220	3,047	1,173	1,207	854	118	90	139		3	520	421
11. 2001	3,278	1,543	1,735	749	269	55	21	42		12	556	290
12. Totals	XXX	XXX	XXX	34,568	11,175	4,497	966	2,239	0	295	29,163	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22	Salvage and Subrogation Anticipated	Total Net Losses and Expenses Unpaid	Number of Claims Outstanding- Direct and Assumed
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded			
1. Prior	28		4		4				1	1		36	2
2. 1992	26		4		4				1	1		34	1
3. 1993												0	
4. 1994												0	
5. 1995												0	
6. 1996	305	305			52	52			8	8		0	2
7. 1997												0	
8. 1998	56	3	17	3	1		1		1			70	6
9. 1999	762	684	100	5	25	24	1	1	24			198	29
10. 2000	521	379	159	32	19	19	3	3	21			290	28
11. 2001	488	267	248	174	40	27	17	15	24	6		328	97
12. Totals	2,186	1,638	532	214	145	122	22	19	80	16	0	956	165

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	32	4
2. 1992	20,533	3,593	16,940	73.4	76.9	72.7				30	4
3. 1993	9,131	2,633	6,498	62.6	61.0	63.3				0	0
4. 1994	2,027	850	1,177	94.0	77.7	110.7				0	0
5. 1995	425	296	129	37.8	51.5	23.5				0	0
6. 1996	1,177	799	378	(594.4)	263.7	(75.4)				0	0
7. 1997	599	447	152	222.7	181.0	690.9				0	0
8. 1998	2,488	842	1,646	107.3	67.5	153.8				67	3
9. 1999	3,963	2,533	1,430	76.6	76.0	77.9				173	25
10. 2000	2,187	1,377	810	51.8	45.2	69.1				269	21
11. 2001	1,663	779	884	50.7	50.5	51.0				295	33
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	866	90

SCHEDULE P - PART 1D - WORKERS' COMPENSATION
($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments						10	11	12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	Number of Claims Reported-Direct and Assumed
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded			
1. Prior	XXX	XXX	XXX	693	326	69	8	41		417	469	XXX
2. 1992	14,687	323	14,364	9,313	13	645	3	657		545	10,599	1,634
3. 1993	9,058	420	8,638	4,115	2	188	2	154		185	4,453	528
4. 1994	448	103	345	611		1		7			619	4
5. 1995	(7)	76	(83)					6			6	
6. 1996	4		4					57			57	1
7. 1997	365	(375)	740					70			70	
8. 1998		(3)	3					203			203	
9. 1999		(2)	2					22			22	
10. 2000		(1)	1								0	
11. 2001			0								0	
12. Totals	XXX	XXX	XXX	14,732	341	903	13	1,217	0	1,147	16,498	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22	Salvage and Subrogation Anticipated	Total Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded			
1. Prior	7,092	3,619	6,443	2,000	248	125	58		431			8,528	192
2. 1992	44		41		1				3			89	6
3. 1993	9		8									17	3
4. 1994												0	
5. 1995												0	
6. 1996												0	
7. 1997												0	
8. 1998												0	
9. 1999												0	
10. 2000												0	
11. 2001												0	
12. Totals	7,145	3,619	6,492	2,000	249	125	58	0	434	0	0	8,634	201

	Total Losses and Loss Expenses incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	7,916	612
2. 1992	10,704	16	10,688	72.9	5.0	74.4				85	4
3. 1993	4,474	4	4,470	49.4	1.0	51.7				17	0
4. 1994	619	0	619	138.2	0.0	179.4				0	0
5. 1995	6	0	6	(85.7)	0.0	(7.2)				0	0
6. 1996	57	0	57	1,425.0	0.0	1,425.0				0	0
7. 1997	70	0	70	19.2	0.0	9.5				0	0
8. 1998	203	0	203	0.0	0.0	6,766.7				0	0
9. 1999	22	0	22	0.0	0.0	1,100.0				0	0
10. 2000	0	0	0	0.0	0.0	0.0				0	0
11. 2001	0	0	0	0.0	0.0	0.0				0	0
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	8,018	616

SCHEDULE P - PART 1E - COMMERCIAL MULTIPLE PERIL

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12 Number of Claims Reported- Direct and Assumed
	1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
				4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded			
1. Prior	XXX	XXX	XXX	1		35				5	36	XXX
2. 1992	23,802	7,325	16,477	35,879	18,303	3,725	1,027	1,530		223	21,804	4,450
3. 1993	10,929	3,202	7,727	7,198	2,216	1,214	161	395		54	6,430	2,213
4. 1994	394	426	(32)	310	17	1	(1)	31		1	326	75
5. 1995	2	203	(201)	53		1		82			136	1
6. 1996	(1)		(1)	4				83			87	1
7. 1997			0					70			70	
8. 1998	2,874	636	2,238	1,477	209	205	52	303		(6)	1,724	441
9. 1999	6,203	4,468	1,735	2,409	2,022	273	221	127		21	566	972
10. 2000	6,419	4,826	1,593	2,450	1,773	230	176	245		7	976	559
11. 2001	6,171	1,876	4,295	1,094	444	105	30	68		4	793	303
12. Totals	XXX	XXX	XXX	50,875	24,984	5,789	1,666	2,934	0	309	32,948	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding- Direct and Assumed
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22			
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded			
1. Prior	77		73		18		4		5			177	10
2. 1992	8				2		1					11	1
3. 1993	34		4		8		6		1			53	5
4. 1994	10				2		2					14	1
5. 1995												0	
6. 1996												0	
7. 1997												0	
8. 1998	50	15	72		5	1	1		4			116	2
9. 1999	102	55	40		19	11	3		5			103	17
10. 2000	201	168	92	33	38	37	9	7	9			104	27
11. 2001	415	306	213	87	28	17	22	17	21			272	58
12. Totals	897	544	494	120	120	66	48	24	45	0	0	850	121

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense		35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	150	27
2. 1992	41,145	19,330	21,815	172.9	263.9	132.4				8	3
3. 1993	8,860	2,377	6,483	81.1	74.2	83.9				38	15
4. 1994	356	16	340	90.4	3.8	(1,062.5)				10	4
5. 1995	136	0	136	6,800.0	0.0	(67.7)				0	0
6. 1996	87	0	87	(8,700.0)	0.0	(8,700.0)				0	0
7. 1997	70	0	70	0.0	0.0	0.0				0	0
8. 1998	2,117	277	1,840	73.7	43.6	82.2				107	9
9. 1999	2,978	2,309	669	48.0	51.7	38.6				87	16
10. 2000	3,274	2,194	1,080	51.0	45.5	67.8				92	12
11. 2001	1,966	901	1,065	31.9	48.0	24.8				235	37
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	727	123

Sch. P-Pt. 1F-Sn. 1
NONE

Sch. P-Pt. 1F-Sn. 2
NONE

SCHEDULE P - PART 1G - SPECIAL LIABILITY
(OCEAN MARINE, AIRCRAFT (ALL PERILS), BOILER AND MACHINERY)
($000 omitted)

| Years in Which Premiums Were Earned and Losses Were Incurred | Premiums Earned | | | Loss and Loss Expense Payments | | | | | | 10 | 11 | 12 |
| | 1 Direct and Assumed | 2 Ceded | 3 Net (Cols. 1 - 2) | Loss Payments | | Defense and Cost Containment Payments | | Adjusting and Other Payments | | Salvage and Subrogation Received | Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9) | Number of Claims Reported- Direct and Assumed |
				4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded			
1. Prior	XXX	XXX	XXX								0	XXX
2. 1992	3	3	0								0	XXX
3. 1993	3	3	0								0	XXX
4. 1994			0								0	XXX
5. 1995			0								0	XXX
6. 1996			0								0	XXX
7. 1997			0								0	XXX
8. 1998			0								0	XXX
9. 1999			0								0	XXX
10. 2000			0								0	XXX
11. 2001			0								0	XXX
12. Totals	XXX	XXX	XXX	0	0	0	0	0	0	0	0	XXX

| | Losses Unpaid | | | | Defense and Cost Containment Unpaid | | | | Adjusting and Other Unpaid | | 23 | 24 | 25 |
| | Case Basis | | Bulk + IBNR | | Case Basis | | Bulk + IBNR | | 21 | 22 | Salvage and Subrogation Anticipated | Total Net Losses and Expenses Unpaid | Number of Claims Outstanding- Direct and Assumed |
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded			
1. Prior	4											4	
2. 1992												0	
3. 1993												0	
4. 1994												0	
5. 1995												0	
6. 1996												0	
7. 1997												0	
8. 1998												0	
9. 1999												0	
10. 2000												0	
11. 2001												0	
12. Totals	4	0	0	0	0	0	0	0	0	0	0	4	0

| | Total Losses and Loss Expenses Incurred | | | Loss and Loss Expense Percentage (Incurred/Premiums Earned) | | | Nontabular Discount | | 34 Inter-Company Pooling Participation Percentage | Net Balance Sheet Reserves after Discount | |
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense		35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	4	0
2. 1992	0	0	0	0.0	0.0	0.0				0	0
3. 1993	0	0	0	0.0	0.0	0.0				0	0
4. 1994	0	0	0	0.0	0.0	0.0				0	0
5. 1995	0	0	0	0.0	0.0	0.0				0	0
6. 1996	0	0	0	0.0	0.0	0.0				0	0
7. 1997	0	0	0	0.0	0.0	0.0				0	0
8. 1998	0	0	0	0.0	0.0	0.0				0	0
9. 1999	0	0	0	0.0	0.0	0.0				0	0
10. 2000	0	0	0	0.0	0.0	0.0				0	0
11. 2001	0	0	0	0.0	0.0	0.0				0	0
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	4	0

SCHEDULE P - PART 1H - SECTION 1 - OTHER LIABILITY - OCCURRENCE
($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments							10	11	12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments					Number of Claims Reported-Direct and Assumed
				4	5	6	7	8	9		Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	Direct and Assumed	Ceded	Direct and Assumed	Ceded	Direct and Assumed	Ceded				
1. Prior	XXX	XXX	XXX	592	394	688	10	36		1,033	912	XXX
2. 1992	6,190	1,640	4,550	2,246	17	1,150	118	228		382	3,489	346
3. 1993	2,849	773	2,076	1,727	(46)	580	5	(22)		4	2,326	207
4. 1994	248	73	175	20		30	2	7			55	11
5. 1995	104	46	58	10		7		59			76	5
6. 1996	14	1	13	(12)				102		12	90	3
7. 1997			0					183			183	
8. 1998	317	85	232	3		19		124			146	12
9. 1999	718	541	177	49	45	7	6	19		4	24	17
10. 2000	734	590	144	36	29	17	12	5		4	17	25
11. 2001	660	261	399	9		3	1	1			12	9
12. Totals	XXX	XXX	XXX	4,680	439	2,501	154	742	0	1,439	7,330	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total	Number of Claims Outstanding-Direct and Assumed
	13	14	15	16	17	18	19	20			Salvage and Subrogation Anticipated	Net Losses and Expenses Unpaid	
	Direct and Assumed	Ceded	Direct and Assumed	Ceded	Direct and Assumed	Ceded	Direct and Assumed	Ceded	Direct and Assumed	Ceded			
1. Prior	1,998	105	3,786		697	39	904		196			7,437	92
2. 1992	168		96		62		16		8			350	10
3. 1993	105		59		39		10		5			218	8
4. 1994	1											1	
5. 1995												0	
6. 1996												0	1
7. 1997												0	
8. 1998	28		7		1				1			37	2
9. 1999	5	5	3									3	1
10. 2000	5	4	4	2								3	1
11. 2001	2		10	8								4	3
12. Totals	2,312	114	3,965	10	799	39	930	0	210	0	0	8,053	118

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26	27	28	29	30	31	32	33	Inter-Company Pooling Participation Percentage	35	36
	Direct and Assumed	Ceded	Net	Direct and Assumed	Ceded	Net	Loss	Loss Expense		Losses Unpaid	Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	5,679	1,758
2. 1992	3,974	135	3,839	64.2	8.2	84.4				264	86
3. 1993	2,503	(41)	2,544	87.9	(5.3)	122.5				164	54
4. 1994	58	2	56	23.4	2.7	32.0				1	0
5. 1995	76	0	76	73.1	0.0	131.0				0	0
6. 1996	90	0	90	642.9	0.0	692.3				0	0
7. 1997	183	0	183	0.0	0.0	0.0				0	0
8. 1998	183	0	183	57.7	0.0	78.9				35	2
9. 1999	83	56	27	11.6	10.4	15.3				3	0
10. 2000	67	47	20	9.1	8.0	13.9				3	0
11. 2001	25	9	16	3.8	3.4	4.0				4	0
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	6,153	1,900

SCHEDULE P - PART 1H - SECTION 2 - OTHER LIABILITY - CLAIMS-MADE
($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments						10	11	12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	Number of Claims Reported- Direct and Assumed
				4	5	6	7	8	9			
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	Direct and Assumed	Ceded	Direct and Assumed	Ceded	Direct and Assumed	Ceded			
1. Prior	...XXX...	...XXX...	...XXX...								0	...XXX...
2. 1992			0								0	
3. 1993			0								0	
4. 1994			0								0	
5. 1995			0								0	
6. 1996			0								0	
7. 1997			0								0	
8. 1998			0								0	
9. 1999			0								0	
10. 2000			0								0	
11. 2001			0								0	
12. Totals	...XXX...	...XXX...	...XXX...	0	0	0	0	0	0	0	0	...XXX...

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22	Salvage and Subrogation Anticipated	Total Net Losses and Expenses Unpaid	Number of Claims Outstanding- Direct and Assumed
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded			
1. Prior												0	
2. 1992												0	
3. 1993												0	
4. 1994												0	
5. 1995					**NONE**							0	
6. 1996												0	
7. 1997												0	
8. 1998												0	
9. 1999												0	
10. 2000												0	
11. 2001												0	
12. Totals	0	0	0	0	0	0	0	0	0	0	0	0	0

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	...XXX...	...XXX...	...XXX...	...XXX...	...XXX...	...XXX...			...XXX...	0	0
2. 1992	0	0	0	.......0.0	.......0.0	.......0.0				0	0
3. 1993	0	0	0	.......0.0	.......0.0	.......0.0				0	0
4. 1994	0	0	0	.......0.0	.......0.0	.......0.0				0	0
5. 1995	0	0	0	.......0.0	.......0.0	.......0.0				0	0
6. 1996	0	0	0	.......0.0	.......0.0	.......0.0				0	0
7. 1997	0	0	0	.......0.0	.......0.0	.......0.0				0	0
8. 1998	0	0	0	.......0.0	.......0.0	.......0.0				0	0
9. 1999	0	0	0	.......0.0	.......0.0	.......0.0				0	0
10. 2000	0	0	0	.......0.0	.......0.0	.......0.0				0	0
11. 2001	0	0	0	.......0.0	.......0.0	.......0.0				0	0
12. Totals	...XXX...	...XXX...	...XXX...	...XXX...	...XXX...	...XXX...	0	0	...XXX...	0	0

SCHEDULE P - PART 1I - SPECIAL PROPERTY (FIRE, ALLIED LINES, INLAND MARINE, EARTHQUAKE, BURGLARY AND THEFT)

($000 omitted)

Years In Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12 Number of Claims Reported- Direct and Assumed
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX	148	138	15	12	9			22	XXX
2. 2000	24,882	24,734	148	3,523	3,502	185	183	177			200	XXX
3. 2001	28,145	27,822	323	7,065	7,052	293	290	436			452	XXX
4. Totals	XXX	XXX	XXX	10,736	10,692	493	485	622	0	0	674	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding- Direct and Assumed
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22	Salvage and Subrogation Anticipated		
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded			
1. Prior	140	103	4		5				4	3		47	5
2. 2000	24	24	1	1					1	1		0	2
3. 2001	1,010	996	11	7	1			1	28	27		21	45
4. Totals	1,174	1,123	16	8	6	0	1	0	33	31	0	68	52

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense		35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	41	6
2. 2000	3,911	3,711	200	15.7	15.0	135.1				0	0
3. 2001	8,845	8,372	473	31.4	30.1	146.4				18	3
4. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	59	9

SCHEDULE P - PART 1J - AUTO PHYSICAL DAMAGE
($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments						10	11	12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	Number of Claims Reported-Direct and Assumed
				4	5	6	7	8	9			
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	Direct and Assumed	Ceded	Direct and Assumed	Ceded	Direct and Assumed	Ceded			
1. Prior	XXX	XXX	XXX	(35)	(12)	32	6	(3)		66	0	XXX
2. 2000	16,239	8,277	7,962	11,412	6,315	737	119	210		401	5,925	7
3. 2001	1,485	253	1,232	780	68	60	11	43		28	804	21
4. Totals	XXX	XXX	XXX	12,157	6,371	829	136	250	0	495	6,729	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22	Salvage and Subrogation Anticipated	Total Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
	13	14	15	16	17	18	19	20	Direct and Assumed	Ceded			
	Direct and Assumed	Ceded	Direct and Assumed	Ceded	Direct and Assumed	Ceded	Direct and Assumed	Ceded					
1. Prior	12	12				2						(2)	7
2. 2000	25	13	10		1		2		1			26	7
3. 2001	41	1	15	8	2		1		2			52	21
4. Totals	78	26	25	8	3	2	3	0	3	0	0	76	35

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26	27	28	29	30	31	32	33	Inter-Company Pooling Participation Percentage	35	36
	Direct and Assumed	Ceded	Net	Direct and Assumed	Ceded	Net	Loss	Loss Expense		Losses Unpaid	Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	(2)
2. 2000	12,398	6,447	5,951	76.3	77.9	74.7				22	4
3. 2001	944	88	856	63.6	34.8	69.5				47	5
4. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	69	7

SCHEDULE P - PART 1K - FIDELITY/SURETY
($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX								0	XXX
2. 2000	9	5	4								0	XXX
3. 2001	7	1	6								0	XXX
4. Totals	XXX	XXX	XXX	0	0	0	0	0	0	0	0	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total	Number of Claims Outstanding-Direct and Assumed
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated	Net Losses and Expenses Unpaid	
1. Prior												0	
2. 2000												0	
3. 2001												0	
4. Totals	0	0	0	0	0	0	0	0	0	0	0	0	0

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 2000	0	0	0	0.0	0.0	0.0				0	0
3. 2001	0	0	0	0.0	0.0	0.0				0	0
4. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	0	0

SCHEDULE P - PART 1L - OTHER (INCLUDING CREDIT, ACCIDENT AND HEALTH)
($000 omitted)

| Years in Which Premiums Were Earned and Losses Were Incurred | Premiums Earned | | | Loss and Loss Expense Payments | | | | | | 10 | 11 | 12 |
| | 1 Direct and Assumed | 2 Ceded | 3 Net (Cols. 1 - 2) | Loss Payments | | Defense and Cost Containment Payments | | Adjusting and Other Payments | | Salvage and Subrogation Received | Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9) | Number of Claims Reported- Direct and Assumed |
				4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded			
1. Prior......	XXX	XXX	XXX								0	XXX
2. 2000......			0								0	XXX
3. 2001......			0								0	XXX
4. Totals.....	XXX	XXX	XXX	0	0	0	0	0	0	0	0	XXX

| | Losses Unpaid | | | | Defense and Cost Containment Unpaid | | | | Adjusting and Other Unpaid | | 23 | 24 | 25 |
| | Case Basis | | Bulk + IBNR | | Case Basis | | Bulk + IBNR | | 21 | 22 | Salvage and Subrogation Anticipated | Total Net Losses and Expenses Unpaid | Number of Claims Outstanding- Direct and Assumed |
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded			
1. Prior.....												0	
2. 2000...												0	
3. 2001...												0	
4. Totals...	0	0	0	0	0	0	0	0	0	0	0	0	0

NONE

| | Total Losses and Loss Expenses Incurred | | | Loss and Loss Expense Percentage (Incurred/Premiums Earned) | | | Nontabular Discount | | 34 Inter-Company Pooling Participation Percentage | Net Balance Sheet Reserves after Discount | |
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense		35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior..	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 2000	0	0	0	0.0	0.0	0.0				0	0
3. 2001	0	0	0	0.0	0.0	0.0				0	0
4. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	0	0

SCHEDULE P - PART 1M - INTERNATIONAL
($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments						10	11	12 Number of Claims Reported- Direct and Assumed
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
				4	5	6	7	8	9			
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	Direct and Assumed	Ceded	Direct and Assumed	Ceded	Direct and Assumed	Ceded			
1. Prior	XXX	XXX	XXX	1							1	XXX
2. 1992	882		882								0	XXX
3. 1993	120		120								0	XXX
4. 1994			0								0	XXX
5. 1995			0								0	XXX
6. 1996			0								0	XXX
7. 1997			0								0	XXX
8. 1998			0								0	XXX
9. 1999			0	1							1	XXX
10. 2000			0								0	XXX
11. 2001			0								0	XXX
12. Totals	XXX	XXX	XXX	2	0	0	0	0	0	0	2	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding- Direct and Assumed
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22	Salvage and Subrogation Anticipated		
	13	14	15	16	17	18	19	20					
	Direct and Assumed	Ceded	Direct and Assumed	Ceded	Direct and Assumed	Ceded	Direct and Assumed	Ceded	Direct and Assumed	Ceded			
1. Prior	61											61	XXX
2. 1992												0	XXX
3. 1993												0	XXX
4. 1994												0	XXX
5. 1995												0	XXX
6. 1996												0	XXX
7. 1997												0	XXX
8. 1998												0	XXX
9. 1999												0	XXX
10. 2000												0	XXX
11. 2001												0	XXX
12. Totals	61	0	0	0	0	0	0	0	0	0	0	61	0

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount	
	26	27	28	29	30	31	32	33		35	36
	Direct and Assumed	Ceded	Net	Direct and Assumed	Ceded	Net	Loss	Loss Expense		Losses Unpaid	Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	61	0
2. 1992	0	0	0	0.0	0.0	0.0				0	0
3. 1993	0	0	0	0.0	0.0	0.0				0	0
4. 1994	0	0	0	0.0	0.0	0.0				0	0
5. 1995	0	0	0	0.0	0.0	0.0				0	0
6. 1996	0	0	0	0.0	0.0	0.0				0	0
7. 1997	0	0	0	0.0	0.0	0.0				0	0
8. 1998	0	0	0	0.0	0.0	0.0				0	0
9. 1999	1	0	1	0.0	0.0	0.0				0	0
10. 2000	0	0	0	0.0	0.0	0.0				0	0
11. 2001	0	0	0	0.0	0.0	0.0				0	0
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	61	0

Sch. P-Pt. 1N
NONE

Sch. P-Pt. 1O
NONE

Sch. P-Pt. 1P
NONE

SCHEDULE P - PART 1R - SECTION 1 - PRODUCTS LIABILITY - OCCURRENCE
($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments						10	11	12
				Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments				Number of
	1	2	3	4	5	6	7	8	9	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	Claims Reported- Direct and Assumed
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	Direct and Assumed	Ceded	Direct and Assumed	Ceded	Direct and Assumed	Ceded			
1. Prior	XXX	XXX	XXX								0	XXX
2. 1992	1,816	3	1,813	94		60	(1)	41			196	13
3. 1993	850	50	800	64	(9)	51	2	1			123	6
4. 1994	32	12	20								0	
5. 1995		15	(15)					1			1	
6. 1996			0								0	
7. 1997			0								0	
8. 1998	12	2	10								0	
9. 1999	22	16	6								0	
10. 2000	14	11	3								0	
11. 2001	11	2	9								0	
12. Totals	XXX	XXX	XXX	158	(9)	111	1	43	0	0	320	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total Net	Number of
	13	14	15	16	17	18	19	20	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated	Losses and Expenses Unpaid	Claims Outstanding- Direct and Assumed
	Direct and Assumed	Ceded	Direct and Assumed	Ceded	Direct and Assumed	Ceded	Direct and Assumed	Ceded					
1. Prior	2				1							3	1
2. 1992												0	
3. 1993												0	
4. 1994												0	
5. 1995												0	
6. 1996												0	
7. 1997												0	
8. 1998												0	
9. 1999												0	
10. 2000												0	
11. 2001			1									1	
12. Totals	2	0	1	0	1	0	0	0	0	0	0	4	1

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26	27	28	29	30	31	32	33	Inter-Company Pooling Participation Percentage	35	36
	Direct and Assumed	Ceded	Net	Direct and Assumed	Ceded	Net	Loss	Loss Expense		Losses Unpaid	Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	2	1
2. 1992	195	(1)	196	10.7	(33.3)	10.8				0	0
3. 1993	116	(7)	123	13.6	(14.0)	15.4				0	0
4. 1994	0	0	0	0.0	0.0	0.0				0	0
5. 1995	1	0	1	0.0	0.0	(6.7)				0	0
6. 1996	0	0	0	0.0	0.0	0.0				0	0
7. 1997	0	0	0	0.0	0.0	0.0				0	0
8. 1998	0	0	0	0.0	0.0	0.0				0	0
9. 1999	0	0	0	0.0	0.0	0.0				0	0
10. 2000	0	0	0	0.0	0.0	0.0				0	0
11. 2001	1	0	1	9.1	0.0	11.1				1	0
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	3	1

Sch. P-Pt. 1R-Sn. 2
NONE

Sch. P-Pt. 1S
NONE

SCHEDULE P - PART 2A - HOMEOWNERS/FARMOWNERS

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										Development	
	1	2	3	4	5	6	7	8	9	10	11 One Year	12 Two Year
	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001		
1. Prior	751	903	904	841	916	791	791	771	794	810	16	39
2. 1992	21,912	22,118	22,516	22,514	22,267	22,622	22,640	22,615	22,694	22,699	5	84
3. 1993	XXX	4,381	4,285	4,338	4,744	4,315	4,302	4,320	4,326	4,347	21	27
4. 1994	XXX	XXX	608	487	560	472	488	472	485	457	(28)	(15)
5. 1995	XXX	XXX	XXX	975	1,096	845	840	840	840	840	0	0
6. 1996	XXX	XXX	XXX	XXX	(21)	216	146	146	146	146	0	0
7. 1997	XXX	XXX	XXX	XXX	XXX	51	38	36	36	36	0	0
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX	498	458	450	450	0	(8)
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX	260	257	257	0	(3)
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	27	26	(1)	XXX
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
12. Totals											13	124

SCHEDULE P - PART 2B - PRIVATE PASSENGER AUTO LIABILITY/MEDICAL

Years in Which Losses Were Incurred	1 (1992)	2 (1993)	3 (1994)	4 (1995)	5 (1996)	6 (1997)	7 (1998)	8 (1999)	9 (2000)	10 (2001)	11 One Year	12 Two Year
1. Prior	5,866	5,223	4,830	4,621	4,763	4,910	4,912	4,938	4,934	4,922	(12)	(16)
2. 1992	13,422	12,799	13,216	12,868	13,037	13,191	13,197	13,197	13,197	13,196	(1)	(1)
3. 1993	XXX	7,869	7,890	8,521	7,975	8,092	8,077	8,126	8,124	8,152	28	26
4. 1994	XXX	XXX	5,909	4,784	5,929	6,238	6,269	6,302	6,241	6,235	(6)	(67)
5. 1995	XXX	XXX	XXX	2,265	3,959	3,688	3,808	3,679	3,874	3,948	74	69
6. 1996	XXX	XXX	XXX	XXX	2,607	1,925	2,237	1,512	1,536	1,537	1	25
7. 1997	XXX	XXX	XXX	XXX	XXX	3,196	3,670	3,635	3,674	3,669	(5)	34
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX	3,153	5,120	4,890	4,894	4	(226)
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX	21,250	22,467	21,475	(992)	225
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	10,353	10,322	(31)	XXX
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	659	XXX	XXX
12. Totals											(940)	69

SCHEDULE P - PART 2C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

Years in Which Losses Were Incurred	1 (1992)	2 (1993)	3 (1994)	4 (1995)	5 (1996)	6 (1997)	7 (1998)	8 (1999)	9 (2000)	10 (2001)	11 One Year	12 Two Year
1. Prior	13,649	13,375	14,344	13,317	12,743	12,483	12,436	12,409	12,588	12,589	1	180
2. 1992	15,379	15,791	16,506	16,379	16,346	15,918	15,747	15,767	15,784	15,791	7	24
3. 1993	XXX	6,681	6,870	6,239	6,229	6,383	6,167	6,137	6,183	6,187	4	50
4. 1994	XXX	XXX	1,799	1,326	1,158	1,125	1,118	1,118	1,155	1,156	1	38
5. 1995	XXX	XXX	XXX	437	59	48	45	46	54	55	1	9
6. 1996	XXX	XXX	XXX	XXX	255	931	948	270	277	306	29	36
7. 1997	XXX	XXX	XXX	XXX	XXX	17	19	47	50	47	(3)	0
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX	669	1,357	1,465	1,437	(28)	80
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,059	1,289	1,288	(1)	229
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	532	650	118	XXX
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	824	XXX	XXX
12. Totals											129	646

SCHEDULE P - PART 2D - WORKERS' COMPENSATION

Years in Which Losses Were Incurred	1 (1992)	2 (1993)	3 (1994)	4 (1995)	5 (1996)	6 (1997)	7 (1998)	8 (1999)	9 (2000)	10 (2001)	11 One Year	12 Two Year
1. Prior	14,786	18,173	20,557	21,325	21,318	22,807	23,938	22,612	23,199	23,329	130	717
2. 1992	10,931	12,815	12,416	11,386	11,384	10,233	10,292	10,207	10,041	10,028	(13)	(179)
3. 1993	XXX	6,129	5,426	6,368	6,363	4,288	4,239	4,307	4,320	4,316	(4)	9
4. 1994	XXX	XXX	640	624	612	614	614	613	612	612	0	(1)
5. 1995	XXX	XXX	XXX	6	6						0	0
6. 1996	XXX	XXX	XXX	XXX							0	0
7. 1997	XXX	XXX	XXX	XXX	XXX	433	411	411			0	(411)
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		1	(1)	XXX
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
12. Totals											112	135

SCHEDULE P - PART 2E - COMMERCIAL MULTIPLE PERIL

Years in Which Losses Were Incurred	1 (1992)	2 (1993)	3 (1994)	4 (1995)	5 (1996)	6 (1997)	7 (1998)	8 (1999)	9 (2000)	10 (2001)	11 One Year	12 Two Year
1. Prior	9,048	10,291	11,868	11,943	11,255	11,958	11,884	11,925	11,906	11,931	25	6
2. 1992	18,752	20,171	20,552	20,536	19,934	20,432	20,269	20,259	20,285	20,285	0	26
3. 1993	XXX	5,996	6,082	6,230	6,957	5,961	5,919	5,926	6,024	6,087	63	161
4. 1994	XXX	XXX	540	470	473	295	309	309	311	309	(2)	0
5. 1995	XXX	XXX	XXX	89	89	54	282	54	54	54	0	0
6. 1996	XXX	XXX	XXX	XXX	4	4	4	4	4	4	0	0
7. 1997	XXX	XXX	XXX	XXX	XXX						0	0
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX	1,358	1,344	1,357	1,533	176	189
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX	594	539	537	(2)	(57)
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	742	826	84	XXX
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	976	XXX	XXX
12. Totals											344	325

SCHEDULE P - PART 2F - SECTION 1 - MEDICAL MALPRACTICE - OCCURRENCE

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										Development	
	1	2	3	4	5	6	7	8	9	10	11	12
											One Year	Two Year
	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001		
1. Prior											0	0
2. 1992											0	0
3. 1993	XXX										0	0
4. 1994	XXX	XXX									0	0
5. 1995	XXX	XXX	XXX								0	0
6. 1996	XXX	XXX	XXX	XXX							0	0
7. 1997	XXX	XXX	XXX	XXX	XXX						0	0
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
12. Totals											0	0

NONE

SCHEDULE P - PART 2F - SECTION 2 - MEDICAL MALPRACTICE - CLAIMS-MADE

	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior											0	0
2. 1992											0	0
3. 1993	XXX										0	0
4. 1994	XXX	XXX									0	0
5. 1995	XXX	XXX	XXX								0	0
6. 1996	XXX	XXX	XXX	XXX							0	0
7. 1997	XXX	XXX	XXX	XXX	XXX						0	0
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX					0	0
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
12. Totals											0	0

NONE

SCHEDULE P - PART 2G - SPECIAL LIABILITY (OCEAN MARINE, AIRCRAFT (ALL PERILS), BOILER & MACHINERY)

	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior										0	0	0
2. 1992											0	0
3. 1993	XXX										0	0
4. 1994	XXX	XXX									0	0
5. 1995	XXX	XXX	XXX								0	0
6. 1996	XXX	XXX	XXX	XXX							0	0
7. 1997	XXX	XXX	XXX	XXX	XXX						0	0
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
12. Totals											0	0

NONE

SCHEDULE P - PART 2H - SECTION 1 - OTHER LIABILITY - OCCURRENCE

	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	5,171	6,558	19,456	20,992	20,363	20,364	20,698	19,326	18,875	20,166	1,291	840
2. 1992	3,460	4,141	3,539	3,757	3,766	3,979	3,732	3,597	3,548	3,603	55	6
3. 1993	XXX	2,135	1,493	1,810	2,088	2,663	2,531	2,424	2,981	2,561	(420)	137
4. 1994	XXX	XXX	211	136	122	42	46	48	49	49	0	1
5. 1995	XXX	XXX	XXX	30	18	10	17	17	17	17	0	0
6. 1996	XXX	XXX	XXX	XXX	2	(3)	(9)	(10)	(12)	(12)	0	(2)
7. 1997	XXX	XXX	XXX	XXX	XXX						0	
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX	69	182	122	58	(64)	(124)
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX	133	131	8	(123)	(125)
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	86	15	(71)	XXX
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	15	XXX	XXX
12. Totals											668	733

SCHEDULE P - PART 2H - SECTION 2 - OTHER LIABILITY - CLAIMS-MADE

	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior											0	0
2. 1992											0	0
3. 1993	XXX										0	0
4. 1994	XXX	XXX									0	0
5. 1995	XXX	XXX	XXX								0	0
6. 1996	XXX	XXX	XXX	XXX							0	0
7. 1997	XXX	XXX	XXX	XXX	XXX						0	0
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX					0	0
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
12. Totals											0	0

NONE

SCHEDULE P - PART 2I - SPECIAL PROPERTY (FIRE, ALLIED LINES, INLAND MARINE, EARTHQUAKE, BURGLARY AND THEFT)

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										Development	
	1	2	3	4	5	6	7	8	9	10	11	12
	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001	One Year	Two Year
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	70	87	93	6	23
2. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	20	23	3	XXX
3. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	36	XXX	XXX
4. Totals											9	23

SCHEDULE P - PART 2J - AUTO PHYSICAL DAMAGE

	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,958	1,802	1,682	(120)	(276)
2. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5,902	5,740	(162)	XXX
3. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	811	XXX	XXX
4. Totals											(282)	(276)

SCHEDULE P - PART 2K - FIDELITY/SURETY

	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1	10	10	0	9
2. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1		(1)	XXX
3. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX
4. Totals											(1)	9

SCHEDULE P - PART 2L - OTHER (INCLUDING CREDIT, ACCIDENT AND HEALTH)

	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	XXX	XXX	XXX	XXX							0	0
2. 2000	XXX	XXX	XXX	XXX	NONE			XXX			0	XXX
3. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
4. Totals											0	0

SCHEDULE P - PART 2M - INTERNATIONAL

	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	1,786	1,635	1,668	1,625	1,669	1,691	1,697	1,701	1,635	1,697	62	(4)
2. 1992											0	0
3. 1993	XXX										0	0
4. 1994	XXX	XXX									0	0
5. 1995	XXX	XXX	XXX								0	0
6. 1996	XXX	XXX	XXX	XXX							0	0
7. 1997	XXX	XXX	XXX	XXX	XXX						0	0
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX	61	1		(60)	1
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
12. Totals											2	(3)

SCHEDULE P - PART 2N - REINSURANCE
NONPROPORTIONAL ASSUMED PROPERTY

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										Development	
	1	2	3	4	5	6	7	8	9	10	11	12
	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001	One Year	Two Year
1. Prior											0	0
2. 1992											0	0
3. 1993	XXX										0	0
4. 1994	XXX	XXX									0	0
5. 1995	XXX	XXX	XXX								0	0
6. 1996	XXX	XXX	XXX	XXX							0	0
7. 1997	XXX	XXX	XXX	XXX	XXX						0	0
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
12. Totals											0	0

NONE

SCHEDULE P - PART 2O - REINSURANCE
NONPROPORTIONAL ASSUMED LIABILITY

Years	1	2	3	4	5	6	7	8	9	10	One Year	Two Year
1. Prior											0	0
2. 1992											0	0
3. 1993	XXX										0	0
4. 1994	XXX	XXX									0	0
5. 1995	XXX	XXX	XXX								0	0
6. 1996	XXX	XXX	XXX	XXX							0	0
7. 1997	XXX	XXX	XXX	XXX	XXX						0	0
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
12. Totals											0	0

NONE

SCHEDULE P - PART 2P - REINSURANCE
NONPROPORTIONAL ASSUMED FINANCIAL LINES

Years	1	2	3	4	5	6	7	8	9	10	One Year	Two Year
1. Prior											0	0
2. 1992											0	0
3. 1993	XXX										0	0
4. 1994	XXX	XXX									0	0
5. 1995	XXX	XXX	XXX								0	0
6. 1996	XXX	XXX	XXX	XXX							0	0
7. 1997	XXX	XXX	XXX	XXX							0	0
8. 1998	XXX	XXX	XXX	XXX							0	0
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
12. Totals											0	0

NONE

SCHEDULE P - PART 2R-SECTION 1 - PRODUCTS LIABILITY - OCCURRENCE

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										Development	
	1	2	3	4	5	6	7	8	9	10	11	12
	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001	One Year	Two Year
1. Prior	243	322	371	211	211	42	42	42	45	45	0	3
2. 1992	78	137	189	265	265	165	155	155	155	155	0	0
3. 1993	XXX	75	64	374	374	122	122	122	122	122	0	0
4. 1994	XXX	XXX	1								0	0
5. 1995	XXX	XXX	XXX								0	0
6. 1996	XXX	XXX	XXX	XXX							0	0
7. 1997	XXX	XXX	XXX	XXX	XXX						0	0
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX	3	1			0	(1)
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX	(1)			0	1
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1	XXX	XXX
12. Totals											0	3

SCHEDULE P - PART 2R-SECTION 2 - PRODUCTS LIABILITY - CLAIMS-MADE

	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior											0	0
2. 1992											0	0
3. 1993	XXX										0	0
4. 1994	XXX	XXX									0	0
5. 1995	XXX	XXX	XXX		NONE						0	0
6. 1996	XXX	XXX	XXX	XXX							0	0
7. 1997	XXX	XXX	XXX	XXX	XXX						0	0
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
12. Totals											0	0

SCHEDULE P - PART 2S - FINANCIAL GUARANTY/MORTGAGE GUARANTY

	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
2. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
3. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
4. Totals											0	0

NONE

SCHEDULE P - PART 3A - HOMEOWNERS/FARMOWNERS

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										11 Number of Claims Closed With Loss Payment	12 Number of Claims Closed Without Loss Payment
	1 1992	2 1993	3 1994	4 1995	5 1996	6 1997	7 1998	8 1999	9 2000	10 2001		
1. Prior	000	386	593	670	746	750	742	742	776	779	10,464	3,575
2. 1992	11,032	21,531	22,223	22,337	22,472	22,535	22,543	22,562	22,694	22,696	5,092	882
3. 1993	XXX	3,702	4,053	4,246	4,286	4,315	4,302	4,303	4,307	4,307	2,813	670
4. 1994	XXX	XXX	346	421	435	439	444	448	454	455	433	134
5. 1995	XXX	XXX	XXX	690	842	840	840	840	840	840	446	135
6. 1996	XXX	XXX	XXX	XXX	112	146	146	146	146	146	63	18
7. 1997	XXX	XXX	XXX	XXX	XXX	24	36	36	36	36		
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX	304	450	450	450	11	
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX	249	257	257	48	10
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	26	26	16	8
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			

SCHEDULE P - PART 3B - PRIVATE PASSENGER AUTO LIABILITY/MEDICAL

	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	000	1,739	3,188	4,327	4,523	4,839	4,874	4,900	4,902	4,903	85,081	35,015
2. 1992	5,695	9,711	11,903	12,605	12,800	13,173	13,191	13,195	13,196	13,196	8,417	2,815
3. 1993	XXX	3,463	5,735	6,431	7,278	7,963	8,016	8,121	8,124	8,152	4,612	1,369
4. 1994	XXX	XXX	2,824	3,873	5,533	6,066	6,230	6,237	6,201	6,215	3,117	896
5. 1995	XXX	XXX	XXX	1,239	3,043	3,371	3,762	3,848	3,868	3,948	2,261	604
6. 1996	XXX	XXX	XXX	XXX	1,260	656	1,421	1,508	1,536	1,537	1,007	235
7. 1997	XXX	XXX	XXX	XXX	XXX	2,164	3,568	3,614	3,660	3,667	823	169
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX	1,170	3,484	4,264	4,548	2,873	852
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX	8,981	16,728	19,316	8,729	3,193
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,654	7,717	5,720	2,426
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	399	187	72

SCHEDULE P - PART 3C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	000	4,359	8,807	10,916	11,639	11,979	12,272	12,318	12,514	12,553	10,163	3,758
2. 1992	4,907	9,603	12,949	14,654	15,529	15,644	15,715	15,716	15,753	15,757	2,827	1,136
3. 1993	XXX	2,186	3,770	4,935	5,446	5,894	6,085	6,105	6,183	6,187	1,471	524
4. 1994	XXX	XXX	984	1,059	1,050	1,084	1,118	1,118	1,154	1,156	219	68
5. 1995	XXX	XXX	XXX	225	36	43	45	46	54	55	101	30
6. 1996	XXX	XXX	XXX	XXX	253	270	274	270	270	306	67	20
7. 1997	XXX	XXX	XXX	XXX	XXX	12	16	47	47	47	72	25
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX	441	1,239	1,328	1,368	304	89
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX	786	981	1,114	522	183
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	263	381	315	78
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	514	174	19

SCHEDULE P - PART 3D - WORKERS' COMPENSATION

	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	000	(7,138)	8,750	8,404	9,968	11,092	12,861	13,762	14,804	15,232	13,988	3,291
2. 1992	3,831	6,296	10,310	9,768	10,009	9,849	9,932	9,963	9,924	9,942	1,332	295
3. 1993	XXX	2,232	4,634	4,028	4,178	4,169	4,182	4,249	4,304	4,299	372	153
4. 1994	XXX	XXX	599	600	602	612	612	612	612	612	4	
5. 1995	XXX	XXX	XXX									
6. 1996	XXX	XXX	XXX	XXX								1
7. 1997	XXX	XXX	XXX	XXX	XXX							
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX						
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX					
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			

SCHEDULE P - PART 3E - COMMERCIAL MULTIPLE PERIL

	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	000	2,749	7,143	9,396	10,518	11,374	11,539	11,603	11,723	11,759	11,993	5,300
2. 1992	7,872	15,729	17,120	18,268	19,190	19,469	19,784	20,092	20,207	20,274	3,124	1,325
3. 1993	XXX	3,125	4,073	4,766	5,414	5,486	5,729	5,820	5,904	6,035	1,617	591
4. 1994	XXX	XXX	258	287	294	295	295	295	295	295	52	22
5. 1995	XXX	XXX	XXX	54	54	54	54	54	54	54	1	
6. 1996	XXX	XXX	XXX	XXX		4	4	4	4	4	1	
7. 1997	XXX	XXX	XXX	XXX	XXX							
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX	1,044	1,224	1,249	1,421	262	177
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX	353	418	439	539	416
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	409	731	395	137
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	725	232	13

SCHEDULE P - PART 3F - SECTION 1 - MEDICAL MALPRACTICE - OCCURRENCE

Years In Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										11 Number of Claims Closed With Loss Payment	12 Number of Claims Closed Without Loss Payment
	1 1992	2 1993	3 1994	4 1995	5 1996	6 1997	7 1998	8 1999	9 2000	10 2001		
1. Prior	000											
2. 1992												
3. 1993	XXX											
4. 1994	XXX	XXX										
5. 1995	XXX	XXX	XXX									
6. 1996	XXX	XXX	XXX	XXX								
7. 1997	XXX	XXX	XXX	XXX	XXX							
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX						
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX					
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			

NONE

SCHEDULE P - PART 3F - SECTION 2 - MEDICAL MALPRACTICE - CLAIMS-MADE

Years In Which Losses Were Incurred	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	000											
2. 1992												
3. 1993	XXX											
4. 1994	XXX	XXX										
5. 1995	XXX	XXX	XXX									
6. 1996	XXX	XXX	XXX	XXX								
7. 1997	XXX	XXX	XXX	XXX	XXX							
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX						
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX					
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			

NONE

SCHEDULE P - PART 3G - SPECIAL LIABILITY (OCEAN MARINE, AIRCRAFT (ALL PERILS), BOILER AND MACHINERY)

Years In Which Losses Were Incurred	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	000	(4)	(4)	(4)	(4)	(4)	(4)	(4)	(4)	(4)	XXX	XXX
2. 1992											XXX	XXX
3. 1993	XXX										XXX	XXX
4. 1994	XXX	XXX									XXX	XXX
5. 1995	XXX	XXX	XXX								XXX	XXX
6. 1996	XXX	XXX	XXX	XXX							XXX	XXX
7. 1997	XXX	XXX	XXX	XXX	XXX						XXX	XXX
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX					XXX	XXX
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX				XXX	XXX
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

SCHEDULE P - PART 3H - SECTION 1 - OTHER LIABILITY - OCCURRENCE

Years In Which Losses Were Incurred	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	000	(19,298)	(3,146)	(432)	2,846	6,322	8,268	9,666	12,049	12,925	794	529
2. 1992	210	808	2,004	2,544	2,855	3,195	3,109	3,213	3,216	3,261	182	154
3. 1993	XXX	635	866	1,091	1,276	1,964	2,028	2,113	2,176	2,348	124	75
4. 1994	XXX	XXX	10	22	23	25	45	47	48	48	5	6
5. 1995	XXX	XXX	XXX	4	5	10	17	17	17	17	4	1
6. 1996	XXX	XXX	XXX	XXX		(3)	(9)	(12)	(12)	(12)	1	1
7. 1997	XXX	XXX	XXX	XXX	XXX							
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX	1	3	4	22	3	7
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1		5	7	9
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3	12	16	8
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	11	5	1

SCHEDULE P - PART 3H - SECTION 2 - OTHER LIABILITY - CLAIMS-MADE

Years In Which Losses Were Incurred	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	000											
2. 1992												
3. 1993	XXX											
4. 1994	XXX	XXX										
5. 1995	XXX	XXX	XXX									
6. 1996	XXX	XXX	XXX	XXX								
7. 1997	XXX	XXX	XXX	XXX	XXX							
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX						
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX					
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			

NONE

SCHEDULE P - PART 3I - SPECIAL PROPERTY (FIRE, ALLIED LINES, INLAND MARINE, EARTHQUAKE, BURGLARY AND THEFT)

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Containment Expenses Reported at Year End ($000 omitted)										11 Number of Claims Closed With Loss Payment	12 Number of Claims Closed Without Loss Payment
	1 1992	2 1993	3 1994	4 1995	5 1996	6 1997	7 1998	8 1999	9 2000	10 2001		
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	000	34	47	XXX	XXX
2. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	16	23	XXX	XXX
3. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	16	XXX	XXX

SCHEDULE P - PART 3J - AUTO PHYSICAL DAMAGE

	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	000	1,681	1,684	8,472	3,039
2. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4,791	5,715		
3. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	761		

SCHEDULE P - PART 3K - FIDELITY/SURETY

	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	000	10	10	XXX	XXX
2. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
3. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

SCHEDULE P - PART 3L - OTHER (INCLUDING CREDIT, ACCIDENT AND HEALTH)

NONE

	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	000			XXX	XXX
2. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
3. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

SCHEDULE P - PART 3M - INTERNATIONAL

	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	000	1,570	1,633	1,625	1,627	1,631	1,633	1,635	1,635	1,636	XXX	XXX
2. 1992											XXX	XXX
3. 1993	XXX										XXX	XXX
4. 1994	XXX	XXX									XXX	XXX
5. 1995	XXX	XXX	XXX								XXX	XXX
6. 1996	XXX	XXX	XXX	XXX							XXX	XXX
7. 1997	XXX	XXX	XXX	XXX	XXX						XXX	XXX
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX					XXX	XXX
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX		1	1	XXX	XXX
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

SCHEDULE P - PART 3N - REINSURANCE
NONPROPORTIONAL ASSUMED PROPERTY

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										11 Number of Claims Closed With Loss Payment	12 Number of Claims Closed Without Loss Payment
	1 1992	2 1993	3 1994	4 1995	5 1996	6 1997	7 1998	8 1999	9 2000	10 2001		
1. Prior	000										XXX	XXX
2. 1992											XXX	XXX
3. 1993	XXX										XXX	XXX
4. 1994	XXX	XXX									XXX	XXX
5. 1995	XXX	XXX	XXX								XXX	XXX
6. 1996	XXX	XXX	XXX	XXX							XXX	XXX
7. 1997	XXX	XXX	XXX	XXX	XXX						XXX	XXX
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX					XXX	XXX
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX				XXX	XXX
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

NONE

SCHEDULE P - PART 3O - REINSURANCE
NONPROPORTIONAL ASSUMED LIABILITY

Years	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	000										XXX	XXX
2. 1992											XXX	XXX
3. 1993	XXX										XXX	XXX
4. 1994	XXX	XXX									XXX	XXX
5. 1995	XXX	XXX	XXX								XXX	XXX
6. 1996	XXX	XXX	XXX	XXX							XXX	XXX
7. 1997	XXX	XXX	XXX	XXX	XXX						XXX	XXX
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX					XXX	XXX
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX				XXX	XXX
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

NONE

SCHEDULE P - PART 3P - REINSURANCE
NONPROPORTIONAL ASSUMED FINANCIAL LINES

Years	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	000										XXX	XXX
2. 1992											XXX	XXX
3. 1993	XXX										XXX	XXX
4. 1994	XXX	XXX									XXX	XXX
5. 1995	XXX	XXX	XXX								XXX	XXX
6. 1996	XXX	XXX	XXX	XXX							XXX	XXX
7. 1997	XXX	XXX	XXX	XXX							XXX	XXX
8. 1998	XXX	XXX	XXX	XXX							XXX	XXX
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX					XXX	XXX
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

NONE

SCHEDULE P - PART 3R-SECTION 1 - PRODUCTS LIABILITY - OCCURRENCE

Years In Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										11 Number of Claims Closed With Loss Payment	12 Number of Claims Closed Without Loss Payment
	1 1992	2 1993	3 1994	4 1995	5 1996	6 1997	7 1998	8 1999	9 2000	10 2001		
1. Prior	000	(114)	17	27	39	42	42	42	42	42	89	19
2. 1992	24	43	62	147	155	155	155	155	155	155	10	3
3. 1993	XXX		14	102	122	122	122	122	122	122	4	2
4. 1994	XXX	XXX										
5. 1995	XXX	XXX	XXX									
6. 1996	XXX	XXX	XXX	XXX								
7. 1997	XXX	XXX	XXX	XXX	XXX							
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX						
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX					
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			

SCHEDULE P - PART 3R-SECTION 2 - PRODUCTS LIABILITY- CLAIMS-MADE

1. Prior	000											
2. 1992												
3. 1993	XXX											
4. 1994	XXX	XXX										
5. 1995	XXX	XXX	XXX		**NONE**							
6. 1996	XXX	XXX	XXX	XXX								
7. 1997	XXX	XXX	XXX	XXX	XXX							
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX						
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX					
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			

SCHEDULE P - PART 3S - FINANCIAL GUARANTY/MORTGAGE GUARANTY

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	000			XXX	XXX
2. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
3. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

NONE

SCHEDULE P - PART 4A - HOMEOWNERS/FARMOWNERS

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)									
	1	2	3	4	5	6	7	8	9	10
	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001
1. Prior	24	80	71	43	111	18	26	7	1	
2. 1992	4,335	209	22	21	(230)	31	50	6		
3. 1993	XXX	296	70	4	296				2	1
4. 1994	XXX	XXX	162	27	86	21	32	6	13	
5. 1995	XXX	XXX	XXX	103	110	5				
6. 1996	XXX	XXX	XXX	XXX	(188)	39				
7. 1997	XXX	XXX	XXX	XXX	XXX	5	2			
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX	29	8		
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7		
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1	
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 4B - PRIVATE PASSENGER AUTO LIABILITY/MEDICAL

	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001
1. Prior	1,390	601	170	(62)	96			15	12	3
2. 1992	3,564	663	392	(11)	250					
3. 1993	XXX	1,767	476	809	(48)		(26)			
4. 1994	XXX	XXX	1,375	269	64			29		3
5. 1995	XXX	XXX	XXX	284	198			20	1	
6. 1996	XXX	XXX	XXX	XXX	357	667	803			
7. 1997	XXX	XXX	XXX	XXX	XXX	64		8	1	
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX	239	540	165	147
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4,444	2,127	810
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,083	858
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	110

SCHEDULE P - PART 4C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001
1. Prior	4,420	2,501	1,733	598	219			14	3	4
2. 1992	5,685	2,297	1,075	560	299			20	1	4
3. 1993	XXX	1,801	1,082	485	66			3		
4. 1994	XXX	XXX	397	112	29				1	
5. 1995	XXX	XXX	XXX	107	8					
6. 1996	XXX	XXX	XXX	XXX	2	660	675		7	
7. 1997	XXX	XXX	XXX	XXX	XXX	5			3	
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX	48	62	55	15
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX	120	144	95
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	60	127
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	76

SCHEDULE P - PART 4D - WORKERS' COMPENSATION

	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001
1. Prior	6,547	9,070	4,815	3,942	3,785	5,794	6,177	4,785	4,324	4,501
2. 1992	2,986	2,865	840	617	851	128	162	54	53	41
3. 1993	XXX	1,792	407	2,146	2,036	47	33	1	7	8
4. 1994	XXX	XXX	34	16	6	1	1	1		
5. 1995	XXX	XXX	XXX	5	5					
6. 1996	XXX	XXX	XXX	XXX						
7. 1997	XXX	XXX	XXX	XXX	XXX	433	411	411		
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX				
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1	
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 4E - COMMERCIAL MULTIPLE PERIL

	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001
1. Prior	2,104	1,014	818	5	(486)	214	125	126	70	77
2. 1992	3,304	1,180	781	143	(129)	360	296	82	13	1
3. 1993	XXX	1,097	544	292	886	163	124	65	60	10
4. 1994	XXX	XXX	182	89	110		13	13	2	2
5. 1995	XXX	XXX	XXX	22	22					
6. 1996	XXX	XXX	XXX	XXX						
7. 1997	XXX	XXX	XXX	XXX	XXX					
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX	284	81	39	73
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX	93	78	43
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	42	61
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	131

SCHEDULE P - PART 4F - SECTION 1 - MEDICAL MALPRACTICE - OCCURRENCE

Years In Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)									
	1	2	3	4	5	6	7	8	9	10
	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001
1. Prior										
2. 1992										
3. 1993	XXX									
4. 1994	XXX	XXX								
5. 1995	XXX	XXX	XXX							
6. 1996	XXX	XXX	XXX	XXX						
7. 1997	XXX	XXX	XXX	XXX	XXX					
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX				
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SCHEDULE P - PART 4F - SECTION 2 - MEDICAL MALPRACTICE - CLAIMS-MADE

1. Prior										
2. 1992										
3. 1993	XXX									
4. 1994	XXX	XXX								
5. 1995	XXX	XXX	XXX							
6. 1996	XXX	XXX	XXX	XXX						
7. 1997	XXX	XXX	XXX	XXX	XXX					
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX				
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SCHEDULE P - PART 4G - SPECIAL LIABILITY (OCEAN MARINE, AIRCRAFT (ALL PERILS), BOILER AND MACHINERY)

1. Prior										
2. 1992										
3. 1993	XXX									
4. 1994	XXX	XXX								
5. 1995	XXX	XXX	XXX							
6. 1996	XXX	XXX	XXX	XXX						
7. 1997	XXX	XXX	XXX	XXX	XXX					
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX				
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SCHEDULE P - PART 4H - SECTION 1 - OTHER LIABILITY - OCCURRENCE

1. Prior	2,341	13,291	13,161	12,055	8,994	9,442	8,860	5,888	3,968	4,690
2. 1992	1,680	1,501	495	600	382	501	378	217	51	112
3. 1993	XXX	877	243	316	174	406	308	194	123	69
4. 1994	XXX	XXX	98	52	13	10				
5. 1995	XXX	XXX	XXX	24	8					
6. 1996	XXX	XXX	XXX	XXX	3			2		
7. 1997	XXX	XXX	XXX	XXX	XXX					
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX	88	173	97	7
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX	131	130	3
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	77	2
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2

SCHEDULE P - PART 4H - SECTION 2 - OTHER LIABILITY - CLAIMS-MADE

1. Prior										
2. 1992										
3. 1993	XXX									
4. 1994	XXX	XXX								
5. 1995	XXX	XXX	XXX							
6. 1996	XXX	XXX	XXX	XXX						
7. 1997	XXX	XXX	XXX	XXX	XXX					
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX				
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SCHEDULE P - PART 4I - SPECIAL PROPERTY (FIRE, ALLIED LINES, INLAND MARINE, EARTHQUAKE, BURGLARY AND THEFT)

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)									
	1	2	3	4	5	6	7	8	9	10
	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	10	5	4
2. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2	
3. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5

SCHEDULE P - PART 4J - AUTO PHYSICAL DAMAGE

	1	2	3	4	5	6	7	8	9	10
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	285	51	
2. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	442	12
3. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	8

SCHEDULE P - PART 4K - FIDELITY/SURETY

	1	2	3	4	5	6	7	8	9	10
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1		
2. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1	
3. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 4L - OTHER (INCLUDING CREDIT, ACCIDENT AND HEALTH)

	1	2	3	4	5	6	7	8	9	10
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
2. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
3. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX			

NONE

SCHEDULE P - PART 4M - INTERNATIONAL

	1	2	3	4	5	6	7	8	9	10
1. Prior										
2. 1992										
3. 1993	XXX									
4. 1994	XXX	XXX								
5. 1995	XXX	XXX	XXX							
6. 1996	XXX	XXX	XXX	XXX						
7. 1997	XXX	XXX	XXX	XXX	XXX					
8. 1998	XXX	XXX	XXX	XXX	XXX					
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX				
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		

NONE

SCHEDULE P - PART 4N - REINSURANCE
NONPROPORTIONAL ASSUMED PROPERTY

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)									
	1	2	3	4	5	6	7	8	9	10
	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001
1. Prior										
2. 1992										
3. 1993	XXX									
4. 1994	XXX	XXX								
5. 1995	XXX	XXX	XXX							
6. 1996	XXX	XXX	XXX	XXX						
7. 1997	XXX	XXX	XXX	XXX	XXX					
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX				
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SCHEDULE P - PART 4O - REINSURANCE
NONPROPORTIONAL ASSUMED LIABILITY

1. Prior										
2. 1992										
3. 1993	XXX									
4. 1994	XXX	XXX								
5. 1995	XXX	XXX	XXX							
6. 1996	XXX	XXX	XXX	XXX						
7. 1997	XXX	XXX	XXX	XXX	XXX					
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX				
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SCHEDULE P - PART 4P - REINSURANCE
NONPROPORTIONAL ASSUMED FINANCIAL LINES

1. Prior										
2. 1992										
3. 1993	XXX									
4. 1994	XXX	XXX								
5. 1995	XXX	XXX	XXX							
6. 1996	XXX	XXX	XXX	XXX						
7. 1997	XXX	XXX	XXX	XXX	XXX					
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX				
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SCHEDULE P - PART 4R-SECTION 1 - PRODUCTS LIABILITY - OCCURRENCE

Years In Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)									
	1	2	3	4	5	6	7	8	9	10
	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001
1. Prior	156	137	183	47	138					
2. 1992	29	18	29	37	87	3				
3. 1993	XXX	12	14	71	246					
4. 1994	XXX	XXX	1							
5. 1995	XXX	XXX	XXX							
6. 1996	XXX	XXX	XXX	XXX						
7. 1997	XXX	XXX	XXX	XXX	XXX					
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX	3	1		
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX	(1)		
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1

SCHEDULE P - PART 4R-SECTION 2 - PRODUCTS LIABILITY - CLAIMS-MADE

	1	2	3	4	5	6	7	8	9	10
1. Prior										
2. 1992										
3. 1993	XXX									
4. 1994	XXX	XXX								
5. 1995	XXX	XXX	XXX							
6. 1996	XXX	XXX	XXX							
7. 1997	XXX	XXX	XXX	XXX	XXX					
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX				
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SCHEDULE P - PART 4S - FINANCIAL GUARANTY/MORTGAGE GUARANTY

	1	2	3	4	5	6	7	8	9	10
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
2. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
3. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SCHEDULE P - PART 5A - HOMEOWNERS/FARMOWNERS

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	1 1992	2 1993	3 1994	4 1995	5 1996	6 1997	7 1998	8 1999	9 2000	10 2001
				Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End						
1. Prior	440	41	10	3	8				3	1
2. 1992	3,919	4,985	5,055	5,070	5,086	5,086	5,086	5,086	5,092	5,092
3. 1993	XXX	2,647	2,781	2,801	2,812	2,812	2,813	2,813	2,813	2,813
4. 1994	XXX	XXX	377	425	433	433	433	433	433	433
5. 1995	XXX	XXX	XXX	407	446	446	446	446	446	446
6. 1996	XXX	XXX	XXX	XXX	63	63	63	63	63	63
7. 1997	XXX	XXX	XXX	XXX	XXX					
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX	1	11	11	11
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX	43	48	48
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	16	16
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	1 1992	2 1993	3 1994	4 1995	5 1996	6 1997	7 1998	8 1999	9 2000	10 2001
				Number of Claims Outstanding Direct and Assumed at Year End						
1. Prior	46	40	39	8	18	4	3	3	3	4
2. 1992	622	55	36	12	18	8	7	7	1	1
3. 1993	XXX	115	23	10	21			1	1	1
4. 1994	XXX	XXX	41	6	4	1	1	1	3	2
5. 1995	XXX	XXX	XXX	52	8					
6. 1996	XXX	XXX	XXX	XXX	5	3				
7. 1997	XXX	XXX	XXX	XXX	XXX	1				
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX	8			
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4		
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1	
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 3

Years in Which Premiums Were Earned and Losses Were Incurred	1 1992	2 1993	3 1994	4 1995	5 1996	6 1997	7 1998	8 1999	9 2000	10 2001
				Cumulative Number of Claims Reported Direct and Assumed at Year End						
1. Prior	307	57	30	22	36	(11)			1	
2. 1992	5,127	5,839	5,924	5,938	5,979	5,976	5,975	5,975	5,975	5,975
3. 1993	XXX	3,334	3,451	3,471	3,503	3,482	3,483	3,484	3,484	3,484
4. 1994	XXX	XXX	526	559	570	568	568	568	570	569
5. 1995	XXX	XXX	XXX	547	578	581	581	581	581	581
6. 1996	XXX	XXX	XXX	XXX	85	84	81	81	81	81
7. 1997	XXX	XXX	XXX	XXX	XXX	1				
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX	9	11	11	11
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX	57	58	58
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	25	24
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 5B - PRIVATE PASSENGER AUTO LIABILITY/MEDICAL

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	1 1992	2 1993	3 1994	4 1995	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End 5 1996	6 1997	7 1998	8 1999	9 2000	10 2001
1. Prior	7,692	1,099	363	190	36	13	8	2	3	
2. 1992	6,158	8,002	8,296	8,389	8,413	8,415	8,417	8,417	8,417	8,417
3. 1993	XXX	3,288	4,399	4,556	4,590	4,599	4,604	4,611	4,612	4,612
4. 1994	XXX	XXX	2,235	2,975	3,083	3,107	3,115	3,116	3,117	3,117
5. 1995	XXX	XXX	XXX	1,631	2,147	2,227	2,255	2,259	2,260	2,261
6. 1996	XXX	XXX	XXX	XXX	664	967	997	1,004	1,007	1,007
7. 1997	XXX	XXX	XXX	XXX	XXX	496	766	806	819	823
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX	1,544	2,621	2,810	2,873
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5,665	8,227	8,729
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4,516	5,720
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	187

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	1 1992	2 1993	3 1994	4 1995	Number of Claims Outstanding Direct and Assumed at Year End 5 1996	6 1997	7 1998	8 1999	9 2000	10 2001
1. Prior	2,065	766	174	246	70	23	14	11	8	8
2. 1992	1,961	543	148	45	24	2	1		1	
3. 1993	XXX	1,125	249	76	39	20	14	5	1	1
4. 1994	XXX	XXX	771	176	57	18	8	7	7	6
5. 1995	XXX	XXX	XXX	592	143	44	13	8	2	1
6. 1996	XXX	XXX	XXX	XXX	342	45	6	5	1	1
7. 1997	XXX	XXX	XXX	XXX	XXX	248	50	11	2	
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX	1,062	210	98	26
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,464	710	232
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,464	313
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	23

SECTION 3

Years in Which Premiums Were Earned and Losses Were Incurred	1 1992	2 1993	3 1994	4 1995	Cumulative Number of Claims Reported Direct and Assumed at Year End 5 1996	6 1997	7 1998	8 1999	9 2000	10 2001
1. Prior	3,976	674	66	412	61	9	5	13	1	
2. 1992	10,090	11,060	11,150	11,194	11,241	11,231	11,233	11,232	11,233	11,232
3. 1993	XXX	5,194	5,901	5,959	5,989	5,987	5,986	5,985	5,982	5,982
4. 1994	XXX	XXX	3,551	3,948	4,020	4,018	4,019	4,019	4,020	4,019
5. 1995	XXX	XXX	XXX	2,535	2,863	2,870	2,871	2,870	2,866	2,866
6. 1996	XXX	XXX	XXX	XXX	1,189	1,239	1,236	1,244	1,243	1,243
7. 1997	XXX	XXX	XXX	XXX	XXX	896	983	985	990	992
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX	3,201	3,630	3,743	3,751
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX	10,535	12,029	12,154
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	8,116	8,459
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	282

SCHEDULE P - PART 5C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

SECTION 1

Years In Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001
1. Prior	896	182	132	46	7	5	3	1		
2. 1992	1,881	2,590	2,762	2,802	2,817	2,821	2,827	2,827	2,827	2,827
3. 1993	XXX	1,149	1,404	1,451	1,462	1,467	1,469	1,470	1,471	1,471
4. 1994	XXX	XXX	170	205	213	219	219	219	219	219
5. 1995	XXX	XXX	XXX	75	98	101	101	101	101	101
6. 1996	XXX	XXX	XXX	XXX	36	60	62	62	63	67
7. 1997	XXX	XXX	XXX	XXX	XXX	41	63	68	72	72
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX	203	285	290	304
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX	376	495	522
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	235	315
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	174

SECTION 2

Years In Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001
1. Prior	380	266	140	61	28	12	7	4	4	2
2. 1992	771	339	107	53	22	14	2	2	1	1
3. 1993	XXX	319	67	28	13	4	3	1		
4. 1994	XXX	XXX	43	11	9	1				
5. 1995	XXX	XXX	XXX	22	2					
6. 1996	XXX	XXX	XXX	XXX	24	7	7	7	6	2
7. 1997	XXX	XXX	XXX	XXX	XXX	24	10	3		
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX	78	21	15	6
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX	163	50	29
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	116	28
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	97

SECTION 3

Years In Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001
1. Prior	654	201	113	37	2	4	(1)	3		
2. 1992	3,211	3,835	3,936	3,970	3,974	3,971	3,965	3,965	3,964	3,964
3. 1993	XXX	1,761	1,949	1,986	1,996	1,995	1,996	1,995	1,995	1,995
4. 1994	XXX	XXX	253	274	289	288	287	287	287	287
5. 1995	XXX	XXX	XXX	115	130	131	131	131	131	131
6. 1996	XXX	XXX	XXX	XXX	73	87	89	89	89	89
7. 1997	XXX	XXX	XXX	XXX	XXX	89	98	96	97	97
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX	351	394	394	399
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX	701	725	734
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	427	421
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	290

SCHEDULE P - PART 5D - WORKERS' COMPENSATION

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001
1. Prior	706	164	102	45	44	72	18	33	24	25
2. 1992	973	1,230	1,293	1,313	1,325	1,328	1,331	1,331	1,332	1,332
3. 1993	XXX	237	325	344	355	358	361	364	369	372
4. 1994	XXX	XXX	4	4	4	4	4	4	4	4
5. 1995	XXX	XXX	XXX							
6. 1996	XXX	XXX	XXX	XXX						
7. 1997	XXX	XXX	XXX	XXX	XXX					
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX				
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001
1. Prior	465	485	360	326	287	235	209	203	200	192
2. 1992	350	135	62	37	18	11	8	8	6	6
3. 1993	XXX	196	37	8	4	2	3	3	3	3
4. 1994	XXX	XXX								
5. 1995	XXX	XXX	XXX							
6. 1996	XXX	XXX	XXX	XXX						
7. 1997	XXX	XXX	XXX	XXX	XXX					
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX				
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 3

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001
1. Prior	396	260	81	74	76	233	6	213	2	
2. 1992	1,441	1,591	1,613	1,626	1,637	1,634	1,635	1,635	1,634	1,634
3. 1993	XXX	481	498	504	512	513	517	520	525	528
4. 1994	XXX	XXX	4	4	4	4	4	4	4	4
5. 1995	XXX	XXX	XXX							
6. 1996	XXX	XXX	XXX	XXX	1	1	1	1	1	1
7. 1997	XXX	XXX	XXX	XXX	XXX					
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX				
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 5E - COMMERCIAL MULTIPLE PERIL

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001
1. Prior	719	159	103	44	16	12	3	2	1	1
2. 1992	2,146	2,915	3,023	3,075	3,097	3,105	3,114	3,118	3,123	3,124
3. 1993	XXX	1,415	1,553	1,584	1,599	1,602	1,610	1,612	1,614	1,617
4. 1994	XXX	XXX	46	51	52	52	52	52	52	52
5. 1995	XXX	XXX	XXX	1	1	1	1	1	1	1
6. 1996	XXX	XXX	XXX	XXX		1	1	1	1	1
7. 1997	XXX	XXX	XXX	XXX	XXX					
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX	213	255	257	262
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX	389	532	539
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	313	395
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	232

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001
1. Prior	368	264	151	73	19	14	8	8	10	10
2. 1992	767	229	108	75	33	28	17	5	2	1
3. 1993	XXX	196	81	53	10	15	7	5	6	5
4. 1994	XXX	XXX	8	8		2	3	1	2	1
5. 1995	XXX	XXX	XXX							
6. 1996	XXX	XXX	XXX	XXX						
7. 1997	XXX	XXX	XXX	XXX	XXX					
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX	77	9	7	2
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX	180	23	17
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	103	27
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	58

SECTION 3

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001
1. Prior	624	188	103	41	15	13	1	4	(2)	
2. 1992	3,681	4,247	4,349	4,415	4,429	4,440	4,455	4,448	4,450	4,450
3. 1993	XXX	2,021	2,148	2,192	2,188	2,198	2,207	2,208	2,211	2,213
4. 1994	XXX	XXX	73	80	74	76	77	75	76	75
5. 1995	XXX	XXX	XXX	1	1	1	1	1	1	1
6. 1996	XXX	XXX	XXX	XXX		1	1	1	1	1
7. 1997	XXX	XXX	XXX	XXX	XXX					
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX	440	441	441	441
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX	954	971	972
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	544	559
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	303

Sch. P-Pt. 5F-Sn. 1A
NONE

Sch. P-Pt. 5F-Sn. 2A
NONE

Sch. P-Pt. 5F-Sn. 3A
NONE

Sch. P-Pt. 5F-Sn. 1B
NONE

Sch. P-Pt. 5F-Sn. 2B
NONE

Sch. P-Pt. 5F-Sn. 3B
NONE

SCHEDULE P - PART 5H - OTHER LIABILITY - OCCURRENCE

SECTION 1A

Years in Which Premiums Were Earned and Losses Were Incurred	1 1992	2 1993	3 1994	4 1995	5 1996	6 1997	7 1998	8 1999	9 2000	10 2001
					Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End					
1. Prior	114	84	67	44	12	39	1	10	8	12
2. 1992	83	138	149	161	168	173	175	179	180	182
3. 1993	XXX	74	87	92	98	104	108	114	116	124
4. 1994	XXX	XXX	3	4	4	4	5	5	5	5
5. 1995	XXX	XXX	XXX	1	2	3	4	4	4	4
6. 1996	XXX	XXX	XXX	XXX			1	1	1	1
7. 1997	XXX	XXX	XXX	XXX	XXX					
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX	2	3	3	3
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3	6	7
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	6	16
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5

SECTION 2A

Years in Which Premiums Were Earned and Losses Were Incurred	1 1992	2 1993	3 1994	4 1995	5 1996	6 1997	7 1998	8 1999	9 2000	10 2001
					Number of Claims Outstanding Direct and Assumed at Year End					
1. Prior	119	293	273	252	170	158	135	134	104	92
2. 1992	61	30	17	13	34	22	18	10	14	10
3. 1993	XXX	32	25	26	28	22	13	7	10	8
4. 1994	XXX	XXX	3	3	5	1				
5. 1995	XXX	XXX	XXX			1				
6. 1996	XXX	XXX	XXX	XXX		10	1	1	1	1
7. 1997	XXX	XXX	XXX	XXX	XXX					
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX		3	2	2
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX	8	1	1
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	9	1
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3

SECTION 3A

Years in Which Premiums Were Earned and Losses Were Incurred	1 1992	2 1993	3 1994	4 1995	5 1996	6 1997	7 1998	8 1999	9 2000	10 2001
					Cumulative Number of Claims Reported Direct and Assumed at Year End					
1. Prior	143	308	72	42	33	215		144	1	
2. 1992	205	273	287	302	339	341	339	337	346	346
3. 1993	XXX	135	161	180	198	200	195	195	201	207
4. 1994	XXX	XXX	9	12	14	11	11	11	11	11
5. 1995	XXX	XXX	XXX	2	3	5	5	5	5	5
6. 1996	XXX	XXX	XXX	XXX		10	3	3	3	3
7. 1997	XXX	XXX	XXX	XXX	XXX					
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX	5	13	12	12
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX	19	16	17
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	23	25
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	9

SCHEDULE P - PART 5H - OTHER LIABILITY - CLAIMS-MADE

SECTION 1B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001
1. Prior										
2. 1992										
3. 1993	XXX									
4. 1994	XXX	XXX								
5. 1995	XXX	XXX	XXX							
6. 1996	XXX	XXX	XXX	XXX						
7. 1997	XXX	XXX	XXX	XXX	XXX					
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX				
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SECTION 2B

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001
1. Prior										
2. 1992										
3. 1993	XXX									
4. 1994	XXX	XXX								
5. 1995	XXX	XXX	XXX							
6. 1996	XXX	XXX	XXX	XXX						
7. 1997	XXX	XXX	XXX	XXX	XXX					
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX				
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SECTION 3B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001
1. Prior										
2. 1992										
3. 1993	XXX									
4. 1994	XXX	XXX								
5. 1995	XXX	XXX	XXX							
6. 1996	XXX	XXX	XXX							
7. 1997	XXX	XXX	XXX	XXX	XXX					
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX				
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SCHEDULE P - PART 5R - PRODUCTS LIABILITY - OCCURRENCE

SECTION 1A

Years In Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001
1. Prior	8	2	1	1	1					
2. 1992	4	8	8	9	10	10	10	10	10	10
3. 1993	XXX	1	3	4	4	4	4	4	4	4
4. 1994	XXX	XXX								
5. 1995	XXX	XXX	XXX							
6. 1996	XXX	XXX	XXX	XXX						
7. 1997	XXX	XXX	XXX	XXX	XXX					
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX				
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 2A

Years In Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001
1. Prior	4	4	3	2	1				1	1
2. 1992	2	2	2	4		1				
3. 1993	XXX	1		2						
4. 1994	XXX	XXX								
5. 1995	XXX	XXX	XXX							
6. 1996	XXX	XXX	XXX	XXX						
7. 1997	XXX	XXX	XXX	XXX	XXX					
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX				
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 3A

Years In Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001
1. Prior	7	3	2	4		3				
2. 1992	7	11	12	15	13	14	13	13	13	13
3. 1993	XXX	4	5	8	6	6	6	6	6	6
4. 1994	XXX	XXX								
5. 1995	XXX	XXX	XXX							
6. 1996	XXX	XXX	XXX	XXX						
7. 1997	XXX	XXX	XXX	XXX	XXX					
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX				
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 5R - PRODUCTS LIABILITY - CLAIMS-MADE

SECTION 1B

Years in Which Premiums Were Earned and Losses Were Incurred	1	2	3	4	5	6	7	8	9	10
	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001
1. Prior										
2. 1992										
3. 1993	XXX			**NONE**						
4. 1994	XXX	XXX								
5. 1995	XXX	XXX	XXX							
6. 1996	XXX	XXX	XXX	XXX						
7. 1997	XXX	XXX	XXX	XXX	XXX					
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX				
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End

SECTION 2B

Years in Which Premiums Were Earned and Losses Were Incurred	1	2	3	4	5	6	7	8	9	10
	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001
1. Prior										
2. 1992										
3. 1993	XXX			**NONE**						
4. 1994	XXX	XXX								
5. 1995	XXX	XXX	XXX							
6. 1996	XXX	XXX	XXX	XXX						
7. 1997	XXX	XXX	XXX	XXX	XXX					
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX				
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

Number of Claims Outstanding Direct and Assumed at Year End

SECTION 3B

Years in Which Premiums Were Earned and Losses Were Incurred	1	2	3	4	5	6	7	8	9	10
	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001
1. Prior										
2. 1992										
3. 1993	XXX									
4. 1994	XXX	XXX								
5. 1995	XXX	XXX	XXX							
6. 1996	XXX	XXX	XXX	**NONE**						
7. 1997	XXX	XXX	XXX	XXX						
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX				
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

Cumulative Number of Claims Reported Direct and Assumed at Year End

SCHEDULE P - PART 6C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted)										11 Current Year Premiums Earned
	1 1992	2 1993	3 1994	4 1995	5 1996	6 1997	7 1998	8 1999	9 2000	10 2001	
1. Prior...............	....	....	....	....	....	....	....	....	....	....	....
2. 1992...............	....	....	....	....	....	....	....	....	....	0	....
3. 1993...............	XXX		15,222	15,266	15,235	15,235	15,235	15,235	15,235	15,235	....
4. 1994...............	XXX	XXX	2,250	2,781	2,677	2,677	2,677	2,677	2,677	2,677	....
5. 1995...............	XXX	XXX	XXX	548	332	342	342	342	342	342	....
6. 1996...............	XXX	XXX	XXX	XXX	153	214	222	222	222	222	....
7. 1997...............	XXX	XXX	XXX	XXX	XXX	198	250	250	250	250	....
8. 1998...............	XXX	XXX	XXX	XXX	XXX	XXX	2,258	3,034	3,034	3,034	....
9. 1999...............	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4,395	6,511	6,511	....
10. 2000...............	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,104	2,104	0
11. 2001...............	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	0
12. Total...............	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Premiums (Sch. P-Pt 1).....	27,975	14,587	2,157	1,123	(198)	269	2,318	5,171	4,220	3,278	XXX

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted)										11 Current Year Premiums Earned
	1 1992	2 1993	3 1994	4 1995	5 1996	6 1997	7 1998	8 1999	9 2000	10 2001	
1. Prior...............	....	....	....	....	....	....	....	....	....	....	....
2. 1992...............	....	....	....	....	....	....	....	....	....	0	....
3. 1993...............	XXX		4,708	4,731	4,734	4,734	4,734	4,734	4,734	4,734	....
4. 1994...............	XXX	XXX	1,326	1,598	1,620	1,620	1,620	1,620	1,620	1,620	....
5. 1995...............	XXX	XXX	XXX	280	416	425	425	425	425	425	....
6. 1996...............	XXX	XXX	XXX	XXX	142	199	204	204	204	204	....
7. 1997...............	XXX	XXX	XXX	XXX	XXX	181	227	227	227	227	....
8. 1998...............	XXX	XXX	XXX	XXX	XXX	XXX	1,197	1,195	1,195	1,195	....
9. 1999...............	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,337	4,899	4,899	....
10. 2000...............	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,485	1,485	0
11. 2001...............	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	0
12. Total...............	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Premiums (Sch. P-Pt 1).....	4,672	4,317	1,094	575	303	247	1,248	3,335	3,047	1,543	XXX

SCHEDULE P - PART 6D - WORKERS' COMPENSATION

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted)										11 Current Year Premiums Earned
	1 1992	2 1993	3 1994	4 1995	5 1996	6 1997	7 1998	8 1999	9 2000	10 2001	
1. Prior...............	....	....	....	....	....	....	....	....	....	....	....
2. 1992...............	....	....	....	....	....	....	....	....	....	0	....
3. 1993...............	XXX		9,542	9,535	9,539	9,888	9,888	9,888	9,888	9,888	....
4. 1994...............	XXX	XXX	467	467	467	483	483	483	483	483	....
5. 1995...............	XXX	XXX	XXX							0	....
6. 1996...............	XXX	XXX	XXX	XXX						0	....
7. 1997...............	XXX	XXX	XXX	XXX	XXX					0	....
8. 1998...............	XXX	XXX	XXX	XXX	XXX	XXX				0	....
9. 1999...............	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	....
10. 2000...............	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	....
11. 2001...............	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	....
12. Total...............	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0
13. Earned Premiums (Sch. P-Pt 1).....	14,687	9,058	448	(7)	4	365					XXX

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted)										11 Current Year Premiums Earned
	1 1992	2 1993	3 1994	4 1995	5 1996	6 1997	7 1998	8 1999	9 2000	10 2001	
1. Prior...............	....	....	....	....	....	....	....	....	....	....	....
2. 1992...............	....	....	....	....	....	....	(375)	(375)	(375)	(375)	....
3. 1993...............	XXX		18	94	94	94	94	94	94	94	....
4. 1994...............	XXX	XXX	33	33	33	33	30	28	28	28	....
5. 1995...............	XXX	XXX	XXX							0	....
6. 1996...............	XXX	XXX	XXX	XXX						0	....
7. 1997...............	XXX	XXX	XXX	XXX	XXX					0	....
8. 1998...............	XXX	XXX	XXX	XXX	XXX	XXX				0	....
9. 1999...............	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	....
10. 2000...............	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	....
11. 2001...............	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	....
12. Total...............	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Premiums (Sch. P-Pt 1).....	323	420	103	76		(375)	(3)	(2)	(1)		XXX

SCHEDULE P - PART 6E - COMMERCIAL MULTIPLE PERIL

SECTION 1

Years In Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted)										11 Current Year Premiums Earned
	1 1992	2 1993	3 1994	4 1995	5 1996	6 1997	7 1998	8 1999	9 2000	10 2001	
1. Prior											
2. 1992										0	
3. 1993	XXX		11,405	11,407	11,406	11,406	11,406	11,406	11,406	11,406	
4. 1994	XXX	XXX	411	411	411	411	411	411	411	411	
5. 1995	XXX	XXX	XXX							0	
6. 1996	XXX	XXX	XXX	XXX						0	
7. 1997	XXX	XXX	XXX	XXX	XXX					0	
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX	2,874	2,870	2,896	2,896	
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX	6,207	9,225	9,225	
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,375	3,375	0
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	0
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Premiums (Sch. P-Pt 1)	23,802	10,929	394	2	(1)		2,874	6,203	6,419	6,171	XXX

SECTION 2

Years In Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted)										11 Current Year Premiums Earned
	1 1992	2 1993	3 1994	4 1995	5 1996	6 1997	7 1998	8 1999	9 2000	10 2001	
1. Prior											
2. 1992										0	
3. 1993	XXX		3,341	3,544	3,544	3,544	3,544	3,544	3,544	3,544	
4. 1994	XXX	XXX	445	445	445	445	445	445	445	445	
5. 1995	XXX	XXX	XXX							0	
6. 1996	XXX	XXX	XXX	XXX						0	
7. 1997	XXX	XXX	XXX	XXX	XXX					0	
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX	636	636	636	636	
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4,468	6,688	6,688	
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,606	2,606	0
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	0
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Premiums (Sch. P-Pt 1)	7,325	3,202	426	203			636	4,468	4,826	1,876	XXX

SCHEDULE P - PART 6H - OTHER LIABILITY - OCCURRENCE

SECTION 1A

Years In Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted)										11 Current Year Premiums Earned
	1 1992	2 1993	3 1994	4 1995	5 1996	6 1997	7 1998	8 1999	9 2000	10 2001	
1. Prior											
2. 1992										0	
3. 1993	XXX		2,973	2,973	2,973	2,973	2,973	2,973	2,973	2,973	
4. 1994	XXX	XXX	259	353	366	366	366	366	366	366	
5. 1995	XXX	XXX	XXX	10	11	11	11	11	11	11	
6. 1996	XXX	XXX	XXX	XXX						0	
7. 1997	XXX	XXX	XXX	XXX	XXX					0	
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX	317	320	320	320	
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX	715	715	715	
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	0	0
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	0
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Premiums (Sch. P-Pt 1)	6,190	2,849	248	104	14		317	718	734	660	XXX

SECTION 2A

Years In Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted)										11 Current Year Premiums Earned
	1 1992	2 1993	3 1994	4 1995	5 1996	6 1997	7 1998	8 1999	9 2000	10 2001	
1. Prior											
2. 1992										0	
3. 1993	XXX		900	900	900	900	900	900	900	900	
4. 1994	XXX	XXX	76	118	119	119	119	119	119	119	
5. 1995	XXX	XXX	XXX	4	4	4	4	4	4	4	
6. 1996	XXX	XXX	XXX	XXX						0	
7. 1997	XXX	XXX	XXX	XXX	XXX					0	
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX	85	85	85	85	
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX	541	541	541	
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	0	0
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	0
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Premiums (Sch. P-Pt 1)	1,640	773	73	46	1		85	541	590	261	XXX

SCHEDULE P - PART 6H - OTHER LIABILITY - CLAIMS-MADE

SECTION 1B

Years in Which Premiums Were Earned and Losses Were Incurred	1 1992	2 1993	3 1994	4 1995	5 1996	6 1997	7 1998	8 1999	9 2000	10 2001	11 Current Year Premiums Earned
1. Prior											
2. 1992										0	
3. 1993	XXX									0	
4. 1994	XXX	XXX								0	
5. 1995	XXX	XXX	XXX							0	
6. 1996	XXX	XXX	XXX	XXX						0	
7. 1997	XXX	XXX	XXX	XXX	XXX					0	
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Premiums (Sch. P-Pt 1)											XXX

NONE

SECTION 2B

Cumulative Premiums Earned Ceded at Year End ($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	1 1992	2 1993	3 1994	4 1995	5 1996	6 1997	7 1998	8 1999	9 2000	10 2001	11 Current Year Premiums Earned
1. Prior											
2. 1992										0	
3. 1993	XXX									0	
4. 1994	XXX	XXX								0	
5. 1995	XXX	XXX	XXX							0	
6. 1996	XXX	XXX	XXX	XXX						0	
7. 1997	XXX	XXX	XXX	XXX	XXX					0	
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Premiums (Sch. P-Pt 1)											XXX

NONE

SCHEDULE P - PART 6M - INTERNATIONAL

SECTION 1

Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	1 1992	2 1993	3 1994	4 1995	5 1996	6 1997	7 1998	8 1999	9 2000	10 2001	11 Current Year Premiums Earned
1. Prior											
2. 1992										0	
3. 1993	XXX		99	99	99	99	99	99	99	99	
4. 1994	XXX	XXX								0	
5. 1995	XXX	XXX	XXX							0	
6. 1996	XXX	XXX	XXX	XXX						0	
7. 1997	XXX	XXX	XXX	XXX	XXX					0	
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Premiums (Sch. P-Pt 1)	882	120									XXX

SECTION 2

Cumulative Premiums Earned Ceded at Year End ($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	1 1992	2 1993	3 1994	4 1995	5 1996	6 1997	7 1998	8 1999	9 2000	10 2001	11 Current Year Premiums Earned
1. Prior											
2. 1992										0	
3. 1993	XXX									0	
4. 1994	XXX	XXX								0	
5. 1995	XXX	XXX	XXX							0	
6. 1996	XXX	XXX	XXX							0	
7. 1997	XXX	XXX	XXX	XXX						0	
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Premiums (Sch. P-Pt 1)											XXX

NONE

SCHEDULE P - PART 6N - REINSURANCE
NONPROPORTIONAL ASSUMED PROPERTY
SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted)										11 Current Year Premiums Earned
	1 1992	2 1993	3 1994	4 1995	5 1996	6 1997	7 1998	8 1999	9 2000	10 2001	
1. Prior										0	
2. 1992										0	
3. 1993	XXX									0	
4. 1994	XXX	XXX								0	
5. 1995	XXX	XXX	XXX							0	
6. 1996	XXX	XXX	XXX	XXX						0	
7. 1997	XXX	XXX	XXX	XXX	XXX					0	
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Premiums (P-Pt.1)											XXX

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted)										11 Current Year Premiums Earned
	1 1992	2 1993	3 1994	4 1995	5 1996	6 1997	7 1998	8 1999	9 2000	10 2001	
1. Prior										0	
2. 1992										0	
3. 1993	XXX									0	
4. 1994	XXX	XXX								0	
5. 1995	XXX	XXX	XXX							0	
6. 1996	XXX	XXX	XXX	XXX						0	
7. 1997	XXX	XXX	XXX	XXX	XXX					0	
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Premiums (P-Pt.1)											XXX

SCHEDULE P - PART 6O - REINSURANCE
NONPROPORTIONAL ASSUMED LIABILITY
SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted)										11 Current Year Premiums Earned
	1 1992	2 1993	3 1994	4 1995	5 1996	6 1997	7 1998	8 1999	9 2000	10 2001	
1. Prior										0	
2. 1992										0	
3. 1993	XXX									0	
4. 1994	XXX	XXX								0	
5. 1995	XXX	XXX	XXX							0	
6. 1996	XXX	XXX	XXX	XXX						0	
7. 1997	XXX	XXX	XXX	XXX	XXX					0	
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Premiums (P-Pt.1)											XXX

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted)										11 Current Year Premiums Earned
	1 1992	2 1993	3 1994	4 1995	5 1996	6 1997	7 1998	8 1999	9 2000	10 2001	
1. Prior										0	
2. 1992										0	
3. 1993	XXX									0	
4. 1994	XXX	XXX								0	
5. 1995	XXX	XXX	XXX							0	
6. 1996	XXX	XXX	XXX							0	
7. 1997	XXX	XXX	XXX	XXX	XXX					0	
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Premiums (P-Pt.1)											XXX

SCHEDULE P - PART 6R - PRODUCTS LIABILITY - OCCURRENCE

SECTION 1A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted)										11 Current Year Premiums Earned
	1 1992	2 1993	3 1994	4 1995	5 1996	6 1997	7 1998	8 1999	9 2000	10 2001	
1. Prior											
2. 1992										0	
3. 1993	XXX		689	689	689	689	689	689	689	689	
4. 1994	XXX	XXX	24	24	24	24	24	24	24	24	
5. 1995	XXX	XXX	XXX							0	
6. 1996	XXX	XXX	XXX	XXX						0	
7. 1997	XXX	XXX	XXX	XXX	XXX					0	
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX	12	12	12	12	
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX	22	28	28	
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	8	8	0
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	0
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Premiums (Sch. P-Pt 1)	1,816	850	32				12	22	14	11	XXX

SECTION 2A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted)										11 Current Year Premiums Earned
	1 1992	2 1993	3 1994	4 1995	5 1996	6 1997	7 1998	8 1999	9 2000	10 2001	
1. Prior											
2. 1992										0	
3. 1993	XXX			15	15	15	15	15	15	15	
4. 1994	XXX	XXX								0	
5. 1995	XXX	XXX	XXX							0	
6. 1996	XXX	XXX	XXX	XXX						0	
7. 1997	XXX	XXX	XXX	XXX	XXX					0	
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX	2	2	2	2	
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX	16	21	21	
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	6	6	
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Premiums (Sch. P-Pt 1)	3	50	12	15			2	16	11	2	XXX

SCHEDULE P - PART 6R - PRODUCTS LIABILITY - CLAIMS-MADE

SECTION 1B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted)										11 Current Year Premiums Earned
	1 1992	2 1993	3 1994	4 1995	5 1996	6 1997	7 1998	8 1999	9 2000	10 2001	
1. Prior											
2. 1992										0	
3. 1993	XXX									0	
4. 1994	XXX	XXX								0	
5. 1995	XXX	XXX	XXX							0	
6. 1996	XXX	XXX	XXX	XXX						0	
7. 1997	XXX	XXX	XXX	XXX	XXX					0	
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Premiums (Sch. P-Pt 1)											XXX

NONE

SECTION 2B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted)										11 Current Year Premiums Earned
	1 1992	2 1993	3 1994	4 1995	5 1996	6 1997	7 1998	8 1999	9 2000	10 2001	
1. Prior											
2. 1992										0	
3. 1993	XXX									0	
4. 1994	XXX	XXX								0	
5. 1995	XXX	XXX	XXX							0	
6. 1996	XXX	XXX	XXX	XXX						0	
7. 1997	XXX	XXX	XXX	XXX	XXX					0	
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Premiums (Sch. P-Pt 1)											XXX

NONE

SCHEDULE P - PART 7A - PRIMARY LOSS SENSITIVE CONTRACTS
($000 Omitted)

SECTION 1

Schedule P - Part 1	1 Total Net Losses and Expenses Unpaid	2 Net Losses and Expenses Unpaid on Loss Sensitive Contracts	3 Loss Sensitive as Percentage of Total	4 Total Net Premiums Written	5 Net Premiums Written on Loss Sensitive Contracts	6 Loss Sensitive as Percentage of Total
1. Homeowners/farmowners	78		0.0			0.0
2. Private passenger auto liability/medical	5,476		0.0	746		0.0
3. Commercial auto/truck liability/medical	956		0.0	2,298		0.0
4. Workers' compensation	8,634		0.0			0.0
5. Commercial multiple peril	850		0.0	6,337		0.0
6. Medical malpractice - occurrence			0.0			0.0
7. Medical malpractice - claims-made			0.0			0.0
8. Special liability	4		0.0	444		0.0
9. Other liability - occurrence	8,053		0.0	550		0.0
10. Other liability - claims-made			0.0			0.0
11. Special property	68		0.0			0.0
12. Auto physical damage	76		0.0	778		0.0
13. Fidelity/surety			0.0	10		0.0
14. Other			0.0			0.0
15. International	61		0.0			0.0
16. Reinsurance - Nonproportional Assumed Property	XXX	XXX	XXX	XXX	XXX	XXX
17. Reinsurance - Nonproportional Assumed Liability	XXX	XXX	XXX	XXX	XXX	XXX
18. Reinsurance - Nonproportional Assumed Financial Lines	XXX	XXX	XXX	XXX	XXX	XXX
19. Products liability - occurrence	4		0.0	12		0.0
20. Products liability - claims-made			0.0			0.0
21. Financial guaranty/mortgage guaranty			0.0			0.0
22. Totals	24,260	0	0.0	11,175	0	0.0

SECTION 2

Incurred Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)

Years in Which Policies Were Issued	1 1992	2 1993	3 1994	4 1995	5 1996	6 1997	7 1998	8 1999	9 2000	10 2001
1. Prior										
2. 1992										
3. 1993	XXX									
4. 1994	XXX	XXX								
5. 1995	XXX	XXX	XXX							
6. 1996	XXX	XXX	XXX	XXX						
7. 1997	XXX	XXX	XXX	XXX	XXX					
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX				
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SECTION 3

Bulk and Incurred But Not Reported Reserves for Losses and Defense and Cost Containment Expenses at Year End ($000 omitted)

Years in Which Policies Were Issued	1 1992	2 1993	3 1994	4 1995	5 1996	6 1997	7 1998	8 1999	9 2000	10 2001
1. Prior										
2. 1992										
3. 1993	XXX									
4. 1994	XXX	XXX								
5. 1995	XXX	XXX	XXX							
6. 1996	XXX	XXX	XXX							
7. 1997	XXX	XXX	XXX	XXX	XXX					
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX				
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SCHEDULE P - PART 7A - PRIMARY LOSS SENSITIVE CONTRACTS (continued)

SECTION 4

Years in Which Policies Were Issued	Net Earned Premiums Reported at Year End ($000 omitted)									
	1	2	3	4	5	6	7	8	9	10
	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001
1. Prior............										
2. 1992............										
3. 1993............	XXX									
4. 1994............	XXX	XXX								
5. 1995............	XXX	XXX	XXX							
6. 1996............	XXX	XXX	XXX	XXX						
7. 1997............	XXX	XXX	XXX	XXX	XXX					
8. 1998............	XXX	XXX	XXX	XXX	XXX	XXX				
9. 1999............	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2000............	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2001............	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SECTION 5

Years in Which Policies Were Issued	Net Reserve for Premium Adjustments and Accrued Retrospective Premiums at Year End ($000 omitted)									
	1	2	3	4	5	6	7	8	9	10
	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001
1. Prior............										
2. 1992............										
3. 1993............	XXX									
4. 1994............	XXX	XXX								
5. 1995............	XXX	XXX	XXX							
6. 1996............	XXX	XXX	XXX	XXX						
7. 1997............	XXX	XXX	XXX	XXX	XXX					
8. 1998............	XXX	XXX	XXX	XXX	XXX	XXX				
9. 1999............	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2000............	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2001............	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SCHEDULE P - PART 7B - REINSURANCE LOSS SENSITIVE CONTRACTS

($000 Omitted)

SECTION 1

Schedule P - Part 1	1 Total Net Losses and Expenses Unpaid	2 Net Losses and Expenses Unpaid on Loss Sensitive Contracts	3 Loss Sensitive as Percentage of Total	4 Total Net Premiums Written	5 Net Premiums Written on Loss Sensitive Contracts	6 Loss Sensitive as Percentage of Total
1. Homeowners/farmowners	78		0.0			0.0
2. Private passenger auto liability/medical	5,476		0.0	746		0.0
3. Commercial auto/truck liability/medical	956		0.0	2,298		0.0
4. Workers' compensation	8,634		0.0			0.0
5. Commercial multiple peril	850		0.0	6,337		0.0
6. Medical malpractice - occurrence			0.0			0.0
7. Medical malpractice - claims-made			0.0			0.0
8. Special liability	4		0.0	444		0.0
9. Other liability - occurrence	8,053		0.0	550		0.0
10. Other liability - claims-made			0.0			0.0
11. Special property	68		0.0			0.0
12. Auto physical damage	76		0.0	778		0.0
13. Fidelity/surety			0.0	10		0.0
14. Other			0.0			0.0
15. International	61		0.0			0.0
16. Reinsurance - Nonproportional Assumed Property			0.0			0.0
17. Reinsurance - Nonproportional Assumed Liability			0.0			0.0
18. Reinsurance - Nonproportional Assumed Financial Lines			0.0			0.0
19. Products liability - occurrence	4		0.0	12		0.0
20. Products liability - claims-made			0.0			0.0
21. Financial guaranty/mortgage guaranty			0.0			0.0
22. Totals	24,260	0	0.0	11,175	0	0.0

SECTION 2

Years in Which Policies Were Issued	Incurred Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)									
	1 1992	2 1993	3 1994	4 1995	5 1996	6 1997	7 1998	8 1999	9 2000	10 2001
1. Prior										
2. 1992										
3. 1993	XXX									
4. 1994	XXX	XXX								
5. 1995	XXX	XXX	XXX							
6. 1996	XXX	XXX	XXX	XXX						
7. 1997	XXX	XXX	XXX	XXX	XXX					
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX				
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SECTION 3

Years in Which Policies Were Issued	Bulk and Incurred But Not Reported Reserves for Losses and Defense and Cost Containment Expenses at Year End ($000 omitted)									
	1 1992	2 1993	3 1994	4 1995	5 1996	6 1997	7 1998	8 1999	9 2000	10 2001
1. Prior										
2. 1992										
3. 1993	XXX									
4. 1994	XXX	XXX								
5. 1995	XXX	XXX	XXX							
6. 1996	XXX	XXX	XXX	XXX						
7. 1997	XXX	XXX	XXX	XXX	XXX					
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX				
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SCHEDULE P - PART 7B - REINSURANCE LOSS SENSITIVE CONTRACTS (continued)

SECTION 4

Years in Which Policies Were Issued	Net Earned Premiums Reported At Year End ($000 Omitted)									
	1	2	3	4	5	6	7	8	9	10
	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001
1. Prior										
2. 1992										
3. 1993	XXX									
4. 1994	XXX	XXX		**NONE**						
5. 1995	XXX	XXX	XXX							
6. 1996	XXX	XXX	XXX	XXX						
7. 1997	XXX	XXX	XXX	XXX	XXX					
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX				
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 5

Years in Which Policies Were Issued	Net Reserve For Premium Adjustments And Accrued Retrospective Premiums At Year End ($000 Omitted)									
	1	2	3	4	5	6	7	8	9	10
	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001
1. Prior										
2. 1992										
3. 1993	XXX									
4. 1994	XXX	XXX		**NONE**						
5. 1995	XXX	XXX	XXX							
6. 1996	XXX	XXX	XXX	XXX						
7. 1997	XXX	XXX	XXX	XXX	XXX					
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX				
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 6

Years in Which Policies Were Issued	Incurred Adjustable Commissions Reported At Year End ($000 Omitted)									
	1	2	3	4	5	6	7	8	9	10
	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001
1. Prior										
2. 1992										
3. 1993	XXX									
4. 1994	XXX	XXX		**NONE**						
5. 1995	XXX	XXX	XXX							
6. 1996	XXX	XXX	XXX	XXX						
7. 1997	XXX	XXX	XXX	XXX	XXX					
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX				
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 7

Years in Which Policies Were Issued	Reserves For Commission Adjustments At Year End ($000 Omitted)									
	1	2	3	4	5	6	7	8	9	10
	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001
1. Prior										
2. 1992										
3. 1993	XXX									
4. 1994	XXX	XXX								
5. 1995	XXX	XXX	XXX	**NONE**						
6. 1996	XXX	XXX	XXX							
7. 1997	XXX	XXX	XXX	XXX	XXX					
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX				
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P INTERROGATORIES

1. What is the extended loss and expense reserve - direct and assumed - for the following classes? An example of an extended loss and expense reserve is the actuarial reserve for the free-tail coverage arising upon death, disability or retirement in most medical malpractice policies. Such a liability is to be reported here even if it was not reported elsewhere in Schedule P, but otherwise reported as a liability item on Page 3. Show the full reserve amount, not just the change during the current year.

Years in Which Premiums Were Earned and Losses Were Incurred	1 Medical Malpractice	2 Other Liability	3 Products Liability
1.01 Prior........................	0	0	0
1.02 1992.......................	0	0	0
1.03 1993.......................	0	0	0
1.04 1994.......................	0	0	0
1.05 1995.......................	0	0	0
1.06 1996.......................	0	0	0
1.07 1997.......................	0	0	0
1.08 1998.......................	0	0	0
1.09 1999.......................	0	0	0
1.10 2000.......................	0	0	0
1.11 2001.......................	0	0	0
1.12 Totals.....................	0	0	0

2. The definition of allocated loss adjustment expenses (ALAE) and, therefore, unallocated loss adjustment expenses (ULAE) was changed effective January 1, 1998. This change in definition applies to both paid and unpaid expenses. Are these expenses (now reported as "Defense and Cost Containment" and "Adjusting and Other") reported in compliance with these definitions in this statement?   Yes [X]   No [ ]

3. The Adjusting and Other expense payments and reserves should be allocated to the years in which losses were incurred based on the number of claims reported, closed and outstanding in those years. When allocating Adjusting and Other expense between companies in a group or a pool, the Adjusting and Other expense should be allocated in the same percentage used for the loss amounts and the claim counts. For reinsurers, Adjusting and Other expense assumed should be reported according to the reinsurance contract. For Adjusting and Other expense incurred by reinsurers, or in those situations where suitable claim count information is not available, Adjusting and Other expense should be allocated by a reasonable method determined by the company and described in Interrogatory 7, below.
    Are they so reported in this statement?   Yes [X]   No [ ]

4. Do any lines in Schedule P include reserves which are reported gross of any discount to present value of future payments, but are reported net of such discounts on Page 11?   Yes [ ]   No [X]

    If Yes, proper reporting must be made in the Notes to Financial Statements, as specified in the Instructions. Also, the discounts must be reported in Schedule P - Part 1, Columns 32 and 33.

    Schedule P must be completed gross of non-tabular discounting. Work papers relating to discount calculations must be available for examination upon request.

    Discounting is allowed only if expressly permitted by the state insurance department to which this Annual Statement is being filed.

5. What were the net premiums in force at the end of the year for: (in thousands of dollars)
    5.1 Fidelity $ ....
    5.2 Surety $ ....

6. Claim count information is reported (check one).   6.1 per claim   ....
    If not the same in all years, explain in Interrogatory 7.   6.2 per claimant   ....X..................

7.1 The information provided in Schedule P will be used by many persons to estimate the adequacy of the current loss and expense reserves, among other things. Are there any especially significant events, coverage, retention or accounting changes which have occurred which must be considered when making such analyses?   Yes [ ]   No [X]

7.2 An extended statement may be attached.
    N/A _____

_____
_____
_____
_____
_____
_____
_____
_____
_____
_____
_____
_____

SCHEDULE P - ANALYSIS OF LOSSES AND LOSS EXPENSES

SCHEDULE P - PART 1 - SUMMARY
($000 Omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments						10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported- Direct and Assumed
				Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments				
	1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded			
1. Prior	XXX	XXX	XXX								0	XXX
2. 1992	21,556	13,156	8,400	18,985	14,487	532	175	1,134		335	5,989	XXX
3. 1993	31,964	20,259	11,705	28,234	20,128	775	147	1,241		567	9,975	XXX
4. 1994	27,863	18,280	9,583	24,726	18,539	852	106	(174)		541	6,759	XXX
5. 1995	30,708	19,945	10,763	27,932	19,987	884	13	38		523	8,854	XXX
6. 1996	37,712	24,282	13,430	35,820	24,410	957		(13)		466	12,354	XXX
7. 1997	30,642	22,391	8,251	27,449	21,982	775		43		342	6,285	XXX
8. 1998	32,373	23,926	8,447	28,209	22,136	712		(65)		353	6,720	XXX
9. 1999	24,881	16,824	8,057	21,791	16,407	443		(321)		423	5,506	XXX
10. 2000	24,023	21,628	2,395	25,627	23,796	501	128	(981)		191	1,223	XXX
11. 2001	42,634	38,357	4,277	27,605	25,020	680	270	(1,076)		142	1,919	XXX
12. Totals	XXX	XXX	XXX	266,378	206,892	7,111	839	(174)	0	3,883	65,584	XXX

RECEIVED APR 0 9 2002

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding- Direct and Assumed
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22			
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded			
1. Prior												0	XXX
2. 1992												0	XXX
3. 1993												0	XXX
4. 1994	20	20			1				1			2	XXX
5. 1995	125	125			4				5			9	XXX
6. 1996	81	58			3				7			33	XXX
7. 1997	235	235			7				10			17	XXX
8. 1998	423	342			13				28			122	XXX
9. 1999	854	766			27				49			164	XXX
10. 2000	1,824	1,787	862	847	58	1	28		119		1	256	XXX
11. 2001	10,458	10,212	4,576	4,519	340	28	146	6	629		50	1,384	XXX
12. Totals	14,020	13,545	5,438	5,366	453	29	174	6	848	0	51	1,987	XXX

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense		35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1992	20,651	14,662	5,989	95.8	111.4	71.3				0	0
3. 1993	30,250	20,275	9,975	94.6	100.1	85.2				0	0
4. 1994	25,426	18,665	6,761	91.3	102.1	70.6				0	2
5. 1995	28,988	20,125	8,863	94.4	100.9	82.3				0	9
6. 1996	36,855	24,468	12,387	97.7	100.8	92.2				23	10
7. 1997	28,519	22,217	6,302	93.1	99.2	76.4				0	17
8. 1998	29,320	22,478	6,842	90.6	93.9	81.0				81	41
9. 1999	22,843	17,173	5,670	91.8	102.1	70.4				88	76
10. 2000	28,038	26,559	1,479	116.7	122.8	61.8				52	204
11. 2001	43,358	40,055	3,303	101.7	104.4	77.2				303	1,081
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	547	1,440

Note: Parts 2 and 4 are gross of all discounting, including tabular discounting. Part 1 is gross of only nontabular discounting, which is reported in Columns 32 and 33 of
Part 1. The tabular discount, if any, is reported in the Notes to Financial Statements which will reconcile Part 1 with Parts 2 and 4.

SCHEDULE P - PART 2 - SUMMARY

Years in Which Losses Were Incurred	INCURRED NET LOSSES AND DEFENSE AND COST CONTAINMENT EXPENSES REPORTED AT YEAR END ($000 OMITTED)										DEVELOPMENT	
	1	2	3	4	5	6	7	8	9	10	11	12
	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001	One Year	Two Year
1. Prior	340	224	173	187	190	195	210	212	212	212	0	0
2. 1992	5,411	4,975	4,933	4,884	4,848	4,854	4,855	4,856	4,855	4,855	0	(1)
3. 1993	XXX	9,109	8,678	8,538	8,684	8,692	8,727	8,736	8,736	8,734	(2)	(2)
4. 1994	XXX	XXX	7,175	6,675	6,804	6,857	6,908	6,937	6,934	6,934	0	(3)
5. 1995	XXX	XXX	XXX	8,763	8,736	8,697	8,795	8,785	8,831	8,820	(11)	35
6. 1996	XXX	XXX	XXX	XXX	12,327	12,241	12,304	12,356	12,368	12,393	25	37
7. 1997	XXX	XXX	XXX	XXX	XXX	6,247	6,143	6,169	6,192	6,249	57	80
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX	6,424	6,683	6,814	6,879	65	196
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5,843	5,902	5,942	40	99
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,550	2,341	(209)	XXX
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,750	XXX	XXX
12. Totals											(35)	441

SCHEDULE P - PART 3 - SUMMARY

Years in Which Losses Were Incurred	CUMULATIVE PAID NET LOSSES AND DEFENSE AND COST CONTAINMENT EXPENSES REPORTED AT YEAR END ($000 OMITTED)										11	12
	1	2	3	4	5	6	7	8	9	10	Number of Claims Closed With Loss Payment	Number of Claims Closed Without Loss Payment
	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001		
1. Prior	000	53	135	186	189	194	210	212	212	212	XXX	XXX
2. 1992	4,102	4,701	4,846	4,881	4,846	4,853	4,855	4,855	4,855	4,855	XXX	XXX
3. 1993	XXX	7,063	8,228	8,457	8,638	8,680	8,715	8,736	8,736	8,734	XXX	XXX
4. 1994	XXX	XXX	5,510	6,367	6,655	6,803	6,899	6,933	6,933	6,933	XXX	XXX
5. 1995	XXX	XXX	XXX	7,229	8,355	8,614	8,709	8,773	8,809	8,816	XXX	XXX
6. 1996	XXX	XXX	XXX	XXX	10,417	11,787	12,068	12,310	12,347	12,367	XXX	XXX
7. 1997	XXX	XXX	XXX	XXX	XXX	4,766	5,821	6,054	6,157	6,242	XXX	XXX
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX	4,906	6,294	6,647	6,785	XXX	XXX
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4,837	5,623	5,827	XXX	XXX
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,680	2,204	XXX	XXX
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,995	XXX	XXX

SCHEDULE P - PART 4 - SUMMARY

Years in Which Losses Were Incurred	BULK AND IBNR RESERVES ON NET LOSSES AND DEFENSE AND COST CONTAINMENT EXPENSES REPORTED AT YEAR END ($000 OMITTED)									
	1	2	3	4	5	6	7	8	9	10
	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001
1. Prior	73	39								
2. 1992	427	18								
3. 1993	XXX	440	57							
4. 1994	XXX	XXX	382	82						
5. 1995	XXX	XXX	XXX	442	57					
6. 1996	XXX	XXX	XXX	XXX	334	75				
7. 1997	XXX	XXX	XXX	XXX	XXX	409	90			
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX	319	50		
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX	243	73	
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	205	43
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	197

SCHEDULE P - PART 1A - HOMEOWNERS/FARMOWNERS
($000 omitted)

| | Premiums Earned | | | Loss and Loss Expense Payments | | | | | | | | 12 |
| | 1 | 2 | 3 | Loss Payments | | Defense and Cost Containment Payments | | Adjusting and Other Payments | | 10 | 11 | Number of Claims Reported- Direct and Assumed |
Years In Which Premiums Were Earned and Losses Were Incurred	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX								0	XXX
2. 1992			0								0	
3. 1993			0								0	
4. 1994			0								0	
5. 1995			0								0	
6. 1996			0								0	
7. 1997			0								0	
8. 1998			0								0	
9. 1999			0								0	
10. 2000			0								0	
11. 2001			0								0	
12. Totals	XXX	XXX	XXX	0	0	0	0	0	0	0	0	XXX

| | Losses Unpaid | | | | Defense and Cost Containment Unpaid | | | | Adjusting and Other Unpaid | | 23 | 24 Total | 25 |
| | Case Basis | | Bulk + IBNR | | Case Basis | | Bulk + IBNR | | 21 | 22 | Salvage and Subrogation Anticipated | Net Losses and Expenses Unpaid | Number of Claims Outstanding- Direct and Assumed |
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded			
1. Prior												0	
2. 1992												0	
3. 1993												0	
4. 1994												0	
5. 1995					NONE							0	
6. 1996												0	
7. 1997												0	
8. 1998												0	
9. 1999												0	
10. 2000												0	
11. 2001												0	
12. Totals	0	0	0	0	0	0	0	0	0	0	0	0	0

| | Total Losses and Loss Expenses Incurred | | | Loss and Loss Expense Percentage (Incurred/Premiums Earned) | | | Nontabular Discount | | 34 Inter-Company Pooling Participation Percentage | Net Balance Sheet Reserves after Discount | |
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense		35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1992	0	0	0	0.0	0.0	0.0				0	0
3. 1993	0	0	0	0.0	0.0	0.0				0	0
4. 1994	0	0	0	0.0	0.0	0.0				0	0
5. 1995	0	0	0	0.0	0.0	0.0				0	0
6. 1996	0	0	0	0.0	0.0	0.0				0	0
7. 1997	0	0	0	0.0	0.0	0.0				0	0
8. 1998	0	0	0	0.0	0.0	0.0				0	0
9. 1999	0	0	0	0.0	0.0	0.0				0	0
10. 2000	0	0	0	0.0	0.0	0.0				0	0
11. 2001	0	0	0	0.0	0.0	0.0				0	0
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	0	0

SCHEDULE P - PART 1B - PRIVATE PASSENGER AUTO LIABILITY/MEDICAL
($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments						10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported- Direct and Assumed
	1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments				
				4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded			
1. Prior	XXX	XXX	XXX								0	XXX
2. 1992	12,501	12,252	249	14,167	13,848	336	153	818		99	1,320	5,331
3. 1993	19,353	16,936	2,417	20,390	18,192	487	73	856		121	3,468	9,248
4. 1994	16,998	15,524	1,474	18,057	16,845	632	50	(128)		138	1,666	8,390
5. 1995	18,233	16,881	1,352	19,102	18,076	663	3	21		53	1,707	6,857
6. 1996	21,353	19,904	1,449	22,502	21,249	613		(14)		4	1,852	10,108
7. 1997	19,032	17,748	1,284	19,982	18,995	528		16		12	1,531	8,483
8. 1998	20,474	19,062	1,412	20,573	19,081	429		(95)		26	1,826	9,308
9. 1999	15,652	14,486	1,166	16,032	15,227	269		(109)		8	965	6,843
10. 2000	14,650	14,580	70	18,999	18,824	249	2	(77)		2	345	8,122
11. 2001	25,590	25,428	162	17,500	17,441	320	1	(24)			354	10,807
12. Totals	XXX	XXX	XXX	187,304	177,778	4,526	282	1,264	0	463	15,034	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding- Direct and Assumed
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22			
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded			
1. Prior												0	
2. 1992												0	
3. 1993												0	
4. 1994	20	20			1				1			2	1
5. 1995	125	125			4				5			9	7
6. 1996	81	58			3				7			33	8
7. 1997	235	235			7				10			17	17
8. 1998	423	342			13				28			122	36
9. 1999	854	766			27				49			164	77
10. 2000	1,821	1,787	862	847	58	1	28		118			252	191
11. 2001	9,522	9,510	4,462	4,434	304	1	142	3	590			1,072	1,800
12. Totals	13,081	12,843	5,324	5,281	417	2	170	3	808	0	0	1,671	2,137

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense		35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1992	15,321	14,001	1,320	122.6	114.3	530.1				0	0
3. 1993	21,733	18,265	3,468	112.3	107.8	143.5				0	0
4. 1994	18,583	16,915	1,668	109.3	109.0	113.2				0	2
5. 1995	19,920	18,204	1,716	109.3	107.8	126.9				0	9
6. 1996	23,192	21,307	1,885	108.6	107.0	130.1				23	10
7. 1997	20,778	19,230	1,548	109.2	108.4	120.6				0	17
8. 1998	21,371	19,423	1,948	104.4	101.9	138.0				81	41
9. 1999	17,122	15,993	1,129	109.4	110.4	96.8				88	76
10. 2000	22,058	21,461	597	150.6	147.2	852.9				49	203
11. 2001	32,816	31,390	1,426	128.2	123.4	880.2				40	1,032
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	281	1,390

Sch. P-Pt. 1C
NONE

Sch. P-Pt. 1D
NONE

Sch. P-Pt. 1E
NONE

Sch. P-Pt. 1F-Sn. 1
NONE

Sch. P-Pt. 1F-Sn. 2
NONE

Sch. P-Pt. 1G
NONE

Sch. P-Pt. 1H-Sn. 1
NONE

Sch. P-Pt. 1H-Sn. 2
NONE

Sch. P-Pt. 1I
NONE

SCHEDULE P - PART 1J - AUTO PHYSICAL DAMAGE
($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments							10	11	12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments			Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	Number of Claims Reported- Direct and Assumed
				4	5	6	7	8	9				
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	Direct and Assumed	Ceded	Direct and Assumed	Ceded	Direct and Assumed	Ceded				
1. Prior	XXX	XXX	XXX	(26)	(7)	3		6		36	(10)	XXX
2. 2000	9,373	7,048	2,325	6,628	4,972	252	126	(904)		189	878	4,524
3. 2001	17,044	12,929	4,115	10,105	7,579	360	269	(1,052)		142	1,565	7,077
4. Totals	XXX	XXX	XXX	16,707	12,544	615	395	(1,950)	0	367	2,433	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total	Number of
	13	14	15	16	17	18	19	20			Salvage and Subrogation Anticipated	Net Losses and Expenses Unpaid	Claims Outstanding- Direct and Assumed
	Direct and Assumed	Ceded	Direct and Assumed	Ceded	Direct and Assumed	Ceded	Direct and Assumed	Ceded	Direct and Assumed	Ceded			
1. Prior												0	
2. 2000	3								1		1	4	2
3. 2001	936	702	114	85	36	27	4	3	39		50	312	355
4. Totals	939	702	114	85	36	27	4	3	40	0	51	316	357

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26	27	28	29	30	31	32	33	Inter-Company Pooling Participation Percentage	35	36
	Direct and Assumed	Ceded	Net	Direct and Assumed	Ceded	Net	Loss	Loss Expense		Losses Unpaid	Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 2000	5,980	5,098	882	63.8	72.3	37.9				3	1
3. 2001	10,542	8,665	1,877	61.9	67.0	45.6				263	49
4. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	266	50

Sch. P-Pt. 1K
NONE

Sch. P-Pt. 1L
NONE

Sch. P-Pt. 1M
NONE

Sch. P-Pt. 1N
NONE

Sch. P-Pt. 1O
NONE

Sch. P-Pt. 1P
NONE

Sch. P-Pt. 1R-Sn. 1
NONE

Sch. P-Pt. 1R-Sn. 2
NONE

Sch. P-Pt. 1S
NONE

SCHEDULE P - PART 2A - HOMEOWNERS/FARMOWNERS

Years in Which Losses Were Incurred	1 1992	2 1993	3 1994	4 1995	5 1996	6 1997	7 1998	8 1999	9 2000	10 2001	Development 11 One Year	12 Two Year
1. Prior											0	0
2. 1992											0	0
3. 1993	XXX										0	0
4. 1994	XXX	XXX									0	0
5. 1995	XXX	XXX	XXX								0	0
6. 1996	XXX	XXX	XXX	XXX							0	0
7. 1997	XXX	XXX	XXX	XXX	XXX						0	0
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
12. Totals											0	0

(NONE)

SCHEDULE P - PART 2B - PRIVATE PASSENGER AUTO LIABILITY/MEDICAL

Years in Which Losses Were Incurred	1 1992	2 1993	3 1994	4 1995	5 1996	6 1997	7 1998	8 1999	9 2000	10 2001	Development 11 One Year	12 Two Year
1. Prior	296	240	225	240	245	252	267	270	270	270	0	0
2. 1992	533	509	545	528	495	501	502	503	502	502	0	(1)
3. 1993	XXX	2,863	2,493	2,403	2,557	2,566	2,602	2,612	2,613	2,612	(1)	0
4. 1994	XXX	XXX	1,854	1,505	1,659	1,712	1,770	1,797	1,795	1,795	0	(2)
5. 1995	XXX	XXX	XXX	1,638	1,530	1,535	1,662	1,654	1,685	1,690	5	36
6. 1996	XXX	XXX	XXX	XXX	1,706	1,698	1,776	1,848	1,864	1,892	28	44
7. 1997	XXX	XXX	XXX	XXX	XXX	1,503	1,402	1,421	1,465	1,522	57	101
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX	1,575	1,804	1,938	2,015	77	211
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,145	1,143	1,189	46	44
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	735	556	(179)	XXX
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	860	XXX	XXX
12. Totals											33	433

SCHEDULE P - PART 2C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

Years in Which Losses Were Incurred	1 1992	2 1993	3 1994	4 1995	5 1996	6 1997	7 1998	8 1999	9 2000	10 2001	Development 11 One Year	12 Two Year
1. Prior											0	0
2. 1992											0	0
3. 1993	XXX										0	0
4. 1994	XXX	XXX									0	0
5. 1995	XXX	XXX	XXX								0	0
6. 1996	XXX	XXX	XXX	XXX							0	0
7. 1997	XXX	XXX	XXX	XXX	XXX						0	0
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
12. Totals											0	0

(NONE)

SCHEDULE P - PART 2D - WORKERS' COMPENSATION

Years in Which Losses Were Incurred	1 1992	2 1993	3 1994	4 1995	5 1996	6 1997	7 1998	8 1999	9 2000	10 2001	Development 11 One Year	12 Two Year
1. Prior											0	0
2. 1992											0	0
3. 1993	XXX										0	0
4. 1994	XXX	XXX									0	0
5. 1995	XXX	XXX	XXX								0	0
6. 1996	XXX	XXX	XXX	XXX							0	0
7. 1997	XXX	XXX	XXX	XXX	XXX						0	0
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
12. Totals											0	0

(NONE)

SCHEDULE P - PART 2E - COMMERCIAL MULTIPLE PERIL

Years in Which Losses Were Incurred	1 1992	2 1993	3 1994	4 1995	5 1996	6 1997	7 1998	8 1999	9 2000	10 2001	Development 11 One Year	12 Two Year
1. Prior											0	0
2. 1992											0	0
3. 1993	XXX										0	0
4. 1994	XXX	XXX									0	0
5. 1995	XXX	XXX	XXX								0	0
6. 1996	XXX	XXX	XXX	XXX							0	0
7. 1997	XXX	XXX	XXX	XXX	XXX						0	0
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
12. Totals											0	0

(NONE)

SCHEDULE P - PART 2F - SECTION 1 - MEDICAL MALPRACTICE - OCCURRENCE

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										Development	
	1	2	3	4	5	6	7	8	9	10	11	12
	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001	One Year	Two Year
1. Prior											0	0
2. 1992											0	0
3. 1993	XXX										0	0
4. 1994	XXX	XXX									0	0
5. 1995	XXX	XXX	XXX		NONE						0	0
6. 1996	XXX	XXX	XXX	XXX							0	0
7. 1997	XXX	XXX	XXX	XXX	XXX						0	0
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
12. Totals											0	0

SCHEDULE P - PART 2F - SECTION 2 - MEDICAL MALPRACTICE - CLAIMS-MADE

Years	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior											0	0
2. 1992											0	0
3. 1993	XXX										0	0
4. 1994	XXX	XXX									0	0
5. 1995	XXX	XXX	XXX		NONE						0	0
6. 1996	XXX	XXX	XXX	XXX							0	0
7. 1997	XXX	XXX	XXX	XXX	XXX						0	0
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
12. Totals											0	0

SCHEDULE P - PART 2G - SPECIAL LIABILITY (OCEAN MARINE, AIRCRAFT (ALL PERILS), BOILER & MACHINERY)

Years	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior											0	0
2. 1992											0	0
3. 1993	XXX										0	0
4. 1994	XXX	XXX									0	0
5. 1995	XXX	XXX	XXX		NONE						0	0
6. 1996	XXX	XXX	XXX	XXX							0	0
7. 1997	XXX	XXX	XXX	XXX	XXX						0	0
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
12. Totals											0	0

SCHEDULE P - PART 2H - SECTION 1 - OTHER LIABILITY - OCCURRENCE

Years	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior											0	0
2. 1992											0	0
3. 1993	XXX										0	0
4. 1994	XXX	XXX									0	0
5. 1995	XXX	XXX	XXX		NONE						0	0
6. 1996	XXX	XXX	XXX	XXX							0	0
7. 1997	XXX	XXX	XXX	XXX	XXX						0	0
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
12. Totals											0	0

SCHEDULE P - PART 2H - SECTION 2 - OTHER LIABILITY - CLAIMS-MADE

Years	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior											0	0
2. 1992											0	0
3. 1993	XXX										0	0
4. 1994	XXX	XXX									0	0
5. 1995	XXX	XXX	XXX								0	0
6. 1996	XXX	XXX	XXX	XXX	NONE						0	0
7. 1997	XXX	XXX	XXX	XXX	XXX						0	0
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
12. Totals											0	0

SCHEDULE P - PART 2I - SPECIAL PROPERTY (FIRE, ALLIED LINES, INLAND MARINE, EARTHQUAKE, BURGLARY AND THEFT)

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										Development	
	1	2	3	4	5	6	7	8	9	10	11	12
	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001	One Year	Two Year
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
2. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
3. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
4. Totals											0	0

(NONE)

SCHEDULE P - PART 2J - AUTO PHYSICAL DAMAGE

	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	407	453	415	(38)	8
2. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,815	1,785	(30)	XXX
3. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,890	XXX	XXX
4. Totals											(68)	8

SCHEDULE P - PART 2K - FIDELITY/SURETY

	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	XXX	XXX	XXX	XXX	X						0	0
2. 2000	XXX	XXX	XXX	XXX	X		XXX				0	XXX
3. 2001	XXX	XXX	XXX	XXX	X	XXX	XXX	XXX	XXX		XXX	XXX
4. Totals											0	0

(NONE)

SCHEDULE P - PART 2L - OTHER (INCLUDING CREDIT, ACCIDENT AND HEALTH)

	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	XXX	XXX	XXX	XXX	X						0	0
2. 2000	XXX	XXX	XXX	XXX	X		XXX				0	XXX
3. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
4. Totals											0	0

(NONE)

SCHEDULE P - PART 2M - INTERNATIONAL

	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior											0	0
2. 1992											0	0
3. 1993	XXX										0	0
4. 1994	XXX	XXX									0	0
5. 1995	XXX	XXX	XXX								0	0
6. 1996	XXX	XXX	XXX	XXX							0	0
7. 1997	XXX	XXX	XXX	XXX	XXX						0	0
8. 1998	XXX	XXX	XXX	XXX							0	0
9. 1999	XXX	XXX	XXX	XXX							0	0
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
12. Totals											0	0

(NONE)

**Sch. P-Pt. 2N
NONE**

**Sch. P-Pt. 2O
NONE**

**Sch. P-Pt. 2P
NONE**

**Sch. P-Pt. 2R-Sn. 1
NONE**

**Sch. P-Pt. 2R-Sn. 2
NONE**

**Sch. P-Pt. 2S
NONE**

SCHEDULE P - PART 3A - HOMEOWNERS/FARMOWNERS

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										11 Number of Claims Closed With Loss Payment	12 Number of Claims Closed Without Loss Payment
	1 1992	2 1993	3 1994	4 1995	5 1996	6 1997	7 1998	8 1999	9 2000	10 2001		
1. Prior	000											
2. 1992					NONE							
3. 1993	XXX											
4. 1994	XXX	XXX										
5. 1995	XXX	XXX	XXX									
6. 1996	XXX	XXX	XXX	XXX								
7. 1997	XXX	XXX	XXX	XXX	XXX							
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX						
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX					
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			

SCHEDULE P - PART 3B - PRIVATE PASSENGER AUTO LIABILITY/MEDICAL

Years	1 1992	2 1993	3 1994	4 1995	5 1996	6 1997	7 1998	8 1999	9 2000	10 2001	11	12
1. Prior	000	84	187	239	244	251	267	270	270	270	7,986	1,238
2. 1992	85	327	483	526	493	500	502	502	502	502	4,174	1,157
3. 1993	XXX	1,453	2,102	2,331	2,511	2,554	2,590	2,612	2,613	2,612	7,456	1,792
4. 1994	XXX	XXX	778	1,207	1,515	1,658	1,761	1,793	1,794	1,794	6,636	1,753
5. 1995	XXX	XXX	XXX	638	1,196	1,452	1,576	1,642	1,677	1,686	5,497	1,353
6. 1996	XXX	XXX	XXX	XXX	741	1,300	1,566	1,802	1,843	1,866	7,716	2,384
7. 1997	XXX	XXX	XXX	XXX	XXX	568	1,089	1,325	1,435	1,515	6,081	2,385
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX	671	1,415	1,771	1,921	6,925	2,347
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX	527	867	1,074	5,027	1,739
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	244	422	5,957	1,974
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	378	6,689	2,318

SCHEDULE P - PART 3C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

Years	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	000											
2. 1992					NONE							
3. 1993	XXX											
4. 1994	XXX	XXX										
5. 1995	XXX	XXX	XXX									
6. 1996	XXX	XXX	XXX	XXX								
7. 1997	XXX	XXX	XXX	XXX	XXX							
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX						
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX					
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			

SCHEDULE P - PART 3D - WORKERS' COMPENSATION

Years	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	000											
2. 1992					NONE							
3. 1993	XXX											
4. 1994	XXX	XXX										
5. 1995	XXX	XXX	XXX									
6. 1996	XXX	XXX	XXX	XXX								
7. 1997	XXX	XXX	XXX	XXX	XXX							
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX						
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX					
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			

SCHEDULE P - PART 3E - COMMERCIAL MULTIPLE PERIL

Years	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	000											
2. 1992												
3. 1993	XXX											
4. 1994	XXX	XXX										
5. 1995	XXX	XXX	XXX									
6. 1996	XXX	XXX	XXX	XXX	NONE							
7. 1997	XXX	XXX	XXX	XXX								
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX						
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX					
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			

SCHEDULE P - PART 3F - SECTION 1 - MEDICAL MALPRACTICE - OCCURRENCE

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										11 Number of Claims Closed With Loss Payment	12 Number of Claims Closed Without Loss Payment
	1 1992	2 1993	3 1994	4 1995	5 1996	6 1997	7 1998	8 1999	9 2000	10 2001		
1. Prior	000											
2. 1992												
3. 1993	XXX											
4. 1994	XXX	XXX										
5. 1995	XXX	XXX	XXX									
6. 1996	XXX	XXX	XXX	XXX								
7. 1997	XXX	XXX	XXX	XXX	XXX							
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX						
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX					
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			

NONE

SCHEDULE P - PART 3F - SECTION 2 - MEDICAL MALPRACTICE - CLAIMS-MADE

Years	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	000											
2. 1992												
3. 1993	XXX											
4. 1994	XXX	XXX										
5. 1995	XXX	XXX	XXX									
6. 1996	XXX	XXX	XXX	XXX								
7. 1997	XXX	XXX	XXX	XXX	XXX							
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX						
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX					
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			

NONE

SCHEDULE P - PART 3G - SPECIAL LIABILITY (OCEAN MARINE, AIRCRAFT (ALL PERILS), BOILER AND MACHINERY)

Years	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	000										XXX	XXX
2. 1992											XXX	XXX
3. 1993	XXX										XXX	XXX
4. 1994	XXX	XXX									XXX	XXX
5. 1995	XXX	XXX	XXX								XXX	XXX
6. 1996	XXX	XXX	XXX	XXX							XXX	XXX
7. 1997	XXX	XXX	XXX	XXX	XXX						XXX	XXX
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX					XXX	XXX
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX				XXX	XXX
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

NONE

SCHEDULE P - PART 3H - SECTION 1 - OTHER LIABILITY - OCCURRENCE

Years	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	000											
2. 1992												
3. 1993	XXX											
4. 1994	XXX	XXX										
5. 1995	XXX	XXX	XXX									
6. 1996	XXX	XXX	XXX	XXX								
7. 1997	XXX	XXX	XXX	XXX	XXX							
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX						
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX					
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			

NONE

SCHEDULE P - PART 3H - SECTION 2 - OTHER LIABILITY - CLAIMS-MADE

Years	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	000											
2. 1992												
3. 1993	XXX											
4. 1994	XXX	XXX										
5. 1995	XXX	XXX	XXX									
6. 1996	XXX	XXX	XXX	XXX								
7. 1997	XXX	XXX	XXX	XXX	XXX							
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX						
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX					
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			

NONE

SCHEDULE P - PART 3I - SPECIAL PROPERTY (FIRE, ALLIED LINES, INLAND MARINE, EARTHQUAKE, BURGLARY AND THEFT)

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Containment Expenses Reported at Year End ($000 omitted)										11 Number of Claims Closed With Loss Payment	12 Number of Claims Closed Without Loss Payment
	1 1992	2 1993	3 1994	4 1995	5 1996	6 1997	7 1998	8 1999	9 2000	10 2001		
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	000			XXX	XXX
2. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
3. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

(NONE)

SCHEDULE P - PART 3J - AUTO PHYSICAL DAMAGE

	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001	11	12
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	000	431	415	10,867	3,305
2. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,436	1,782	3,464	1,058
3. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,617	5,287	1,435

SCHEDULE P - PART 3K - FIDELITY/SURETY

	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001	11	12
1. Prior	XXX	XXX	XXX	XXX				000			XXX	XXX
2. 2000	XXX	XXX	XXX	XXX				XXX			XXX	XXX
3. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

(NONE)

SCHEDULE P - PART 3L - OTHER (INCLUDING CREDIT, ACCIDENT AND HEALTH)

	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001	11	12
1. Prior	XXX	XXX	XXX	XXX				000			XXX	XXX
2. 2000	XXX	XXX	XXX	XXX				XXX			XXX	XXX
3. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

(NONE)

SCHEDULE P - PART 3M - INTERNATIONAL

	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001	11	12
1. Prior	000										XXX	XXX
2. 1992											XXX	XXX
3. 1993	XXX										XXX	XXX
4. 1994	XXX	XXX									XXX	XXX
5. 1995	XXX	XXX	XXX								XXX	XXX
6. 1996	XXX	XXX	XXX	XXX							XXX	XXX
7. 1997	XXX	XXX	XXX	XXX	XXX						XXX	XXX
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX					XXX	XXX
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX				XXX	XXX
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

(NONE)

Sch. P-Pt. 3N
NONE

Sch. P-Pt. 3O
NONE

Sch. P-Pt. 3P
NONE

Sch. P-Pt. 3R-Sn. 1
NONE

Sch. P-Pt. 3R-Sn. 2
NONE

Sch. P-Pt. 3S
NONE

SCHEDULE P - PART 4A - HOMEOWNERS/FARMOWNERS

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)									
	1 1992	2 1993	3 1994	4 1995	5 1996	6 1997	7 1998	8 1999	9 2000	10 2001
1. Prior										
2. 1992										
3. 1993	XXX									
4. 1994	XXX	XXX								
5. 1995	XXX	XXX	XXX							
6. 1996	XXX	XXX	XXX	XXX						
7. 1997	XXX	XXX	XXX	XXX	XXX					
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX				
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SCHEDULE P - PART 4B - PRIVATE PASSENGER AUTO LIABILITY/MEDICAL

Years	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001
1. Prior	70	39								
2. 1992	176	18								
3. 1993	XXX	352	57							
4. 1994	XXX	XXX	313	82						
5. 1995	XXX	XXX	XXX	340	57					
6. 1996	XXX	XXX	XXX	XXX	272	75				
7. 1997	XXX	XXX	XXX	XXX	XXX	357	90			
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX	278	50		
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX	188	73	
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	177	43
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	167

SCHEDULE P - PART 4C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

Years	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001
1. Prior										
2. 1992										
3. 1993	XXX									
4. 1994	XXX	XXX								
5. 1995	XXX	XXX	XXX							
6. 1996	XXX	XXX	XXX	XXX						
7. 1997	XXX	XXX	XXX	XXX	XXX					
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX				
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SCHEDULE P - PART 4D - WORKERS' COMPENSATION

Years	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001
1. Prior										
2. 1992										
3. 1993	XXX									
4. 1994	XXX	XXX								
5. 1995	XXX	XXX	XXX							
6. 1996	XXX	XXX	XXX	XXX						
7. 1997	XXX	XXX	XXX	XXX	XXX					
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX				
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SCHEDULE P - PART 4E - COMMERCIAL MULTIPLE PERIL

Years	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001
1. Prior										
2. 1992										
3. 1993	XXX									
4. 1994	XXX	XXX								
5. 1995	XXX	XXX	XXX							
6. 1996	XXX	XXX	XXX	XXX						
7. 1997	XXX	XXX	XXX	XXX	XXX					
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX				
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SCHEDULE P - PART 4F - SECTION 1 - MEDICAL MALPRACTICE - OCCURRENCE

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)									
	1 1992	2 1993	3 1994	4 1995	5 1996	6 1997	7 1998	8 1999	9 2000	10 2001
1. Prior										
2. 1992										
3. 1993	XXX									
4. 1994	XXX	XXX								
5. 1995	XXX	XXX	XXX							
6. 1996	XXX	XXX	XXX	XXX						
7. 1997	XXX	XXX	XXX	XXX	XXX					
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX				
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SCHEDULE P - PART 4F - SECTION 2 - MEDICAL MALPRACTICE - CLAIMS-MADE

	1	2	3	4	5	6	7	8	9	10
1. Prior										
2. 1992										
3. 1993	XXX									
4. 1994	XXX	XXX								
5. 1995	XXX	XXX	XXX							
6. 1996	XXX	XXX	XXX	XXX						
7. 1997	XXX	XXX	XXX	XXX	XXX					
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX				
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SCHEDULE P - PART 4G - SPECIAL LIABILITY (OCEAN MARINE, AIRCRAFT (ALL PERILS), BOILER AND MACHINERY)

	1	2	3	4	5	6	7	8	9	10
1. Prior										
2. 1992										
3. 1993	XXX									
4. 1994	XXX	XXX								
5. 1995	XXX	XXX	XXX							
6. 1996	XXX	XXX	XXX	XXX						
7. 1997	XXX	XXX	XXX	XXX	XXX					
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX				
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SCHEDULE P - PART 4H - SECTION 1 - OTHER LIABILITY - OCCURRENCE

	1	2	3	4	5	6	7	8	9	10
1. Prior										
2. 1992										
3. 1993	XXX									
4. 1994	XXX	XXX								
5. 1995	XXX	XXX	XXX							
6. 1996	XXX	XXX	XXX	XXX						
7. 1997	XXX	XXX	XXX	XXX	XXX					
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX				
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SCHEDULE P - PART 4H - SECTION 2 - OTHER LIABILITY - CLAIMS-MADE

	1	2	3	4	5	6	7	8	9	10
1. Prior										
2. 1992										
3. 1993	XXX									
4. 1994	XXX	XXX								
5. 1995	XXX	XXX	XXX							
6. 1996	XXX	XXX	XXX	XXX						
7. 1997	XXX	XXX	XXX	XXX	XXX					
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX				
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SCHEDULE P - PART 4I - SPECIAL PROPERTY (FIRE, ALLIED LINES, INLAND MARINE, EARTHQUAKE, BURGLARY AND THEFT)

Years In Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)									
	1 1992	2 1993	3 1994	4 1995	5 1996	6 1997	7 1998	8 1999	9 2000	10 2001
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
2. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
3. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SCHEDULE P - PART 4J - AUTO PHYSICAL DAMAGE

	1	2	3	4	5	6	7	8	9	10
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	55		
2. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	28	
3. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	30

SCHEDULE P - PART 4K - FIDELITY/SURETY

	1	2	3	4	5	6	7	8	9	10
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
2. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
3. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SCHEDULE P - PART 4L - OTHER (INCLUDING CREDIT, ACCIDENT AND HEALTH)

	1	2	3	4	5	6	7	8	9	10
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
2. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
3. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SCHEDULE P - PART 4M - INTERNATIONAL

	1	2	3	4	5	6	7	8	9	10
1. Prior										
2. 1992										
3. 1993	XXX									
4. 1994	XXX	XXX								
5. 1995	XXX	XXX	XXX							
6. 1996	XXX	XXX	XXX	XXX						
7. 1997	XXX	XXX	XXX	XXX	XXX					
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX				
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

Sch. P-Pt. 4N
NONE

Sch. P-Pt. 4O
NONE

Sch. P-Pt. 4P
NONE

Sch. P-Pt. 4R-Sn. 1
NONE

Sch. P-Pt. 4R-Sn. 2
NONE

Sch. P-Pt. 4S
NONE

Sch. P-Pt. 5A-Sn. 1
NONE

Sch. P-Pt. 5A-Sn. 2
NONE

Sch. P-Pt. 5A-Sn. 3
NONE

SCHEDULE P - PART 5B - PRIVATE PASSENGER AUTO LIABILITY/MEDICAL

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001
1. Prior	108	942	40	5						
2. 1992	2,870	3,793	4,072	4,145	4,164	4,170	4,173	4,173	4,174	4,174
3. 1993	XXX	5,383	7,047	7,289	7,414	7,444	7,453	7,456	7,456	7,456
4. 1994	XXX	XXX	4,684	6,240	6,486	6,594	6,624	6,635	6,636	6,636
5. 1995	XXX	XXX	XXX	3,941	5,132	5,436	5,465	5,489	5,495	5,497
6. 1996	XXX	XXX	XXX	XXX	5,599	7,474	7,618	7,699	7,710	7,716
7. 1997	XXX	XXX	XXX	XXX	XXX	4,437	5,807	5,968	6,054	6,081
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX	4,994	6,604	6,845	6,925
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,625	4,869	5,027
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4,091	5,957
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	6,689

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001
1. Prior	538	356	311							
2. 1992	1,424	418	138	39	12	4		1		
3. 1993	XXX	2,227	520	219	27	14	2			
4. 1994	XXX	XXX	1,917	512	202	57	16	2	1	1
5. 1995	XXX	XXX	XXX	2,609	491	77	39	21	11	7
6. 1996	XXX	XXX	XXX	XXX	2,350	281	102	24	9	8
7. 1997	XXX	XXX	XXX	XXX	XXX	1,575	213	83	36	17
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX	1,480	264	90	36
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,307	203	77
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,785	191
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,800

SECTION 3

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001
1. Prior	(505)	886	16	24	5	1	(314)			
2. 1992	4,859	5,253	5,329	5,466	5,506	5,518	5,329	5,330	5,330	5,331
3. 1993	XXX	8,818	9,228	9,759	9,978	10,035	9,239	9,248	9,248	9,248
4. 1994	XXX	XXX	7,863	10,286	10,806	11,017	8,386	8,389	8,390	8,390
5. 1995	XXX	XXX	XXX	7,411	12,305	12,812	6,838	6,856	6,857	6,857
6. 1996	XXX	XXX	XXX	XXX	9,458	10,030	10,047	10,092	10,103	10,108
7. 1997	XXX	XXX	XXX	XXX	XXX	7,845	8,339	8,414	8,472	8,483
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX	8,247	9,137	9,256	9,308
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX	6,207	6,777	6,843
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7,240	8,122
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	10,807

Sch. P-Pt. 5C-Sn. 1
NONE

Sch. P-Pt. 5C-Sn. 2
NONE

Sch. P-Pt. 5C-Sn. 3
NONE

Sch. P-Pt. 5D-Sn. 1
NONE

Sch. P-Pt. 5D-Sn. 2
NONE

Sch. P-Pt. 5D-Sn. 3
NONE

Sch. P-Pt. 5E-Sn. 1
NONE

Sch. P-Pt. 5E-Sn. 2
NONE

Sch. P-Pt. 5E-Sn. 3
NONE

Sch. P-Pt. 5F-Sn. 1A
NONE

Sch. P-Pt. 5F-Sn. 2A
NONE

Sch. P-Pt. 5F-Sn. 3A
NONE

Sch. P-Pt. 5F-Sn. 1B
NONE

Sch. P-Pt. 5F-Sn. 2B
NONE

Sch. P-Pt. 5F-Sn. 3B
NONE

Sch. P-Pt. 5H-Sn. 1A
NONE

Sch. P-Pt. 5H-Sn. 2A
NONE

Sch. P-Pt. 5H-Sn. 3A
NONE

Sch. P-Pt. 5H-Sn. 1B
NONE

Sch. P-Pt. 5H-Sn. 2B
NONE

Sch. P-Pt. 5H-Sn. 3B
NONE

Sch. P-Pt. 5R-Sn. 1A
NONE

Sch. P-Pt. 5R-Sn. 2A
NONE

Sch. P-Pt. 5R-Sn. 3A
NONE

Sch. P-Pt. 5R-Sn. 1B
NONE

Sch. P-Pt. 5R-Sn. 2B
NONE

Sch. P-Pt. 5R-Sn. 3B
NONE

Sch. P-Pt. 6C-Sn. 1
NONE

Sch. P-Pt. 6C-Sn. 2
NONE

Sch. P-Pt. 6D-Sn. 1
NONE

Sch. P-Pt. 6D-Sn. 2
NONE

Sch. P-Pt. 6E-Sn. 1
NONE

Sch. P-Pt. 6E-Sn. 2
NONE

Sch. P-Pt. 6H-Sn. 1A
NONE

Sch. P-Pt. 6H-Sn. 2A
NONE

Sch. P-Pt. 6H-Sn. 1B
NONE

Sch. P-Pt. 6H-Sn. 2B
NONE

Sch. P-Pt. 6M-Sn. 1
NONE

Sch. P-Pt. 6M-Sn. 2
NONE

Sch. P-Pt. 6N-Sn. 1
NONE

Sch. P-Pt. 6N-Sn. 2
NONE

Sch. P-Pt. 6O-Sn. 1
NONE

Sch. P-Pt. 6O-Sn. 2
NONE

Sch. P-Pt. 6R-Sn. 1A
NONE

Sch. P-Pt. 6R-Sn. 2A
NONE

Sch. P-Pt. 6R-Sn. 1B
NONE

Sch. P-Pt. 6R-Sn. 2B
NONE

SCHEDULE P - PART 7A - PRIMARY LOSS SENSITIVE CONTRACTS

($000 Omitted)

SECTION 1

Schedule P - Part 1	1 Total Net Losses and Expenses Unpaid	2 Net Losses and Expenses Unpaid on Loss Sensitive Contracts	3 Loss Sensitive as Percentage of Total	4 Total Net Premiums Written	5 Net Premiums Written on Loss Sensitive Contracts	6 Loss Sensitive as Percentage of Total
1. Homeowners/farmowners..			0.0			0.0
2. Private passenger auto liability/medical........................	1,671		0.0	142		0.0
3. Commercial auto/truck liability/medical.........................			0.0			0.0
4. Workers' compensation..			0.0			0.0
5. Commercial multiple peril...			0.0			0.0
6. Medical malpractice - occurrence.................................			0.0			0.0
7. Medical malpractice - claims-made...............................			0.0			0.0
8. Special liability...			0.0			0.0
9. Other liability - occurrence..			0.0			0.0
10. Other liability - claims-made.......................................			0.0			0.0
11. Special property..			0.0			0.0
12. Auto physical damage..	316		0.0	4,175		0.0
13. Fidelity/surety...			0.0			0.0
14. Other..			0.0			0.0
15. International..			0.0			0.0
16. Reinsurance - Nonproportional Assumed Property........	XXX	XXX	XXX	XXX	XXX	XXX
17. Reinsurance - Nonproportional Assumed Liability.........	XXX	XXX	XXX	XXX	XXX	XXX
18. Reinsurance - Nonproportional Assumed Financial Lines...	XXX	XXX	XXX	XXX	XXX	XXX
19. Products liability - occurrence....................................			0.0			0.0
20. Products liability - claims-made..................................			0.0			0.0
21. Financial guaranty/mortgage guaranty.........................			0.0			0.0
22. Totals..	1,987	0	0.0	4,317	0	0.0

SECTION 2

Incurred Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)

Years in Which Policies Were Issued	1 1992	2 1993	3 1994	4 1995	5 1996	6 1997	7 1998	8 1999	9 2000	10 2001
1. Prior...........										
2. 1992............										
3. 1993............	XXX									
4. 1994............	XXX	XXX								
5. 1995............	XXX	XXX	XXX							
6. 1996............	XXX	XXX	XXX	XXX						
7. 1997............	XXX	XXX	XXX	XXX	XXX					
8. 1998............	XXX	XXX	XXX	XXX	XXX	XXX				
9. 1999............	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2000...........	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2001...........	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SECTION 3

Bulk and Incurred But Not Reported Reserves for Losses and Defense and Cost Containment Expenses at Year End ($000 omitted)

Years in Which Policies Were Issued	1 1992	2 1993	3 1994	4 1995	5 1996	6 1997	7 1998	8 1999	9 2000	10 2001
1. Prior...........										
2. 1992............										
3. 1993............	XXX									
4. 1994............	XXX	XXX								
5. 1995............	XXX	XXX	XXX							
6. 1996............	XXX	XXX	XXX	XXX						
7. 1997............	XXX	XXX	XXX	XXX	XXX					
8. 1998............	XXX	XXX	XXX	XXX	XXX	XXX				
9. 1999............	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2000...........	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2001...........	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SCHEDULE P - PART 7A - PRIMARY LOSS SENSITIVE CONTRACTS (continued)

SECTION 4

Years in Which Policies Were Issued	Net Earned Premiums Reported at Year End ($000 omitted)									
	1	2	3	4	5	6	7	8	9	10
	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001
1. Prior............										
2. 1992............										
3. 1993............	XXX									
4. 1994............	XXX	XXX								
5. 1995............	XXX	XXX	XXX							
6. 1996............	XXX	XXX	XXX	XXX						
7. 1997............	XXX	XXX	XXX	XXX	XXX					
8. 1998............	XXX	XXX	XXX	XXX	XXX	XXX				
9. 1999............	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2000............	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2001............	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SECTION 5

Years in Which Policies Were Issued	Net Reserve for Premium Adjustments and Accrued Retrospective Premiums at Year End ($000 omitted)									
	1	2	3	4	5	6	7	8	9	10
	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001
1. Prior............										
2. 1992............										
3. 1993............	XXX									
4. 1994............	XXX	XXX								
5. 1995............	XXX	XXX	XXX							
6. 1996............	XXX	XXX	XXX	XXX						
7. 1997............	XXX	XXX	XXX	XXX	XXX					
8. 1998............	XXX	XXX	XXX	XXX	XXX	XXX				
9. 1999............	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2000............	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2001............	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SCHEDULE P - PART 7B - REINSURANCE LOSS SENSITIVE CONTRACTS

($000 Omitted)

SECTION 1

Schedule P - Part 1	1 Total Net Losses and Expenses Unpaid	2 Net Losses and Expenses Unpaid on Loss Sensitive Contracts	3 Loss Sensitive as Percentage of Total	4 Total Net Premiums Written	5 Net Premiums Written on Loss Sensitive Contracts	6 Loss Sensitive as Percentage of Total
1. Homeowners/farmowners			0.0			0.0
2. Private passenger auto liability/medical	1,671		0.0	142		0.0
3. Commercial auto/truck liability/medical			0.0			0.0
4. Workers' compensation			0.0			0.0
5. Commercial multiple peril			0.0			0.0
6. Medical malpractice - occurrence			0.0			0.0
7. Medical malpractice - claims-made			0.0			0.0
8. Special liability			0.0			0.0
9. Other liability - occurrence			0.0			0.0
10. Other liability - claims-made			0.0			0.0
11. Special property			0.0			0.0
12. Auto physical damage	316		0.0	4,175		0.0
13. Fidelity/surety			0.0			0.0
14. Other			0.0			0.0
15. International			0.0			0.0
16. Reinsurance - Nonproportional Assumed Property			0.0			0.0
17. Reinsurance - Nonproportional Assumed Liability			0.0			0.0
18. Reinsurance - Nonproportional Assumed Financial Lines			0.0			0.0
19. Products liability - occurrence			0.0			0.0
20. Products liability - claims-made			0.0			0.0
21. Financial guaranty/mortgage guaranty			0.0			0.0
22. Totals	1,987	0	0.0	4,317	0	0.0

SECTION 2

Years in Which Policies Were Issued	Incurred Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)									
	1 1992	2 1993	3 1994	4 1995	5 1996	6 1997	7 1998	8 1999	9 2000	10 2001
1. Prior										
2. 1992										
3. 1993	XXX									
4. 1994	XXX	XXX								
5. 1995	XXX	XXX	XXX							
6. 1996	XXX	XXX	XXX	XXX						
7. 1997	XXX	XXX	XXX	XXX	XXX					
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX				
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

(NONE)

SECTION 3

Years in Which Policies Were Issued	Bulk and Incurred But Not Reported Reserves for Losses and Defense and Cost Containment Expenses at Year End ($000 omitted)									
	1 1992	2 1993	3 1994	4 1995	5 1996	6 1997	7 1998	8 1999	9 2000	10 2001
1. Prior										
2. 1992										
3. 1993	XXX									
4. 1994	XXX	XXX								
5. 1995	XXX	XXX	XXX							
6. 1996	XXX	XXX	XXX	XXX						
7. 1997	XXX	XXX	XXX	XXX	XXX					
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX				
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

(NONE)

SCHEDULE P - PART 7B - REINSURANCE LOSS SENSITIVE CONTRACTS (continued)

SECTION 4

Years in Which Policies Were Issued	Net Earned Premiums Reported At Year End ($000 Omitted)									
	1 1992	2 1993	3 1994	4 1995	5 1996	6 1997	7 1998	8 1999	9 2000	10 2001
1. Prior										
2. 1992										
3. 1993	XXX									
4. 1994	XXX	XXX								
5. 1995	XXX	XXX	XXX							
6. 1996	XXX	XXX	XXX	XXX						
7. 1997	XXX	XXX	XXX	XXX	XXX					
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX				
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SECTION 5

Years in Which Policies Were Issued	Net Reserve For Premium Adjustments And Accrued Retrospective Premiums At Year End ($000 Omitted)									
	1 1992	2 1993	3 1994	4 1995	5 1996	6 1997	7 1998	8 1999	9 2000	10 2001
1. Prior										
2. 1992										
3. 1993	XXX									
4. 1994	XXX	XXX								
5. 1995	XXX	XXX	XXX							
6. 1996	XXX	XXX	XXX	XXX						
7. 1997	XXX	XXX	XXX	XXX	XXX					
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX				
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SECTION 6

Years in Which Policies Were Issued	Incurred Adjustable Commissions Reported At Year End ($000 Omitted)									
	1 1992	2 1993	3 1994	4 1995	5 1996	6 1997	7 1998	8 1999	9 2000	10 2001
1. Prior										
2. 1992										
3. 1993	XXX									
4. 1994	XXX	XXX								
5. 1995	XXX	XXX	XXX							
6. 1996	XXX	XXX	XXX	XXX						
7. 1997	XXX	XXX	XXX	XXX	XXX					
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX				
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SECTION 7

Years in Which Policies Were Issued	Reserves For Commission Adjustments At Year End ($000 Omitted)									
	1 1992	2 1993	3 1994	4 1995	5 1996	6 1997	7 1998	8 1999	9 2000	10 2001
1. Prior										
2. 1992										
3. 1993	XXX									
4. 1994	XXX	XXX								
5. 1995	XXX	XXX	XXX							
6. 1996	XXX	XXX	XXX							
7. 1997	XXX	XXX	XXX	XXX	XXX					
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX				
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SCHEDULE P INTERROGATORIES

1. What is the extended loss and expense reserve - direct and assumed - for the following classes? An example of an extended loss and expense reserve is the actuarial reserve for the free-tail coverage arising upon death, disability or retirement in most medical malpractice policies. Such a liability is to be reported here even if it was not reported elsewhere in Schedule P, but otherwise reported as a liability item on Page 3. Show the full reserve amount, not just the change during the current year.

Years in Which Premiums Were Earned and Losses Were Incurred	1 Medical Malpractice	2 Other Liability	3 Products Liability
1.01 Prior.....................	0	0	0
1.02 1992.....................	0	0	0
1.03 1993.....................	0	0	0
1.04 1994.....................	0	0	0
1.05 1995.....................	0	0	0
1.06 1996.....................	0	0	0
1.07 1997.....................	0	0	0
1.08 1998.....................	0	0	0
1.09 1999.....................	0	0	0
1.10 2000.....................	0	0	0
1.11 2001.....................	0	0	0
1.12 Totals.....................	0	0	0

2. The definition of allocated loss adjustment expenses (ALAE) and, therefore, unallocated loss adjustment expenses (ULAE) was changed effective January 1, 1998. This change in definition applies to both paid and unpaid expenses. Are these expenses (now reported as "Defense and Cost Containment" and "Adjusting and Other") reported in compliance with these definitions in this statement?   Yes [X]   No [ ]

3. The Adjusting and Other expense payments and reserves should be allocated to the years in which losses were incurred based on the number of claims reported, closed and outstanding in those years. When allocating Adjusting and Other expense between companies in a group or a pool, the Adjusting and Other expense should be allocated in the same percentage used for the loss amounts and the claim counts. For reinsurers, Adjusting and Other expense assumed should be reported according to the reinsurance contract. For Adjusting and Other expense incurred by reinsurers, or in those situations where suitable claim count information is not available, Adjusting and Other expense should be allocated by a reasonable method determined by the company and described in Interrogatory 7, below.
    Are they so reported in this statement?   Yes [X]   No [ ]

4. Do any lines in Schedule P include reserves which are reported gross of any discount to present value of future payments, but are reported net of such discounts on Page 11?   Yes [ ]   No [X]

    If Yes, proper reporting must be made in the Notes to Financial Statements, as specified in the Instructions. Also, the discounts must be reported in Schedule P - Part 1, Columns 32 and 33.

    Schedule P must be completed gross of non-tabular discounting. Work papers relating to discount calculations must be available for examination upon request.

    Discounting is allowed only if expressly permitted by the state insurance department to which this Annual Statement is being filed.

5. What were the net premiums in force at the end of the year for: (in thousands of dollars)
    5.1 Fidelity $ ....
    5.2 Surety $ ....

6. Claim count information is reported (check one).   6.1 per claim   ....
    If not the same in all years, explain in Interrogatory 7. 6.2 per claimant   ....X...............

7.1 The information provided in Schedule P will be used by many persons to estimate the adequacy of the current loss and expense reserves, among other things. Are there any especially significant events, coverage, retention or accounting changes which have occurred which must be considered when making such analyses?   Yes [X]   No [ ]
7.2 An extended statement may be attached.
    During 2001, Universal Insurance Company ceded 75% of Physical Damage and voluntary liability (both premiums and losses) under 2 separate quota share treaties.

SCHEDULE P - ANALYSIS OF LOSSES AND LOSS EXPENSES

SCHEDULE P - PART 1 - SUMMARY

($000 Omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments						10	11	12
	1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	Number of Claims Reported- Direct and Assumed
				4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded			
1. Prior	XXX	XXX	XXX	29	29	1	1				0	XXX
2. 1992	66,597	65,357	1,240	82,115	81,433	13,206	13,123	100		2,022	865	XXX
3. 1993	89,398	88,549	849	104,020	103,400	13,240	13,163	280		1,674	977	XXX
4. 1994	107,442	104,118	3,324	127,293	124,834	7,824	7,684	830		69	3,429	XXX
5. 1995	88,682	88,682	0	99,018	99,018	3,186	3,186	1,248			1,248	XXX
6. 1996	80,159	80,159	0	89,239	89,239	3,266	3,266	4,441			4,441	XXX
7. 1997	87,899	87,899	0	87,358	87,358	3,355	3,355	4,752			4,752	XXX
8. 1998	87,088	87,088	0	79,360	79,360	2,519	2,519	3,935			3,935	XXX
9. 1999	65,198	65,198	0	51,319	51,319	1,505	1,505	2,388			2,388	XXX
10. 2000	42,783	42,783	0	21,320	21,320	674	674	497			497	XXX
11. 2001	32,096	32,096	0	8,155	8,155	173	173	102			102	XXX
12. Totals	XXX	XXX	XXX	749,226	745,465	48,949	48,649	18,573		3,765	22,634	XXX

APR 0 9 2002

363

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22	Salvage and Subrogation Anticipated	Total Net Losses and Expenses Unpaid	Number of Claims Outstanding- Direct and Assumed
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded			
1. Prior	119	119			4	4			3	3		0	XXX
2. 1992												0	XXX
3. 1993	15	15			2	2						0	XXX
4. 1994	39	39			5	5			1	1		0	XXX
5. 1995	385	385			15	15			11	11		0	XXX
6. 1996	150	150			24	24			4	4		0	XXX
7. 1997	257	257			41	41			7	7		0	XXX
8. 1998	908	908	95	95	131	131	24	24	25	25		0	XXX
9. 1999	1,312	1,312	192	192	173	173	55	55	34	34		0	XXX
10. 2000	1,347	1,347	370	370	175	175	87	87	43	43		0	XXX
11. 2001	2,306	2,306	1,616	1,616	345	345	302	302	131	131		0	XXX
12. Totals	6,838	6,838	2,273	2,273	915	915	468	468	259	259	0	0	XXX

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense		35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1992	95,421	94,556	865	143.3	144.7	69.8				0	0
3. 1993	117,557	116,580	977	131.5	131.7	115.1				0	0
4. 1994	135,992	132,563	3,429	126.6	127.3	103.2				0	0
5. 1995	103,863	102,615	1,248	117.1	115.7	0.0				0	0
6. 1996	97,124	92,683	4,441	121.2	115.6	0.0				0	0
7. 1997	95,770	91,018	4,752	109.0	103.5	0.0				0	0
8. 1998	86,997	83,062	3,935	99.9	95.4	0.0				0	0
9. 1999	56,978	54,590	2,388	87.4	83.7	0.0				0	0
10. 2000	24,513	24,016	497	57.3	56.1	0.0				0	0
11. 2001	13,130	13,028	102	40.9	40.6	0.0				0	0
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	0	0

Note: Parts 2 and 4 are gross of all discounting, including tabular discounting. Part 1 is gross of only nontabular discounting, which is reported in Columns 32 and 33 of Part 1. The tabular discount, if any, is reported in the Notes to Financial Statements which will reconcile Part 1 with Parts 2 and 4.

SCHEDULE P - PART 2 - SUMMARY

Years in Which Losses Were Incurred	INCURRED NET LOSSES AND DEFENSE AND COST CONTAINMENT EXPENSES REPORTED AT YEAR END ($000 OMITTED)										DEVELOPMENT	
	1	2	3	4	5	6	7	8	9	10	11	12
	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001	One Year	Two Year
1. Prior.....	162	162	156	156	156	157	157	157	157	157	0	0
2. 1992....	731	775	767	767	767	765	765	765	765	765	0	0
3. 1993....	XXX	576	696	696	696	697	697	697	697	697	0	0
4. 1994....	XXX	XXX	2,599	2,599	2,599	2,599	2,599	2,599	2,599	2,599	0	0
5. 1995....	XXX	XXX	XXX								0	0
6. 1996....	XXX	XXX	XXX	XXX							0	0
7. 1997....	XXX	XXX	XXX	XXX	XXX						0	0
8. 1998....	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 1999....	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2000....	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2001....	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
12. Totals......											0	0

SCHEDULE P - PART 3 - SUMMARY

Years in Which Losses Were Incurred	CUMULATIVE PAID NET LOSSES AND DEFENSE AND COST CONTAINMENT EXPENSES REPORTED AT YEAR END ($000 OMITTED)										11	12
	1	2	3	4	5	6	7	8	9	10	Number of Claims Closed With Loss Payment	Number of Claims Closed Without Loss Payment
	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001		
1. Prior.....	000	147	156	156	156	157	157	157	157	157	XXX	XXX
2. 1992....	522	758	767	767	767	765	765	765	765	765	XXX	XXX
3. 1993....	XXX	458	696	696	696	697	697	697	697	697	XXX	XXX
4. 1994....	XXX	XXX	2,599	2,599	2,599	2,599	2,599	2,599	2,599	2,599	XXX	XXX
5. 1995....	XXX	XXX	XXX								XXX	XXX
6. 1996....	XXX	XXX	XXX	XXX							XXX	XXX
7. 1997....	XXX	XXX	XXX	XXX							XXX	XXX
8. 1998....	XXX	XXX	XXX	XXX	XXX	XXX					XXX	XXX
9. 1999....	XXX	XXX	XXX	XXX	XXX	XXX					XXX	XXX
10. 2000....	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
11. 2001....	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

SCHEDULE P - PART 4 - SUMMARY

Years in Which Losses Were Incurred	BULK AND IBNR RESERVES ON NET LOSSES AND DEFENSE AND COST CONTAINMENT EXPENSES REPORTED AT YEAR END ($000 OMITTED)									
	1	2	3	4	5	6	7	8	9	10
	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001
1. Prior........	23	4								
2. 1992.......	70	8								
3. 1993.......	XXX	9								
4. 1994........	XXX	XXX								
5. 1995........	XXX	XXX	XXX							
6. 1996........	XXX	XXX	XXX	XXX						
7. 1997........	XXX	XXX	XXX	XXX	XXX					
8. 1998........	XXX	XXX	XXX	XXX	XXX	XXX				
9. 1999........	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2000........	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2001........	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 1A - HOMEOWNERS/FARMOWNERS
($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12 Number of Claims Reported-Direct and Assumed
	1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
				4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded			
1. Prior	XXX	XXX	XXX								0	XXX
2. 1992	967	430	537	482	214	49	15	45			347	281
3. 1993	417	261	156	242	133	27	10	18		1	144	139
4. 1994	1,508	1,229	279	780	611	73	52	63			253	482
5. 1995	1,588	1,588	0	1,040	1,040	59	59				0	453
6. 1996	208	208	0	61	61	5	5				0	57
7. 1997	65	65	0	34	34	4	4	18			18	11
8. 1998	199	199	0	431	431	39	39	26			26	128
9. 1999	61	61	0	124	124	13	13	6			6	49
10. 2000			0								0	
11. 2001			0								0	
12. Totals	XXX	XXX	XXX	3,194	2,648	269	197	176	0	1	794	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21 Direct and Assumed	22 Ceded			
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded					
1. Prior												0	
2. 1992												0	
3. 1993												0	
4. 1994					1	1						0	1
5. 1995												0	
6. 1996												0	
7. 1997												0	
8. 1998												0	
9. 1999												0	
10. 2000												0	
11. 2001												0	
12. Totals	0	0	0	0	1	1	0	0	0	0	0·	0	1

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense		35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1992	576	229	347	59.6	53.3	64.6				0	0
3. 1993	287	143	144	68.8	54.8	92.3				0	0
4. 1994	917	664	253	60.8	54.0	90.7				0	0
5. 1995	1,099	1,099	0	69.2	69.2	0.0				0	0
6. 1996	66	66	0	31.7	31.7	0.0				0	0
7. 1997	56	38	18	86.2	58.5	0.0				0	0
8. 1998	496	470	26	249.2	236.2	0.0				0	0
9. 1999	143	137	6	234.4	224.6	0.0				0	0
10. 2000	0	0	0	0.0	0.0	0.0				0	0
11. 2001	0	0	0	0.0	0.0	0.0				0	0
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	0	0

SCHEDULE P - PART 1B - PRIVATE PASSENGER AUTO LIABILITY/MEDICAL
($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments						10	11	12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	Number of Claims Reported- Direct and Assumed
				4	5	6	7	8	9			
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	Direct and Assumed	Ceded	Direct and Assumed	Ceded	Direct and Assumed	Ceded			
1. Prior	XXX	XXX	XXX								0	XXX
2. 1992	49,448	49,448	0	63,336	63,336	9,908	9,908	21		576	21	32,441
3. 1993	64,467	64,467	0	79,418	79,418	10,286	10,286	76		492	76	33,657
4. 1994	67,038	67,038	0	84,777	84,777	6,008	6,008	262			262	37,809
5. 1995	50,844	50,844	0	46,795	46,795	1,997	1,997	1,084			1,084	8,120
6. 1996	47,973	47,973	0	57,243	57,243	2,180	2,180	3,491			3,491	24,157
7. 1997	47,632	47,632	0	55,534	55,534	2,243	2,243	3,550			3,550	21,663
8. 1998	45,659	45,659	0	45,802	45,802	1,391	1,391	2,830			2,830	18,491
9. 1999	31,744	31,744	0	29,205	29,205	798	798	1,704			1,704	11,716
10. 2000	17,348	17,348	0	10,921	10,921	365	365	324			324	5,038
11. 2001	9,439	9,439	0	3,401	3,401	57	57	43			43	2,089
12. Totals	XXX	XXX	XXX	476,432	476,432	35,233	35,233	13,385	0	1,068	13,385	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22	Salvage and Subrogation Anticipated	Total Net Losses and Expenses Unpaid	Number of Claims Outstanding- Direct and Assumed
	13	14	15	16	17	18	19	20					
	Direct and Assumed	Ceded	Direct and Assumed	Ceded	Direct and Assumed	Ceded	Direct and Assumed	Ceded	Direct and Assumed	Ceded			
1. Prior												0	
2. 1992												0	
3. 1993	15	15			2	2						0	1
4. 1994	27	27			4	4			1	1		0	4
5. 1995	95	95			15	15			3	3		0	8
6. 1996	150	150			24	24			4	4		0	17
7. 1997	230	230			37	37			6	6		0	39
8. 1998	825	825	89	89	119	119	23	23	23	23		0	115
9. 1999	1,203	1,203	182	182	155	155	53	53	31	31		0	148
10. 2000	1,274	1,274	343	343	164	164	82	82	40	40		0	176
11. 2001	1,664	1,664	1,350	1,350	256	256	255	255	102	102		0	418
12. Totals	5,483	5,483	1,964	1,964	776	776	413	413	210	210	0	0	926

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26	27	28	29	30	31	32	33	Inter- Company Pooling Participation Percentage	35	36
	Direct and Assumed	Ceded	Net	Direct and Assumed	Ceded	Net	Loss	Loss Expense		Losses Unpaid	Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1992	73,265	73,244	21	148.2	148.1	0.0				0	0
3. 1993	89,797	89,721	76	139.3	139.2	0.0				0	0
4. 1994	91,079	90,817	262	135.9	135.5	0.0				0	0
5. 1995	49,989	48,905	1,084	98.3	96.2	0.0				0	0
6. 1996	63,092	59,601	3,491	131.5	124.2	0.0				0	0
7. 1997	61,600	58,050	3,550	129.3	121.9	0.0				0	0
8. 1998	51,102	48,272	2,830	111.9	105.7	0.0				0	0
9. 1999	33,331	31,627	1,704	105.0	99.6	0.0				0	0
10. 2000	13,513	13,189	324	77.9	76.0	0.0				0	0
11. 2001	7,128	7,085	43	75.5	75.1	0.0				0	0
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	0	0

SCHEDULE P - PART 1C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL
($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12 Number of Claims Reported-Direct and Assumed
	1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
				4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded			
1. Prior	XXX	XXX	XXX								0	XXX
2. 1992	1,308	1,308	0	1,726	1,726	203	203			15	0	519
3. 1993	1,816	1,816	0	1,966	1,966	256	256	6		18	6	798
4. 1994	1,860	1,860	0	2,133	2,133	151	151	14			14	961
5. 1995	2,022	2,022	0	1,377	1,377	46	46	28			28	432
6. 1996	1,965	1,965	0	1,688	1,688	118	118	96			96	637
7. 1997	2,014	2,014	0	2,039	2,039	78	78	123			123	620
8. 1998	2,238	2,238	0	2,570	2,570	50	50	118			118	574
9. 1999	2,121	2,121	0	2,423	2,423	34	34	129			129	631
10. 2000	1,596	1,596	0	1,047	1,047	15	15	32			32	382
11. 2001	1,268	1,268	0	479	479	13	13	6			6	244
12. Totals	XXX	XXX	XXX	17,448	17,448	964	964	552	0	33	552	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22	Salvage and Subrogation Anticipated		
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded			
1. Prior												0	
2. 1992												0	
3. 1993												0	
4. 1994												0	
5. 1995												0	
6. 1996												0	
7. 1997	25	25			4	4			1	1		0	2
8. 1998	68	68	6	6	12	12	1	1	2	2		0	6
9. 1999	108	108	10	10	18	18	2	2	3	3		0	5
10. 2000	69	69	26	26	11	11	5	5	3	3		0	13
11. 2001	320	320	137	137	47	47	26	26	15	15		0	50
12. Totals	590	590	179	179	92	92	34	34	24	24	0	0	76

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense		35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1992	1,929	1,929	0	147.5	147.5	0.0				0	0
3. 1993	2,228	2,222	6	122.7	122.4	0.0				0	0
4. 1994	2,298	2,284	14	123.5	122.8	0.0				0	0
5. 1995	1,451	1,423	28	71.8	70.4	0.0				0	0
6. 1996	1,902	1,806	96	96.8	91.9	0.0				0	0
7. 1997	2,270	2,147	123	112.7	106.6	0.0				0	0
8. 1998	2,827	2,709	118	126.3	121.0	0.0				0	0
9. 1999	2,727	2,598	129	128.6	122.5	0.0				0	0
10. 2000	1,208	1,176	32	75.7	73.7	0.0				0	0
11. 2001	1,043	1,037	6	82.3	81.8	0.0				0	0
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	0	0

SCHEDULE P - PART 1D - WORKERS' COMPENSATION
($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12 Number of Claims Reported-Direct and Assumed
				Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	
	1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX	29	29	1	1				0	XXX
2. 1992	18	18	0	3	3						0	2
3. 1993	60	60	0	2	2						0	4
4. 1994			0								0	0
5. 1995			0								0	0
6. 1996			0								0	0
7. 1997			0								0	0
8. 1998			0					3			3	0
9. 1999			0					1			1	0
10. 2000			0								0	0
11. 2001			0								0	0
12. Totals	XXX	XXX	XXX	34	34	1	1	4	0	0	4	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total	Number of
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated	Net Losses and Expenses Unpaid	Claims Outstanding-Direct and Assumed
1. Prior	119	119			4	4			3	3		0	3
2. 1992												0	
3. 1993												0	
4. 1994												0	
5. 1995												0	
6. 1996												0	
7. 1997												0	
8. 1998												0	
9. 1999												0	
10. 2000												0	
11. 2001												0	
12. Totals	119	119	0	0	4	4	0	0	3	3	0	0	3

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense		35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1992	3	3	0	16.7	16.7	0.0				0	0
3. 1993	2	2	0	3.3	3.3	0.0				0	0
4. 1994	0	0	0	0.0	0.0	0.0				0	0
5. 1995	0	0	0	0.0	0.0	0.0				0	0
6. 1996	0	0	0	0.0	0.0	0.0				0	0
7. 1997	0	0	0	0.0	0.0	0.0				0	0
8. 1998	3	0	3	0.0	0.0	0.0				0	0
9. 1999	1	0	1	0.0	0.0	0.0				0	0
10. 2000	0	0	0	0.0	0.0	0.0				0	0
11. 2001	0	0	0	0.0	0.0	0.0				0	0
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	0	0

SCHEDULE P - PART 1E - COMMERCIAL MULTIPLE PERIL
($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments						10	11	12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	Number of Claims Reported- Direct and Assumed
				4	5	6	7	8	9			
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	Direct and Assumed	Ceded	Direct and Assumed	Ceded	Direct and Assumed	Ceded			
1. Prior	XXX	XXX	XXX								0	XXX
2. 1992	419	243	176	92	56	24	9	6		1	57	66
3. 1993	52	40	12	39	33	4	2				8	17
4. 1994			0								0	
5. 1995			0								0	
6. 1996			0								0	
7. 1997			0								0	
8. 1998			0								0	
9. 1999			0								0	
10. 2000			0								0	
11. 2001			0								0	
12. Totals	XXX	XXX	XXX	131	89	28	11	6	0	1	65	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22	Salvage and Subrogation Anticipated	Total Net Losses and Expenses Unpaid	Number of Claims Outstanding- Direct and Assumed
	13	14	15	16	17	18	19	20	Direct and Assumed	Ceded			
	Direct and Assumed	Ceded	Direct and Assumed	Ceded	Direct and Assumed	Ceded	Direct and Assumed	Ceded					
1. Prior												0	
2. 1992												0	
3. 1993												0	
4. 1994												0	
5. 1995												0	
6. 1996												0	
7. 1997												0	
8. 1998												0	
9. 1999												0	
10. 2000												0	
11. 2001												0	
12. Totals	0	0	0	0	0	0	0	0	0	0	0	0	0

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26	27	28	29	30	31	32	33	Inter-Company Pooling Participation Percentage	35	36
	Direct and Assumed	Ceded	Net	Direct and Assumed	Ceded	Net	Loss	Loss Expense		Losses Unpaid	Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1992	122	65	57	29.1	26.7	32.4				0	0
3. 1993	43	35	8	82.7	87.5	66.7				0	0
4. 1994	0	0	0	0.0	0.0	0.0				0	0
5. 1995	0	0	0	0.0	0.0	0.0				0	0
6. 1996	0	0	0	0.0	0.0	0.0				0	0
7. 1997	0	0	0	0.0	0.0	0.0				0	0
8. 1998	0	0	0	0.0	0.0	0.0				0	0
9. 1999	0	0	0	0.0	0.0	0.0				0	0
10. 2000	0	0	0	0.0	0.0	0.0				0	0
11. 2001	0	0	0	0.0	0.0	0.0				0	0
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	0	0

Sch. P-Pt. 1F-Sn. 1
NONE

Sch. P-Pt. 1F-Sn. 2
NONE

Sch. P-Pt. 1G
NONE

SCHEDULE P - PART 1H - SECTION 1 - OTHER LIABILITY - OCCURRENCE
($000 omitted)

	Premiums Earned			Loss and Loss Expense Payments							10	11	12
Years in Which Premiums Were Earned and Losses Were Incurred	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments			Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	Number of Claims Reported- Direct and Assumed
				4	5	6	7	8	9				
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	Direct and Assumed	Ceded	Direct and Assumed	Ceded	Direct and Assumed	Ceded				
1. Prior	XXX	XXX	XXX								0	XXX
2. 1992	32	32	0	11	11	5	5				0	6
3. 1993	27	27	0	2	2						0	6
4. 1994	54	54	0	1	1						0	6
5. 1995	68	68	0	4	4						0	5
6. 1996	10	10	0								0	
7. 1997			0								0	
8. 1998			0								0	
9. 1999			0								0	
10. 2000			0								0	
11. 2001			0								0	
12. Totals	XXX	XXX	XXX	18	18	5	5	0	0	0	0	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22	Salvage and Subrogation Anticipated	Total Net Losses and Expenses Unpaid	Number of Claims Outstanding- Direct and Assumed
	13	14	15	16	17	18	19	20					
	Direct and Assumed	Ceded	Direct and Assumed	Ceded	Direct and Assumed	Ceded	Direct and Assumed	Ceded	Direct and Assumed	Ceded			
1. Prior												0	
2. 1992												0	
3. 1993												0	
4. 1994	1	1										0	1
5. 1995												0	
6. 1996												0	
7. 1997												0	
8. 1998												0	
9. 1999												0	
10. 2000												0	
11. 2001												0	
12. Totals	1	1	0	0	0	0	0	0	0	0	0	0	1

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26	27	28	29	30	31	32	33	Inter- Company Pooling Participation Percentage	35	36
	Direct and Assumed	Ceded	Net	Direct and Assumed	Ceded	Net	Loss	Loss Expense		Losses Unpaid	Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1992	16	16	0	50.0	50.0	0.0				0	0
3. 1993	2	2	0	7.4	7.4	0.0				0	0
4. 1994	2	2	0	3.7	3.7	0.0				0	0
5. 1995	4	4	0	5.9	5.9	0.0				0	0
6. 1996	0	0	0	0.0	0.0	0.0				0	0
7. 1997	0	0	0	0.0	0.0	0.0				0	0
8. 1998	0	0	0	0.0	0.0	0.0				0	0
9. 1999	0	0	0	0.0	0.0	0.0				0	0
10. 2000	0	0	0	0.0	0.0	0.0				0	0
11. 2001	0	0	0	0.0	0.0	0.0				0	0
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	0	0

SCHEDULE P - PART 1H - SECTION 2 - OTHER LIABILITY - CLAIMS-MADE
($000 omitted)

| Years in Which Premiums Were Earned and Losses Were Incurred | Premiums Earned | | | Loss and Loss Expense Payments | | | | | | 10 | 11 | 12 |
| | 1 Direct and Assumed | 2 Ceded | 3 Net (Cols. 1 - 2) | Loss Payments | | Defense and Cost Containment Payments | | Adjusting and Other Payments | | Salvage and Subrogation Received | Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9) | Number of Claims Reported- Direct and Assumed |
				4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded			
1. Prior	XXX	XXX	XXX								0	XXX
2. 1992			0								0	
3. 1993			0								0	
4. 1994			0								0	
5. 1995			0								0	
6. 1996			0								0	
7. 1997			0								0	
8. 1998			0								0	
9. 1999			0								0	
10. 2000			0								0	
11. 2001			0								0	
12. Totals	XXX	XXX	XXX	0	0	0	0	0	0	0	0	XXX

| | Losses Unpaid | | | | Defense and Cost Containment Unpaid | | | | Adjusting and Other Unpaid | | 23 | 24 | 25 |
| | Case Basis | | Bulk + IBNR | | Case Basis | | Bulk + IBNR | | 21 | 22 | Salvage and Subrogation Anticipated | Total Net Losses and Expenses Unpaid | Number of Claims Outstanding- Direct and Assumed |
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded			
1. Prior												0	
2. 1992												0	
3. 1993												0	
4. 1994												0	
5. 1995												0	
6. 1996					**NONE**							0	
7. 1997												0	
8. 1998												0	
9. 1999												0	
10. 2000												0	
11. 2001												0	
12. Totals	0	0	0	0	0	0	0	0	0	0	0	0	0

| | Total Losses and Loss Expenses Incurred | | | Loss and Loss Expense Percentage (Incurred/Premiums Earned) | | | Nontabular Discount | | 34 | Net Balance Sheet Reserves after Discount | |
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1992	0	0	0	0.0	0.0	0.0				0	0
3. 1993	0	0	0	0.0	0.0	0.0				0	0
4. 1994	0	0	0	0.0	0.0	0.0				0	0
5. 1995	0	0	0	0.0	0.0	0.0				0	0
6. 1996	0	0	0	0.0	0.0	0.0				0	0
7. 1997	0	0	0	0.0	0.0	0.0				0	0
8. 1998	0	0	0	0.0	0.0	0.0				0	0
9. 1999	0	0	0	0.0	0.0	0.0				0	0
10. 2000	0	0	0	0.0	0.0	0.0				0	0
11. 2001	0	0	0	0.0	0.0	0.0				0	0
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	0	0

SCHEDULE P - PART 1I - SPECIAL PROPERTY (FIRE, ALLIED LINES, INLAND MARINE, EARTHQUAKE, BURGLARY AND THEFT)

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments						10	11	12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	Number of Claims Reported- Direct and Assumed
				4	5	6	7	8	9			
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	Direct and Assumed	Ceded	Direct and Assumed	Ceded	Direct and Assumed	Ceded			
1. Prior......	XXX	XXX	XXX	(22)	(22)						0	XXX
2. 2000......	14,228	14,228	0	258	258	15	15	49			49	XXX
3. 2001......	15,922	15,922	0	102	102	5	5	1			1	XXX
4. Totals.....	XXX	XXX	XXX	338	338	20	20	50	0	0	50	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22	Salvage and Subrogation Anticipated	Total Net Losses and Expenses Unpaid	Number of Claims Outstanding- Direct and Assumed
	13	14	15	16	17	18	19	20					
	Direct and Assumed	Ceded	Direct and Assumed	Ceded	Direct and Assumed	Ceded	Direct and Assumed	Ceded	Direct and Assumed	Ceded			
1. Prior.....	311	311							8	8		0	4
2. 2000...												0	
3. 2001...												0	
4. Totals...	311	311	0	0	0	0	0	0	8	8	0	0	4

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26	27	28	29	30	31	32	33	Inter-Company Pooling Participation Percentage	35	36
	Direct and Assumed	Ceded	Net	Direct and Assumed	Ceded	Net	Loss	Loss Expense		Losses Unpaid	Loss Expenses Unpaid
1. Prior..	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 2000	322	273	49	2.3	1.9	0.0				0	0
3. 2001	108	107	1	0.7	0.7	0.0				0	0
4. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	0	0

SCHEDULE P - PART 1J - AUTO PHYSICAL DAMAGE

($000 omitted)

Years In Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12 Number of Claims Reported- Direct and Assumed
	1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
				4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded			
1. Prior	XXX	XXX	XXX	(144)	(144)	35	35	(2)			(2)	XXX
2. 2000	9,611	9,611	0	9,094	9,094	279	279	92			92	7,738
3. 2001	5,467	5,467	0	4,173	4,173	98	98	52			52	3,480
4. Totals	XXX	XXX	XXX	13,123	13,123	412	412	142	0	0	142	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding- Direct and Assumed
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22	Salvage and Subrogation Anticipated		
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded			
1. Prior	8	8										0	5
2. 2000	4	4	1	1								0	2
3. 2001	322	322	129	129	42	42	21	21	14	14		0	187
4. Totals	334	334	130	130	42	42	21	21	14	14	0	0	194

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense		35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 2000	9,470	9,378	92	98.5	97.6	0.0				0	0
3. 2001	4,851	4,799	52	88.7	87.8	0.0				0	0
4. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	0	0

Sch. P-Pt. 1K
NONE

Sch. P-Pt. 1L
NONE

Sch. P-Pt. 1M
NONE

Sch. P-Pt. 1N
NONE

Sch. P-Pt. 1O
NONE

Sch. P-Pt. 1P
NONE

SCHEDULE P - PART 1R - SECTION 1 - PRODUCTS LIABILITY - OCCURRENCE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments							10	11	12
	1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	Number of Claims Reported- Direct and Assumed
				4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded			
1. Prior	XXX	XXX	XXX								0	XXX
2. 1992	40	40	0	7	7	1	1				0	4
3. 1993	3	3	0								0	
4. 1994	3	3	0								0	
5. 1995	3	3	0								0	
6. 1996			0								0	
7. 1997			0								0	
8. 1998			0								0	
9. 1999			0								0	
10. 2000			0								0	
11. 2001			0								0	
12. Totals	XXX	XXX	XXX	7	7	1	1	0	0	0	0	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR				Salvage and Subrogation Anticipated	Total Net Losses and Expenses Unpaid	Number of Claims Outstanding- Direct and Assumed
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	21 Direct and Assumed	22 Ceded			
1. Prior												0	
2. 1992												0	
3. 1993												0	
4. 1994												0	
5. 1995												0	
6. 1996												0	
7. 1997												0	
8. 1998												0	
9. 1999												0	
10. 2000												0	
11. 2001												0	
12. Totals	0	0	0	0	0	0	0	0	0	0	0	0	0

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter- Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1992	8	8	0	20.0	20.0	0.0				0	0
3. 1993	0	0	0	0.0	0.0	0.0				0	0
4. 1994	0	0	0	0.0	0.0	0.0				0	0
5. 1995	0	0	0	0.0	0.0	0.0				0	0
6. 1996	0	0	0	0.0	0.0	0.0				0	0
7. 1997	0	0	0	0.0	0.0	0.0				0	0
8. 1998	0	0	0	0.0	0.0	0.0				0	0
9. 1999	0	0	0	0.0	0.0	0.0				0	0
10. 2000	0	0	0	0.0	0.0	0.0				0	0
11. 2001	0	0	0	0.0	0.0	0.0				0	0
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	0	0

Sch. P-Pt. 1R-Sn. 2
NONE

Sch. P-Pt. 1S
NONE

SCHEDULE P - PART 2A - HOMEOWNERS/FARMOWNERS

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										Development	
	1	2	3	4	5	6	7	8	9	10	11	12
	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001	One Year	Two Year
1. Prior	21	14	7	7	7	10	10	10	10	10	0	0
2. 1992	319	309	302	302	302	302	302	302	302	302	0	0
3. 1993	XXX	113	126	126	126	126	126	126	126	126	0	0
4. 1994	XXX	XXX	190	190	190	190	190	190	190	190	0	0
5. 1995	XXX	XXX	XXX								0	0
6. 1996	XXX	XXX	XXX	XXX							0	0
7. 1997	XXX	XXX	XXX	XXX	XXX						0	0
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
12. Totals											0	0

SCHEDULE P - PART 2B - PRIVATE PASSENGER AUTO LIABILITY/MEDICAL

Years in Which Losses Were Incurred	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior											0	0
2. 1992											0	0
3. 1993	XXX										0	0
4. 1994	XXX	XXX									0	0
5. 1995	XXX	XXX	XXX		NONE						0	0
6. 1996	XXX	XXX	XXX	XXX							0	0
7. 1997	XXX	XXX	XXX	XXX	XXX						0	0
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
12. Totals											0	0

SCHEDULE P - PART 2C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

Years in Which Losses Were Incurred	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior											0	0
2. 1992											0	0
3. 1993	XXX										0	0
4. 1994	XXX	XXX									0	0
5. 1995	XXX	XXX	XXX		NONE						0	0
6. 1996	XXX	XXX	XXX	XXX							0	0
7. 1997	XXX	XXX	XXX	XXX	XXX						0	0
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
12. Totals											0	0

SCHEDULE P - PART 2D - WORKERS' COMPENSATION

Years in Which Losses Were Incurred	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior											0	0
2. 1992											0	0
3. 1993	XXX										0	0
4. 1994	XXX	XXX									0	0
5. 1995	XXX	XXX	XXX		NONE						0	0
6. 1996	XXX	XXX	XXX	XXX							0	0
7. 1997	XXX	XXX	XXX	XXX	XXX						0	0
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
12. Totals											0	0

SCHEDULE P - PART 2E - COMMERCIAL MULTIPLE PERIL

Years in Which Losses Were Incurred	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	136	115	115	115	115	114	114	114	114	114	0	0
2. 1992	99	51	51	51	51	51	51	51	51	51	0	0
3. 1993	XXX	7	7	7	7	8	8	8	8	8	0	0
4. 1994	XXX	XXX									0	0
5. 1995	XXX	XXX	XXX								0	0
6. 1996	XXX	XXX	XXX	XXX							0	0
7. 1997	XXX	XXX	XXX	XXX	XXX						0	0
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
12. Totals											0	0

SCHEDULE P - PART 2F - SECTION 1 - MEDICAL MALPRACTICE - OCCURRENCE

Years In Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										Development	
	1	2	3	4	5	6	7	8	9	10	11	12
	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001	One Year	Two Year
1. Prior											0	0
2. 1992					NONE						0	0
3. 1993	XXX										0	0
4. 1994	XXX	XXX									0	0
5. 1995	XXX	XXX	XXX								0	0
6. 1996	XXX	XXX	XXX	XXX							0	0
7. 1997	XXX	XXX	XXX	XXX	XXX						0	0
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
12. Totals											0	0

SCHEDULE P - PART 2F - SECTION 2 - MEDICAL MALPRACTICE - CLAIMS-MADE

Years In Which Losses Were Incurred	1 1992	2 1993	3 1994	4 1995	5 1996	6 1997	7 1998	8 1999	9 2000	10 2001	11 One Year	12 Two Year
1. Prior											0	0
2. 1992											0	0
3. 1993	XXX										0	0
4. 1994	XXX	XXX									0	0
5. 1995	XXX	XXX	XXX		NONE						0	0
6. 1996	XXX	XXX	XXX	XXX							0	0
7. 1997	XXX	XXX	XXX	XXX	XXX						0	0
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
12. Totals											0	0

SCHEDULE P - PART 2G - SPECIAL LIABILITY (OCEAN MARINE, AIRCRAFT (ALL PERILS), BOILER & MACHINERY)

Years In Which Losses Were Incurred	1 1992	2 1993	3 1994	4 1995	5 1996	6 1997	7 1998	8 1999	9 2000	10 2001	11 One Year	12 Two Year
1. Prior											0	0
2. 1992											0	0
3. 1993	XXX										0	0
4. 1994	XXX	XXX									0	0
5. 1995	XXX	XXX	XXX		NONE						0	0
6. 1996	XXX	XXX	XXX	XXX							0	0
7. 1997	XXX	XXX	XXX	XXX	XXX						0	0
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
12. Totals											0	0

SCHEDULE P - PART 2H - SECTION 1 - OTHER LIABILITY - OCCURRENCE

Years In Which Losses Were Incurred	1 1992	2 1993	3 1994	4 1995	5 1996	6 1997	7 1998	8 1999	9 2000	10 2001	11 One Year	12 Two Year
1. Prior	(104)	(104)	(104)	(104)	(104)	(104)	4	4	4	4	0	0
2. 1992											0	0
3. 1993	XXX										0	0
4. 1994	XXX	XXX									0	0
5. 1995	XXX	XXX	XXX								0	0
6. 1996	XXX	XXX	XXX	XXX							0	0
7. 1997	XXX	XXX	XXX	XXX	XXX						0	0
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
12. Totals											0	0

SCHEDULE P - PART 2H - SECTION 2 - OTHER LIABILITY - CLAIMS-MADE

Years In Which Losses Were Incurred	1 1992	2 1993	3 1994	4 1995	5 1996	6 1997	7 1998	8 1999	9 2000	10 2001	11 One Year	12 Two Year
1. Prior											0	0
2. 1992											0	0
3. 1993	XXX										0	0
4. 1994	XXX	XXX									0	0
5. 1995	XXX	XXX	XXX								0	0
6. 1996	XXX	XXX	XXX	XXX	NONE						0	0
7. 1997	XXX	XXX	XXX	XXX	XXX						0	0
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
12. Totals											0	0

Sch. P-Pt. 2I
NONE

Sch. P-Pt. 2J
NONE

Sch. P-Pt. 2K
NONE

Sch. P-Pt. 2L
NONE

Sch. P-Pt. 2M
NONE

Sch. P-Pt. 2N
NONE

Sch. P-Pt. 2O
NONE

Sch. P-Pt. 2P
NONE

Sch. P-Pt. 2R-Sn. 1
NONE

Sch. P-Pt. 2R-Sn. 2
NONE

Sch. P-Pt. 2S
NONE

SCHEDULE P - PART 3A - HOMEOWNERS/FARMOWNERS

Years In Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										11 Number of Claims Closed With Loss Payment	12 Number of Claims Closed Without Loss Payment
	1 1992	2 1993	3 1994	4 1995	5 1996	6 1997	7 1998	8 1999	9 2000	10 2001		
1. Prior	000		7	7	7	10	10	10	10	10	972	320
2. 1992	234	296	302	302	302	302	302	302	302	302	209	72
3. 1993	XXX	81	126	126	126	126	126	126	126	126	120	19
4. 1994	XXX	XXX	190	190	190	190	190	190	190	190	348	133
5. 1995	XXX	XXX	XXX								348	105
6. 1996	XXX	XXX	XXX	XXX							37	20
7. 1997	XXX	XXX	XXX	XXX	XXX						4	7
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX					103	25
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX				35	14
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			

SCHEDULE P - PART 3B - PRIVATE PASSENGER AUTO LIABILITY/MEDICAL

Years In Which Losses Were Incurred	1 1992	2 1993	3 1994	4 1995	5 1996	6 1997	7 1998	8 1999	9 2000	10 2001	11	12
1. Prior	000										11,163	15,840
2. 1992											22,164	10,277
3. 1993	XXX										23,249	10,407
4. 1994	XXX	XXX									26,434	11,371
5. 1995	XXX	XXX	XXX								7,023	1,089
6. 1996	XXX	XXX	XXX	XXX							16,781	7,359
7. 1997	XXX	XXX	XXX	XXX	XXX						16,214	5,410
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX					13,802	4,574
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX				8,525	3,043
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			3,527	1,335
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		1,239	432

SCHEDULE P - PART 3C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

Years In Which Losses Were Incurred	1 1992	2 1993	3 1994	4 1995	5 1996	6 1997	7 1998	8 1999	9 2000	10 2001	11	12
1. Prior	000										139	53
2. 1992											365	154
3. 1993	XXX										549	249
4. 1994	XXX	XXX									687	274
5. 1995	XXX	XXX	XXX								335	97
6. 1996	XXX	XXX	XXX	XXX							442	195
7. 1997	XXX	XXX	XXX	XXX	XXX						455	163
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX					460	108
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX				503	123
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			302	67
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		163	31

SCHEDULE P - PART 3D - WORKERS' COMPENSATION

Years In Which Losses Were Incurred	1 1992	2 1993	3 1994	4 1995	5 1996	6 1997	7 1998	8 1999	9 2000	10 2001	11	12
1. Prior	000										5	1
2. 1992											2	
3. 1993	XXX										4	
4. 1994	XXX	XXX										
5. 1995	XXX	XXX	XXX									
6. 1996	XXX	XXX	XXX	XXX								
7. 1997	XXX	XXX	XXX	XXX	XXX							
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX						
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX					
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			

SCHEDULE P - PART 3E - COMMERCIAL MULTIPLE PERIL

Years In Which Losses Were Incurred	1 1992	2 1993	3 1994	4 1995	5 1996	6 1997	7 1998	8 1999	9 2000	10 2001	11	12
1. Prior	000	115	115	115	115	114	114	114	114	114	369	171
2. 1992	36	51	51	51	51	51	51	51	51	51	41	25
3. 1993	XXX	7	7	7	7	8	8	8	8		14	3
4. 1994	XXX	XXX										
5. 1995	XXX	XXX	XXX									
6. 1996	XXX	XXX	XXX	XXX								
7. 1997	XXX	XXX	XXX	XXX	XXX							
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX						
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX					
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			

SCHEDULE P - PART 3F - SECTION 1 - MEDICAL MALPRACTICE - OCCURRENCE

Years in Which Losses Were Incurred	1 1992	2 1993	3 1994	4 1995	5 1996	6 1997	7 1998	8 1999	9 2000	10 2001	11 Number of Claims Closed With Loss Payment	12 Number of Claims Closed Without Loss Payment
					Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)							
1. Prior	000											
2. 1992												
3. 1993	XXX											
4. 1994	XXX	XXX										
5. 1995	XXX	XXX	XXX									
6. 1996	XXX	XXX	XXX	XXX								
7. 1997	XXX	XXX	XXX	XXX	XXX							
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX						
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX					
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			

NONE

SCHEDULE P - PART 3F - SECTION 2 - MEDICAL MALPRACTICE - CLAIMS-MADE

1. Prior	000											
2. 1992												
3. 1993	XXX											
4. 1994	XXX	XXX										
5. 1995	XXX	XXX	XXX									
6. 1996	XXX	XXX	XXX	XXX								
7. 1997	XXX	XXX	XXX	XXX	XXX							
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX						
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX					
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			

NONE

SCHEDULE P - PART 3G - SPECIAL LIABILITY (OCEAN MARINE, AIRCRAFT (ALL PERILS), BOILER AND MACHINERY)

1. Prior	000										XXX	XXX
2. 1992											XXX	XXX
3. 1993	XXX										XXX	XXX
4. 1994	XXX	XXX									XXX	XXX
5. 1995	XXX	XXX	XXX								XXX	XXX
6. 1996	XXX	XXX	XXX	XXX							XXX	XXX
7. 1997	XXX	XXX	XXX	XXX	XXX						XXX	XXX
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX					XXX	XXX
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX				XXX	XXX
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

NONE

SCHEDULE P - PART 3H - SECTION 1 - OTHER LIABILITY - OCCURRENCE

1. Prior	000		3	3	3	4	4	4	4	4	66	14
2. 1992											4	2
3. 1993	XXX										3	3
4. 1994	XXX	XXX									1	4
5. 1995	XXX	XXX	XXX								2	3
6. 1996	XXX	XXX	XXX	XXX								
7. 1997	XXX	XXX	XXX	XXX	XXX							
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX						
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX					
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			

SCHEDULE P - PART 3H - SECTION 2 - OTHER LIABILITY - CLAIMS-MADE

1. Prior	000											
2. 1992												
3. 1993	XXX											
4. 1994	XXX	XXX										
5. 1995	XXX	XXX	XXX									
6. 1996	XXX	XXX	XXX	XXX								
7. 1997	XXX	XXX	XXX	XXX	XXX							
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX						
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX					
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			

NONE

SCHEDULE P - PART 3I - SPECIAL PROPERTY (FIRE, ALLIED LINES, INLAND MARINE, EARTHQUAKE, BURGLARY AND THEFT)

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Containment Expenses Reported at Year End ($000 omitted)										11 Number of Claims Closed With Loss Payment	12 Number of Claims Closed Without Loss Payment
	1 1992	2 1993	3 1994	4 1995	5 1996	6 1997	7 1998	8 1999	9 2000	10 2001		
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	000	0	0	XXX	XXX
2. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
3. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

(NONE)

SCHEDULE P - PART 3J - AUTO PHYSICAL DAMAGE

	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001	11	12
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	000	0	0	54,963	12,880
2. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			6,275	1,461
3. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		2,810	483

SCHEDULE P - PART 3K - FIDELITY/SURETY

	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001	11	12
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	000			XXX	XXX
2. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
3. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

(NONE)

SCHEDULE P - PART 3L - OTHER (INCLUDING CREDIT, ACCIDENT AND HEALTH)

	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001	11	12
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	000			XXX	XXX
2. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
3. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

(NONE)

SCHEDULE P - PART 3M - INTERNATIONAL

	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001	11	12
1. Prior	000										XXX	XXX
2. 1992											XXX	XXX
3. 1993	XXX										XXX	XXX
4. 1994	XXX	XXX									XXX	XXX
5. 1995	XXX	XXX	XXX								XXX	XXX
6. 1996	XXX	XXX	XXX	XXX							XXX	XXX
7. 1997	XXX	XXX	XXX	XXX							XXX	XXX
8. 1998	XXX	XXX	XXX	XXX							XXX	XXX
9. 1999	XXX	XXX	XXX	XXX							XXX	XXX
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

(NONE)

SCHEDULE P - PART 3N - REINSURANCE
NONPROPORTIONAL ASSUMED PROPERTY

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										11 Number of Claims Closed With Loss Payment	12 Number of Claims Closed Without Loss Payment
	1	2	3	4	5	6	7	8	9	10		
	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001		
1. Prior	000										XXX	XXX
2. 1992											XXX	XXX
3. 1993	XXX										XXX	XXX
4. 1994	XXX	XXX									XXX	XXX
5. 1995	XXX	XXX	XXX								XXX	XXX
6. 1996	XXX	XXX	XXX	XXX							XXX	XXX
7. 1997	XXX	XXX	XXX	XXX	XXX						XXX	XXX
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX					XXX	XXX
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX				XXX	XXX
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

NONE

SCHEDULE P - PART 3O - REINSURANCE
NONPROPORTIONAL ASSUMED LIABILITY

Years in Which Losses Were Incurred	1 1992	2 1993	3 1994	4 1995	5 1996	6 1997	7 1998	8 1999	9 2000	10 2001	11	12
1. Prior	000										XXX	XXX
2. 1992											XXX	XXX
3. 1993	XXX										XXX	XXX
4. 1994	XXX	XXX									XXX	XXX
5. 1995	XXX	XXX	XXX								XXX	XXX
6. 1996	XXX	XXX	XXX	XXX							XXX	XXX
7. 1997	XXX	XXX	XXX	XXX	XXX						XXX	XXX
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX					XXX	XXX
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX				XXX	XXX
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX

NONE

SCHEDULE P - PART 3P - REINSURANCE
NONPROPORTIONAL ASSUMED FINANCIAL LINES

Years in Which Losses Were Incurred	1 1992	2 1993	3 1994	4 1995	5 1996	6 1997	7 1998	8 1999	9 2000	10 2001	11	12
1. Prior	000										XXX	XXX
2. 1992											XXX	XXX
3. 1993	XXX										XXX	XXX
4. 1994	XXX	XXX									XXX	XXX
5. 1995	XXX	XXX	XXX								XXX	XXX
6. 1996	XXX	XXX	XXX	XXX							XXX	XXX
7. 1997	XXX	XXX	XXX	XXX	XXX						XXX	XXX
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX					XXX	XXX
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX				XXX	XXX
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

NONE

SCHEDULE P - PART 3R-SECTION 1 - PRODUCTS LIABILITY - OCCURRENCE

Years In Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										11 Number of Claims Closed With Loss Payment	12 Number of Claims Closed Without Loss Payment
	1 1992	2 1993	3 1994	4 1995	5 1996	6 1997	7 1998	8 1999	9 2000	10 2001		
1. Prior	000										4	
2. 1992											2	2
3. 1993	XXX											
4. 1994	XXX	XXX										
5. 1995	XXX	XXX	XXX									
6. 1996	XXX	XXX	XXX	XXX								
7. 1997	XXX	XXX	XXX	XXX	XXX							
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX						
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX					
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			

SCHEDULE P - PART 3R-SECTION 2 - PRODUCTS LIABILITY- CLAIMS-MADE

1. Prior	000											
2. 1992												
3. 1993	XXX											
4. 1994	XXX	XXX										
5. 1995	XXX	XXX	XXX		NONE							
6. 1996	XXX	XXX	XXX	XXX								
7. 1997	XXX	XXX	XXX	XXX	XXX							
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX						
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX					
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			

SCHEDULE P - PART 3S - FINANCIAL GUARANTY/MORTGAGE GUARANTY

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	000			XXX	XXX
2. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
3. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX

NONE

SCHEDULE P - PART 4A - HOMEOWNERS/FARMOWNERS

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)									
	1	2	3	4	5	6	7	8	9	10
	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001
1. Prior	2	4								
2. 1992	34	6								
3. 1993	XXX	6								
4. 1994	XXX	XXX								
5. 1995	XXX	XXX	XXX							
6. 1996	XXX	XXX	XXX	XXX						
7. 1997	XXX	XXX	XXX	XXX	XXX					
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX				
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 4B - PRIVATE PASSENGER AUTO LIABILITY/MEDICAL

NONE

	1	2	3	4	5	6	7	8	9	10
1. Prior										
2. 1992										
3. 1993	XXX									
4. 1994	XXX	XXX								
5. 1995	XXX	XXX	XXX							
6. 1996	XXX	XXX	XXX	XXX						
7. 1997	XXX	XXX	XXX	XXX	XXX					
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX				
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 4C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

NONE

	1	2	3	4	5	6	7	8	9	10
1. Prior										
2. 1992										
3. 1993	XXX									
4. 1994	XXX	XXX								
5. 1995	XXX	XXX	XXX							
6. 1996	XXX	XXX	XXX	XXX						
7. 1997	XXX	XXX	XXX	XXX	XXX					
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX				
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 4D - WORKERS' COMPENSATION

NONE

	1	2	3	4	5	6	7	8	9	10
1. Prior										
2. 1992										
3. 1993	XXX									
4. 1994	XXX	XXX								
5. 1995	XXX	XXX	XXX							
6. 1996	XXX	XXX	XXX	XXX						
7. 1997	XXX	XXX	XXX	XXX	XXX					
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX				
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 4E - COMMERCIAL MULTIPLE PERIL

	1	2	3	4	5	6	7	8	9	10
1. Prior	21									
2. 1992	18									
3. 1993	XXX									
4. 1994	XXX	XXX								
5. 1995	XXX	XXX	XXX							
6. 1996	XXX	XXX	XXX	XXX						
7. 1997	XXX	XXX	XXX	XXX	XXX					
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX				
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

Sch. P-Pt. 4F-Sn. 1
NONE

Sch. P-Pt. 4F-Sn. 2
NONE

Sch. P-Pt. 4G
NONE

Sch. P-Pt. 4H-Sn. 1
NONE

Sch. P-Pt. 4H-Sn. 2
NONE

Sch. P-Pt. 4I
NONE

Sch. P-Pt. 4J
NONE

Sch. P-Pt. 4K
NONE

Sch. P-Pt. 4L
NONE

Sch. P-Pt. 4M
NONE

Sch. P-Pt. 4N
NONE

Sch. P-Pt. 4O
NONE

Sch. P-Pt. 4P
NONE

Sch. P-Pt. 4R-Sn. 1
NONE

Sch. P-Pt. 4R-Sn. 2
NONE

Sch. P-Pt. 4S
NONE

SCHEDULE P - PART 5A - HOMEOWNERS/FARMOWNERS

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 1992	2 1993	3 1994	4 1995	5 1996	6 1997	7 1998	8 1999	9 2000	10 2001
1. Prior	34	1	1		1					
2. 1992	186	209	209	209	209	209	209	209	209	209
3. 1993	XXX	104	120	120	120	120	120	120	120	120
4. 1994	XXX	XXX	305	342	348	348	348	348	348	348
5. 1995	XXX	XXX	XXX	308	348	348	348	348	348	348
6. 1996	XXX	XXX	XXX	XXX	37	37	37	37	37	37
7. 1997	XXX	XXX	XXX	XXX	XXX		4	4	4	4
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX	97	103	103	103
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX	34	35	35
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 1992	2 1993	3 1994	4 1995	5 1996	6 1997	7 1998	8 1999	9 2000	10 2001
1. Prior	2	2	1							
2. 1992	19		1	1	1					
3. 1993	XXX	12								
4. 1994	XXX	XXX	38	5				1	1	1
5. 1995	XXX	XXX	XXX	57	13					
6. 1996	XXX	XXX	XXX	XXX	2					
7. 1997	XXX	XXX	XXX	XXX	XXX	3				
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX	9			
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1		
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 3

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 1992	2 1993	3 1994	4 1995	5 1996	6 1997	7 1998	8 1999	9 2000	10 2001
1. Prior	29	2	2		1					
2. 1992	260	281	282	282	282	281	281	281	281	281
3. 1993	XXX	132	139	139	139	139	139	139	139	139
4. 1994	XXX	XXX	450	478	479	481	481	482	482	482
5. 1995	XXX	XXX	XXX	431	456	450	452	453	453	453
6. 1996	XXX	XXX	XXX	XXX	58	57	57	57	57	57
7. 1997	XXX	XXX	XXX	XXX	XXX	10	11	11	11	11
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX	129	128	128	128
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX	49	49	49
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 5B - PRIVATE PASSENGER AUTO LIABILITY/MEDICAL

SECTION 1

Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End

Years in Which Premiums Were Earned and Losses Were Incurred	1 1992	2 1993	3 1994	4 1995	5 1996	6 1997	7 1998	8 1999	9 2000	10 2001
1. Prior	928	67	23	9,926				1		
2. 1992	12,161	19,437	20,128	22,061	22,130	22,142	22,153	22,161	22,162	22,164
3. 1993	XXX	15,542	22,858	22,861	23,159	23,209	23,242	23,245	23,248	23,249
4. 1994	XXX	XXX	15,774	25,104	26,052	26,287	26,371	26,418	26,427	26,434
5. 1995	XXX	XXX	XXX	773	5,808	6,545	6,874	6,971	7,019	7,023
6. 1996	XXX	XXX	XXX	XXX	10,379	15,477	16,314	16,647	16,742	16,781
7. 1997	XXX	XXX	XXX	XXX	XXX	9,957	14,866	15,807	16,123	16,214
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX	8,991	12,981	13,565	13,802
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX	6,052	8,163	8,525
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,629	3,527
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,239

SECTION 2

Number of Claims Outstanding Direct and Assumed at Year End

Years in Which Premiums Were Earned and Losses Were Incurred	1 1992	2 1993	3 1994	4 1995	5 1996	6 1997	7 1998	8 1999	9 2000	10 2001
1. Prior	127	34	1	5,045	2	2	1			
2. 1992	7,562	1,329		2,077	94	35	22	4	2	
3. 1993	XXX	8,050	5	10	180	50	17	5	2	1
4. 1994	XXX	XXX	54	20,966	505	191	78	29	12	4
5. 1995	XXX	XXX	XXX	2,750	1,147	474	203	72	15	8
6. 1996	XXX	XXX	XXX	XXX	5,528	1,207	461	161	62	17
7. 1997	XXX	XXX	XXX	XXX	XXX	4,582	1,160	397	149	39
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX	3,989	776	274	115
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,067	451	148
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	894	176
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	418

SECTION 3

Cumulative Number of Claims Reported Direct and Assumed at Year End

Years in Which Premiums Were Earned and Losses Were Incurred	1 1992	2 1993	3 1994	4 1995	5 1996	6 1997	7 1998	8 1999	9 2000	10 2001
1. Prior								26,994		
2. 1992								32,442	32,441	32,441
3. 1993	XXX							33,656	33,657	33,657
4. 1994	XXX	XXX						37,818	37,810	37,809
5. 1995	XXX	XXX	XXX					8,129	8,122	8,120
6. 1996	XXX	XXX	XXX	XXX				24,164	24,163	24,157
7. 1997	XXX	XXX	XXX	XXX	XXX			21,575	21,673	21,663
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX		18,267	18,397	18,491
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX	10,861	11,627	11,716
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4,757	5,038
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,089

SCHEDULE P - PART 5C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001
1. Prior	25	5	1	2						
2. 1992	215	341	355	362	363	365	365	365	365	365
3. 1993	XXX	367	518	541	542	548	549	549	549	549
4. 1994	XXX	XXX	328	630	671	680	684	686	687	687
5. 1995	XXX	XXX	XXX	192	318	330	334	335	335	335
6. 1996	XXX	XXX	XXX	XXX	272	390	420	429	431	442
7. 1997	XXX	XXX	XXX	XXX	XXX	310	411	437	451	455
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX	264	416	446	460
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX	350	483	503
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	216	302
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	163

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001
1. Prior	11	6	5	2						
2. 1992	141	30	15	10	4					
3. 1993	XXX	165	47	28	8	1				
4. 1994	XXX	XXX	134	336	18	7	3			
5. 1995	XXX	XXX	XXX	280	15	4	3			
6. 1996	XXX	XXX	XXX	XXX	143	44	25	14	12	
7. 1997	XXX	XXX	XXX	XXX	XXX	88	37	14	6	2
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX	139	43	16	6
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX	117	19	5
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	61	13
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	50

SECTION 3

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001
1. Prior	24	6		(1)						
2. 1992	446	515	518	522	521	519	519	519	519	519
3. 1993	XXX	668	770	785	797	798	798	798	798	798
4. 1994	XXX	XXX	585	1,191	958	959	959	960	961	961
5. 1995	XXX	XXX	XXX	540	428	431	434	432	432	432
6. 1996	XXX	XXX	XXX	XXX	581	628	639	638	638	637
7. 1997	XXX	XXX	XXX	XXX	XXX	543	607	613	620	620
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX	498	562	569	574
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX	569	623	631
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	343	382
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	244

SCHEDULE P - PART 5D - WORKERS' COMPENSATION

SECTION 1

Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End

Years in Which Premiums Were Earned and Losses Were Incurred	1 1992	2 1993	3 1994	4 1995	5 1996	6 1997	7 1998	8 1999	9 2000	10 2001
1. Prior	2		4	4	1				1	1
2. 1992	2	2	2	2	2	2	2	2	2	2
3. 1993	XXX	4	4	4	4	4	4	4	4	4
4. 1994	XXX	XXX								
5. 1995	XXX	XXX	XXX							
6. 1996	XXX	XXX	XXX	XXX						
7. 1997	XXX	XXX	XXX	XXX	XXX					
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX				
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 2

Number of Claims Outstanding Direct and Assumed at Year End

Years in Which Premiums Were Earned and Losses Were Incurred	1 1992	2 1993	3 1994	4 1995	5 1996	6 1997	7 1998	8 1999	9 2000	10 2001
1. Prior	9	15	11	7	6	6	5	4	3	3
2. 1992	2									
3. 1993	XXX									
4. 1994	XXX	XXX								
5. 1995	XXX	XXX	XXX							
6. 1996	XXX	XXX	XXX	XXX						
7. 1997	XXX	XXX	XXX	XXX	XXX					
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX				
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 3

Cumulative Number of Claims Reported Direct and Assumed at Year End

Years in Which Premiums Were Earned and Losses Were Incurred	1 1992	2 1993	3 1994	4 1995	5 1996	6 1997	7 1998	8 1999	9 2000	10 2001
1. Prior		6						4		
2. 1992	2	2	2	2	2	2	2	2	2	2
3. 1993	XXX	4	4	4	4	4	4	4	4	4
4. 1994	XXX	XXX								
5. 1995	XXX	XXX	XXX							
6. 1996	XXX	XXX	XXX	XXX						
7. 1997	XXX	XXX	XXX	XXX	XXX					
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX				
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 5E - COMMERCIAL MULTIPLE PERIL

SECTION 1

Years In Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001
1. Prior	16	3	3	1	1	1		1		
2. 1992	31	39	40	41	41	41	41	41	41	41
3. 1993	XXX	12	14	14	14	14	14	14	14	14
4. 1994	XXX	XXX								
5. 1995	XXX	XXX	XXX							
6. 1996	XXX	XXX	XXX	XXX						
7. 1997	XXX	XXX	XXX	XXX	XXX					
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX				
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 2

Years In Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001
1. Prior	12	9	4	2		1				
2. 1992	10	3	3							
3. 1993	XXX	1								
4. 1994	XXX	XXX								
5. 1995	XXX	XXX	XXX							
6. 1996	XXX	XXX	XXX	XXX						
7. 1997	XXX	XXX	XXX	XXX	XXX					
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX				
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 3

Years In Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001
1. Prior	15	4	3		1	3		1		
2. 1992	58	65	66	66	66	66	66	66	66	66
3. 1993	XXX	16	17	17	17	17	17	17	17	17
4. 1994	XXX	XXX								
5. 1995	XXX	XXX	XXX							
6. 1996	XXX	XXX	XXX	XXX						
7. 1997	XXX	XXX	XXX	XXX	XXX					
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX				
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

Sch. P-Pt. 5F-Sn. 1A
NONE

Sch. P-Pt. 5F-Sn. 2A
NONE

Sch. P-Pt. 5F-Sn. 3A
NONE

Sch. P-Pt. 5F-Sn. 1B
NONE

Sch. P-Pt. 5F-Sn. 2B
NONE

Sch. P-Pt. 5F-Sn. 3B
NONE

SCHEDULE P - PART 5H - OTHER LIABILITY - OCCURRENCE

SECTION 1A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001
1. Prior	3	1								
2. 1992	1	3	4	4	4	4	4	4	4	4
3. 1993	XXX	2	3	3	3	3	3	3	3	3
4. 1994	XXX	XXX	1	1	1	1	1	1	1	1
5. 1995	XXX	XXX	XXX	2	2	2	2	2	2	2
6. 1996	XXX	XXX	XXX	XXX						
7. 1997	XXX	XXX	XXX	XXX	XXX					
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX				
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 2A

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001
1. Prior	4	2								
2. 1992		1								
3. 1993	XXX	1								
4. 1994	XXX	XXX	2						1	1	1
5. 1995	XXX	XXX	XXX	2						
6. 1996	XXX	XXX	XXX	XXX						
7. 1997	XXX	XXX	XXX	XXX	XXX					
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX				
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 3A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001
1. Prior	5				1					
2. 1992	1	4	6	6	6	6	6	6	6	6
3. 1993	XXX	5	6	6	6	6	6	6	6	6
4. 1994	XXX	XXX	5	5	5	5	5	6	6	6
5. 1995	XXX	XXX	XXX	4	5	5	5	5	5	5
6. 1996	XXX	XXX	XXX	XXX						
7. 1997	XXX	XXX	XXX	XXX	XXX					
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX				
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 5H - OTHER LIABILITY - CLAIMS-MADE

SECTION 1B

Years in Which Premiums Were Earned and Losses Were Incurred	1 1992	2 1993	3 1994	4 1995	5 1996	6 1997	7 1998	8 1999	9 2000	10 2001
				Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End						
1. Prior										
2. 1992										
3. 1993	XXX									
4. 1994	XXX	XXX		**NONE**						
5. 1995	XXX	XXX	XXX							
6. 1996	XXX	XXX	XXX	XXX						
7. 1997	XXX	XXX	XXX	XXX	XXX					
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX				
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 2B

Years in Which Premiums Were Earned and Losses Were Incurred	1 1992	2 1993	3 1994	4 1995	5 1996	6 1997	7 1998	8 1999	9 2000	10 2001
				Number of Claims Outstanding Direct and Assumed at Year End						
1. Prior										
2. 1992										
3. 1993	XXX									
4. 1994	XXX	XXX		**NONE**						
5. 1995	XXX	XXX	XXX							
6. 1996	XXX	XXX	XXX	XXX						
7. 1997	XXX	XXX	XXX	XXX	XXX					
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX				
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 3B

Years in Which Premiums Were Earned and Losses Were Incurred	1 1992	2 1993	3 1994	4 1995	5 1996	6 1997	7 1998	8 1999	9 2000	10 2001
				Cumulative Number of Claims Reported Direct and Assumed at Year End						
1. Prior										
2. 1992										
3. 1993	XXX									
4. 1994	XXX	XXX								
5. 1995	XXX	XXX	XXX							
6. 1996	XXX	XXX	XXX	**NONE**						
7. 1997	XXX	XXX	XXX	XXX	XXX					
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX				
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 5R - PRODUCTS LIABILITY - OCCURRENCE

SECTION 1A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001
1. Prior					1					
2. 1992	1	2	2	2	2	2	2	2	2	2
3. 1993	XXX									
4. 1994	XXX	XXX								
5. 1995	XXX	XXX	XXX							
6. 1996	XXX	XXX	XXX	XXX						
7. 1997	XXX	XXX	XXX	XXX	XXX					
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX				
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 2A

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001
1. Prior		1	2	1						
2. 1992		1								
3. 1993	XXX									
4. 1994	XXX	XXX								
5. 1995	XXX	XXX	XXX							
6. 1996	XXX	XXX	XXX	XXX						
7. 1997	XXX	XXX	XXX	XXX	XXX					
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX				
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 3A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001
1. Prior		1								
2. 1992	2	4	4	4	4	4	4	4	4	4
3. 1993	XXX									
4. 1994	XXX	XXX								
5. 1995	XXX	XXX	XXX							
6. 1996	XXX	XXX	XXX	XXX						
7. 1997	XXX	XXX	XXX	XXX	XXX					
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX				
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 5R - PRODUCTS LIABILITY - CLAIMS-MADE

SECTION 1B

Years in Which Premiums Were Earned and Losses Were Incurred	1 1992	2 1993	3 1994	4 1995	5 1996	6 1997	7 1998	8 1999	9 2000	10 2001
Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End										
1. Prior										
2. 1992										
3. 1993	XXX			NONE						
4. 1994	XXX	XXX								
5. 1995	XXX	XXX	XXX							
6. 1996	XXX	XXX	XXX	XXX						
7. 1997	XXX	XXX	XXX	XXX	XXX					
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX				
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 2B

Years in Which Premiums Were Earned and Losses Were Incurred	1 1992	2 1993	3 1994	4 1995	5 1996	6 1997	7 1998	8 1999	9 2000	10 2001
Number of Claims Outstanding Direct and Assumed at Year End										
1. Prior										
2. 1992										
3. 1993	XXX			NONE						
4. 1994	XXX	XXX								
5. 1995	XXX	XXX	XXX							
6. 1996	XXX	XXX	XXX	XXX						
7. 1997	XXX	XXX	XXX	XXX	XXX					
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX				
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 3B

Years in Which Premiums Were Earned and Losses Were Incurred	1 1992	2 1993	3 1994	4 1995	5 1996	6 1997	7 1998	8 1999	9 2000	10 2001
Cumulative Number of Claims Reported Direct and Assumed at Year End										
1. Prior										
2. 1992										
3. 1993	XXX									
4. 1994	XXX	XXX								
5. 1995	XXX	XXX	XXX							
6. 1996	XXX	XXX	XXX	NONE						
7. 1997	XXX	XXX	XXX	XXX	XXX	XXX				
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX				
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 6C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted)										11 Current Year Premiums Earned
	1 1992	2 1993	3 1994	4 1995	5 1996	6 1997	7 1998	8 1999	9 2000	10 2001	
1. Prior											
2. 1992										0	
3. 1993	XXX		1,851	1,931	1,939	1,939	1,939	1,939	1,939	1,939	
4. 1994	XXX	XXX	1,879	2,866	2,938	2,938	2,938	2,938	2,938	2,938	
5. 1995	XXX	XXX	XXX	955	1,913	1,932	1,932	1,932	1,932	1,932	
6. 1996	XXX	XXX	XXX	XXX	927	1,910	1,931	1,931	1,931	1,931	
7. 1997	XXX	XXX	XXX	XXX	XXX	1,012	2,104	2,104	2,104	2,104	
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX	1,125	1,129	1,129	1,129	
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,117	2,921	2,921	
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	792	792	0
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	0
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Premiums (Sch. P-Pt 1)	1,308	1,816	1,860	2,022	1,965	2,014	2,238	2,121	1,596	1,268	XXX

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted)										11 Current Year Premiums Earned
	1 1992	2 1993	3 1994	4 1995	5 1996	6 1997	7 1998	8 1999	9 2000	10 2001	
1. Prior											
2. 1992										0	
3. 1993	XXX		1,851	1,931	1,939	1,939	1,939	1,939	1,939	1,939	
4. 1994	XXX	XXX	1,879	2,866	2,938	2,938	2,938	2,938	2,938	2,938	
5. 1995	XXX	XXX	XXX	955	1,913	1,932	1,932	1,932	1,932	1,932	
6. 1996	XXX	XXX	XXX	XXX	927	1,910	1,931	1,931	1,931	1,931	
7. 1997	XXX	XXX	XXX	XXX	XXX	1,012	2,104	2,104	2,104	2,104	
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX	1,125	1,129	1,129	1,129	
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,117	2,921	2,921	
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	792	792	0
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	0
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Premiums (Sch. P-Pt 1)	1,308	1,816	1,860	2,022	1,965	2,014	2,238	2,121	1,596	1,268	XXX

SCHEDULE P - PART 6D - WORKERS' COMPENSATION

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted)										11 Current Year Premiums Earned
	1 1992	2 1993	3 1994	4 1995	5 1996	6 1997	7 1998	8 1999	9 2000	10 2001	
1. Prior											
2. 1992										0	
3. 1993	XXX		63	63	63	63	63	63	63	63	
4. 1994	XXX	XXX								0	
5. 1995	XXX	XXX	XXX							0	
6. 1996	XXX	XXX	XXX	XXX						0	
7. 1997	XXX	XXX	XXX	XXX	XXX					0	
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Premiums (Sch. P-Pt 1)	18	60									XXX

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted)										11 Current Year Premiums Earned
	1 1992	2 1993	3 1994	4 1995	5 1996	6 1997	7 1998	8 1999	9 2000	10 2001	
1. Prior											
2. 1992										0	
3. 1993	XXX		63	63	63	63	63	63	63	63	
4. 1994	XXX	XXX								0	
5. 1995	XXX	XXX	XXX							0	
6. 1996	XXX	XXX	XXX	XXX						0	
7. 1997	XXX	XXX	XXX	XXX	XXX					0	
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Premiums (Sch. P-Pt 1)	18	60									XXX

SCHEDULE P - PART 6E - COMMERCIAL MULTIPLE PERIL

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted)										11 Current Year Premiums Earned
	1 1992	2 1993	3 1994	4 1995	5 1996	6 1997	7 1998	8 1999	9 2000	10 2001	
1. Prior											
2. 1992										0	
3. 1993	XXX		35	35	35	35	35	35	35	35	
4. 1994	XXX	XXX								0	
5. 1995	XXX	XXX	XXX							0	
6. 1996	XXX	XXX	XXX	XXX						0	
7. 1997	XXX	XXX	XXX	XXX	XXX					0	
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
13. Earned Premiums (Sch. P-Pt 1)	419	52									XXX

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted)										11 Current Year Premiums Earned
	1 1992	2 1993	3 1994	4 1995	5 1996	6 1997	7 1998	8 1999	9 2000	10 2001	
1. Prior											
2. 1992										0	
3. 1993	XXX		18	18	18	18	18	18	18	18	
4. 1994	XXX	XXX								0	
5. 1995	XXX	XXX	XXX							0	
6. 1996	XXX	XXX	XXX	XXX						0	
7. 1997	XXX	XXX	XXX	XXX	XXX					0	
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
13. Earned Premiums (Sch. P-Pt 1)	243	40									XXX

SCHEDULE P - PART 6H - OTHER LIABILITY - OCCURRENCE

SECTION 1A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted)										11 Current Year Premiums Earned
	1 1992	2 1993	3 1994	4 1995	5 1996	6 1997	7 1998	8 1999	9 2000	10 2001	
1. Prior											
2. 1992										0	
3. 1993	XXX		28	28	28	28	28	28	28	28	
4. 1994	XXX	XXX	55	67	75	75	75	75	75	75	
5. 1995	XXX	XXX	XXX	56	57	57	57	57	57	57	
6. 1996	XXX	XXX	XXX	XXX	1	1	1	1	1	1	
7. 1997	XXX	XXX	XXX	XXX	XXX					0	
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
13. Earned Premiums (Sch. P-Pt 1)	32	27	54	68	10						XXX

SECTION 2A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted)										11 Current Year Premiums Earned
	1 1992	2 1993	3 1994	4 1995	5 1996	6 1997	7 1998	8 1999	9 2000	10 2001	
1. Prior											
2. 1992										0	
3. 1993	XXX		28	28	28	28	28	28	28	28	
4. 1994	XXX	XXX	55	67	75	75	75	75	75	75	
5. 1995	XXX	XXX	XXX	56	57	57	57	57	57	57	
6. 1996	XXX	XXX	XXX	XXX	1	1	1	1	1	1	
7. 1997	XXX	XXX	XXX	XXX	XXX					0	
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
13. Earned Premiums (Sch. P-Pt 1)	32	27	54	68	10						XXX

Sch. P-Pt. 6H-Sn. 1B
NONE

Sch. P-Pt. 6H-Sn. 2B
NONE

Sch. P-Pt. 6M-Sn. 1
NONE

Sch. P-Pt. 6M-Sn. 2
NONE

Sch. P-Pt. 6N-Sn. 1
NONE

Sch. P-Pt. 6N-Sn. 2
NONE

Sch. P-Pt. 6O-Sn. 1
NONE

Sch. P-Pt. 6O-Sn. 2
NONE

SCHEDULE P - PART 6R - PRODUCTS LIABILITY - OCCURRENCE

SECTION 1A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted)										11 Current Year Premiums Earned
	1 1992	2 1993	3 1994	4 1995	5 1996	6 1997	7 1998	8 1999	9 2000	10 2001	
1. Prior											
2. 1992										0	
3. 1993	XXX		2	2	2	2	2	2	2	2	
4. 1994	XXX	XXX								0	
5. 1995	XXX	XXX	XXX							0	
6. 1996	XXX	XXX	XXX	XXX						0	
7. 1997	XXX	XXX	XXX	XXX	XXX					0	
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
13. Earned Premiums (Sch. P-Pt 1)	40	3	3	3							XXX

SECTION 2A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted)										11 Current Year Premiums Earned
	1 1992	2 1993	3 1994	4 1995	5 1996	6 1997	7 1998	8 1999	9 2000	10 2001	
1. Prior											
2. 1992										0	
3. 1993	XXX		2	2	2	2	2	2	2	2	
4. 1994	XXX	XXX								0	
5. 1995	XXX	XXX	XXX							0	
6. 1996	XXX	XXX	XXX	XXX						0	
7. 1997	XXX	XXX	XXX	XXX	XXX					0	
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
13. Earned Premiums (Sch. P-Pt 1)	40	3	3	3							XXX

SCHEDULE P - PART 6R - PRODUCTS LIABILITY - CLAIMS-MADE

SECTION 1B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted)										11 Current Year Premiums Earned
	1 1992	2 1993	3 1994	4 1995	5 1996	6 1997	7 1998	8 1999	9 2000	10 2001	
1. Prior											
2. 1992										0	
3. 1993	XXX									0	
4. 1994	XXX	XXX		**NONE**						0	
5. 1995	XXX	XXX	XXX							0	
6. 1996	XXX	XXX	XXX	XXX						0	
7. 1997	XXX	XXX	XXX	XXX	XXX					0	
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
13. Earned Premiums (Sch. P-Pt 1)											XXX

SECTION 2B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted)										11 Current Year Premiums Earned
	1 1992	2 1993	3 1994	4 1995	5 1996	6 1997	7 1998	8 1999	9 2000	10 2001	
1. Prior											
2. 1992										0	
3. 1993	XXX									0	
4. 1994	XXX	XXX								0	
5. 1995	XXX	XXX	XXX							0	
6. 1996	XXX	XXX	XXX	**NONE**						0	
7. 1997	XXX	XXX	XXX	XXX	XXX					0	
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
13. Earned Premiums (Sch. P-Pt 1)											XXX

Sch. P-Pt. 7A-Sn. 1
NONE

Sch. P-Pt. 7A-Sn. 2
NONE

Sch. P-Pt. 7A-Sn. 3
NONE

Sch. P-Pt. 7A-Sn. 4
NONE

Sch. P-Pt. 7A-Sn. 5
NONE

Sch. P-Pt. 7B-Sn. 1
NONE

Sch. P-Pt. 7B-Sn. 2
NONE

Sch. P-Pt. 7B-Sn. 3
NONE

Sch. P-Pt. 7B-Sn. 4
NONE

Sch. P-Pt. 7B-Sn. 5
NONE

Sch. P-Pt. 7B-Sn. 6
NONE

Sch. P-Pt. 7B-Sn. 7
NONE

SCHEDULE P INTERROGATORIES

1. What is the extended loss and expense reserve - direct and assumed - for the following classes? An example of an extended loss and expense reserve is the actuarial reserve for the free-tail coverage arising upon death, disability or retirement in most medical malpractice policies. Such a liability is to be reported here even if it was not reported elsewhere in Schedule P, but otherwise reported as a liability item on Page 3. Show the full reserve amount, not just the change during the current year.

Years in Which Premiums Were Earned and Losses Were Incurred	1 Medical Malpractice	2 Other Liability	3 Products Liability
1.01 Prior	0	0	0
1.02 1992	0	0	0
1.03 1993	0	0	0
1.04 1994	0	0	0
1.05 1995	0	0	0
1.06 1996	0	0	0
1.07 1997	0	0	0
1.08 1998	0	0	0
1.09 1999	0	0	0
1.10 2000	0	0	0
1.11 2001	0	0	0
1.12 Totals	0	0	0

2. The definition of allocated loss adjustment expenses (ALAE) and, therefore, unallocated loss adjustment expenses (ULAE) was changed effective January 1, 1998. This change in definition applies to both paid and unpaid expenses. Are these expenses (now reported as "Defense and Cost Containment" and "Adjusting and Other") reported in compliance with these definitions in this statement?   Yes [X]   No [ ]

3. The Adjusting and Other expense payments and reserves should be allocated to the years in which losses were incurred based on the number of claims reported, closed and outstanding in those years. When allocating Adjusting and Other expense between companies in a group or a pool, the Adjusting and Other expense should be allocated in the same percentage used for the loss amounts and the claim counts. For reinsurers, Adjusting and Other expense assumed should be reported according to the reinsurance contract. For Adjusting and Other expense incurred by reinsurers, or in those situations where suitable claim count information is not available, Adjusting and Other expense should be allocated by a reasonable method determined by the company and described in Interrogatory 7, below.
Are they so reported in this statement?   Yes [X]   No [ ]

4. Do any lines in Schedule P include reserves which are reported gross of any discount to present value of future payments, but are reported net of such discounts on Page 11?   Yes [ ]   No [X]

If Yes, proper reporting must be made in the Notes to Financial Statements, as specified in the Instructions. Also, the discounts must be reported in Schedule P - Part 1, Columns 32 and 33.

Schedule P must be completed gross of non-tabular discounting. Work papers relating to discount calculations must be available for examination upon request.

Discounting is allowed only if expressly permitted by the state insurance department to which this Annual Statement is being filed.

5. What were the net premiums in force at the end of the year for: (in thousands of dollars)
5.1 Fidelity $ ....
5.2 Surety $ ....

6. Claim count information is reported (check one).   6.1 per claim   ....
If not the same in all years, explain in Interrogatory 7.   6.2 per claimant   ....X...............

7.1 The information provided in Schedule P will be used by many persons to estimate the adequacy of the current loss and expense reserves, among other things. Are there any especially significant events, coverage, retention or accounting changes which have occurred which must be considered when making such analyses?   Yes [ ]   No [X]

7.2 An extended statement may be attached.
N/A

SCHEDULE P - ANALYSIS OF LOSSES AND LOSS EXPENSES

SCHEDULE P - PART 1 - SUMMARY
($000 Omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments						10	11	12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	Number of Claims Reported- Direct and Assumed
				4	5	6	7	8	9			
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	Direct and Assumed	Ceded	Direct and Assumed	Ceded	Direct and Assumed	Ceded			
1. Prior	XXX	XXX	XXX								0	XXX
2. 1992	23,238	14,846	8,392	21,234	13,083	1,491	624	506		120	9,524	XXX
3. 1993	11,843	8,853	2,990	3,725	1,391	389	153	126		108	2,696	XXX
4. 1994	1,313	1,275	38	794	509	46	6	91		3	416	XXX
5. 1995	24	24	0								0	XXX
6. 1996			0								0	XXX
7. 1997			0								0	XXX
8. 1998			0								0	XXX
9. 1999	162	162	0	236	236	11	11	15			15	XXX
10. 2000	97	97	0	67	67	11	11	4			4	XXX
11. 2001	12	12	0	2	2						0	XXX
12. Totals	XXX	XXX	XXX	26,058	15,288	1,948	805	742	0	231	12,655	XXX

RECEIVED APR 0 9 2002 PROCESSING SECTION 363

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22	Salvage and Subrogation Anticipated	Total Net Losses and Expenses Unpaid	Number of Claims Outstanding- Direct and Assumed
	13	14	15	16	17	18	19	20					
	Direct and Assumed	Ceded	Direct and Assumed	Ceded	Direct and Assumed	Ceded	Direct and Assumed	Ceded	Direct and Assumed	Ceded			
1. Prior												0	XXX
2. 1992												0	XXX
3. 1993												0	XXX
4. 1994												0	XXX
5. 1995												0	XXX
6. 1996												0	XXX
7. 1997												0	XXX
8. 1998												0	XXX
9. 1999												0	XXX
10. 2000	7	7	4	4			1	1				0	XXX
11. 2001												0	XXX
12. Totals	7	7	4	4	0	0	1	1	0	0	0	0	XXX

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26	27	28	29	30	31	32	33	Inter-Company Pooling Participation Percentage	35	36
	Direct and Assumed	Ceded	Net	Direct and Assumed	Ceded	Net	Loss	Loss Expense		Losses Unpaid	Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1992	23,231	13,707	9,524	100.0	92.3	113.5				0	0
3. 1993	4,240	1,544	2,696	35.8	17.4	90.2				0	0
4. 1994	931	515	416	70.9	40.4	1,094.7				0	0
5. 1995	0	0	0	0.0	0.0	0.0				0	0
6. 1996	0	0	0	0.0	0.0	0.0				0	0
7. 1997	0	0	0	0.0	0.0	0.0				0	0
8. 1998	0	0	0	0.0	0.0	0.0				0	0
9. 1999	262	247	15	161.7	152.5	0.0				0	0
10. 2000	94	90	4	96.9	92.8	0.0				0	0
11. 2001	2	2	0	16.7	16.7	0.0				0	0
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	0	0

Note: Parts 2 and 4 are gross of all discounting, including tabular discounting. Part 1 is gross of only nontabular discounting, which is reported in Columns 32 and 33 of Part 1. The tabular discount, if any, is reported in the Notes to Financial Statements which will reconcile Part 1 with Parts 2 and 4.

SCHEDULE P - PART 2 - SUMMARY

Years in Which Losses Were Incurred	INCURRED NET LOSSES AND DEFENSE AND COST CONTAINMENT EXPENSES REPORTED AT YEAR END ($000 OMITTED)										DEVELOPMENT	
	1	2	3	4	5	6	7	8	9	10	11	12
	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001	One Year	Two Year
1. Prior	2,103	1,592	1,568	1,568	1,568	1,568	1,568	1,568	1,568	1,568	0	0
2. 1992	8,790	8,996	9,018	9,018	9,018	9,018	9,018	9,018	9,018	9,018	0	0
3. 1993	XXX	2,638	2,570	2,570	2,570	2,570	2,570	2,570	2,570	2,570	0	0
4. 1994	XXX	XXX	325	325	325	325	325	325	325	325	0	0
5. 1995	XXX	XXX	XXX								0	0
6. 1996	XXX	XXX	XXX	XXX							0	0
7. 1997	XXX	XXX	XXX	XXX	XXX						0	0
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

12. Totals...... 0 | 0

SCHEDULE P - PART 3 - SUMMARY

Years in Which Losses Were Incurred	CUMULATIVE PAID NET LOSSES AND DEFENSE AND COST CONTAINMENT EXPENSES REPORTED AT YEAR END ($000 OMITTED)										11	12
	1	2	3	4	5	6	7	8	9	10	Number of Claims Closed With Loss Payment	Number of Claims Closed Without Loss Payment
	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001		
1. Prior	000	1,300	1,568	1,568	1,568	1,568	1,568	1,568	1,568	1,568	XXX	XXX
2. 1992	4,952	8,682	9,018	9,018	9,018	9,018	9,018	9,018	9,018	9,018	XXX	XXX
3. 1993	XXX	2,289	2,570	2,570	2,570	2,570	2,570	2,570	2,570	2,570	XXX	XXX
4. 1994	XXX	XXX	325	325	325	325	325	325	325	325	XXX	XXX
5. 1995	XXX	XXX	XXX								XXX	XXX
6. 1996	XXX	XXX	XXX	XXX							XXX	XXX
7. 1997	XXX	XXX	XXX	XXX	XXX						XXX	XXX
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX					XXX	XXX
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX				XXX	XXX
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

SCHEDULE P - PART 4 - SUMMARY

Years in Which Losses Were Incurred	BULK AND IBNR RESERVES ON NET LOSSES AND DEFENSE AND COST CONTAINMENT EXPENSES REPORTED AT YEAR END ($000 OMITTED)									
	1	2	3	4	5	6	7	8	9	10
	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001
1. Prior	367	40								
2. 1992	806	66								
3. 1993	XXX	113								
4. 1994	XXX	XXX								
5. 1995	XXX	XXX	XXX							
6. 1996	XXX	XXX	XXX	XXX						
7. 1997	XXX	XXX	XXX	XXX	XXX					
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX				
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 1A - HOMEOWNERS/FARMOWNERS
($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments						10	11	12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	Number of Claims Reported- Direct and Assumed
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded			
1. Prior	XXX	XXX	XXX								0	XXX
2. 1992	3,751	1,274	2,477	4,082	1,724	275	86	178		1	2,725	1,139
3. 1993	2,490	1,518	972	1,182	454	152	56	47			871	885
4. 1994	547	526	21	306	212	21	12	35		1	138	223
5. 1995	10	10	0								0	
6. 1996			0								0	
7. 1997			0								0	
8. 1998			0								0	
9. 1999			0								0	
10. 2000			0								0	
11. 2001			0								0	
12. Totals	XXX	XXX	XXX	5,570	2,390	448	154	260	0	2	3,734	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22	Salvage and Subrogation Anticipated	Total Net Losses and Expenses Unpaid	Number of Claims Outstanding- Direct and Assumed
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded			
1. Prior												0	
2. 1992												0	
3. 1993												0	
4. 1994												0	
5. 1995												0	
6. 1996												0	
7. 1997												0	
8. 1998												0	
9. 1999												0	
10. 2000												0	
11. 2001												0	
12. Totals	0	0	0	0	0	0	0	0	0	0	0	0	0

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1992	4,535	1,810	2,725	120.9	142.1	110.0				0	0
3. 1993	1,381	510	871	55.5	33.6	89.6				0	0
4. 1994	362	224	138	66.2	42.6	657.1				0	0
5. 1995	0	0	0	0.0	0.0	0.0				0	0
6. 1996	0	0	0	0.0	0.0	0.0				0	0
7. 1997	0	0	0	0.0	0.0	0.0				0	0
8. 1998	0	0	0	0.0	0.0	0.0				0	0
9. 1999	0	0	0	0.0	0.0	0.0				0	0
10. 2000	0	0	0	0.0	0.0	0.0				0	0
11. 2001	0	0	0	0.0	0.0	0.0				0	0
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	0	0

51

SCHEDULE P - PART 1B - PRIVATE PASSENGER AUTO LIABILITY/MEDICAL

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments						10	11	12
				Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments				Number of
	1	2	3	4	5	6	7	8	9	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	Claims Reported-Direct and Assumed
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	Direct and Assumed	Ceded	Direct and Assumed	Ceded	Direct and Assumed	Ceded			
1. Prior	XXX	XXX	XXX								0	XXX
2. 1992	911	911	0	830	830	65	65			2	0	128
3. 1993	513	513	0	142	142	14	14				0	239
4. 1994	1	1	0								0	49
5. 1995			0								0	
6. 1996			0								0	
7. 1997			0								0	
8. 1998			0								0	
9. 1999	151	151	0	215	215	10	10	14			14	55
10. 2000	91	91	0	66	66	11	11	4			4	34
11. 2001	11	11	0	2	2						0	3
12. Totals	XXX	XXX	XXX	1,255	1,255	100	100	18	0	2	18	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR					Total	Number of
	13	14	15	16	17	18	19	20	21	22	Salvage and Subrogation Anticipated	Net Losses and Expenses Unpaid	Claims Outstanding-Direct and Assumed
	Direct and Assumed	Ceded	Direct and Assumed	Ceded	Direct and Assumed	Ceded	Direct and Assumed	Ceded	Direct and Assumed	Ceded			
1. Prior												0	
2. 1992												0	
3. 1993												0	
4. 1994												0	
5. 1995												0	
6. 1996												0	
7. 1997												0	
8. 1998												0	
9. 1999												0	
10. 2000	7	7	4	4			1	1				0	1
11. 2001												0	
12. Totals	7	7	4	4	0	0	1	1	0	0	0	0	1

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26	27	28	29	30	31	32	33	Inter-Company Pooling Participation Percentage	35	36
	Direct and Assumed	Ceded	Net	Direct and Assumed	Ceded	Net	Loss	Loss Expense		Losses Unpaid	Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1992	895	895	0	98.2	98.2	0.0				0	0
3. 1993	156	156	0	30.4	30.4	0.0				0	0
4. 1994	0	0	0	0.0	0.0	0.0				0	0
5. 1995	0	0	0	0.0	0.0	0.0				0	0
6. 1996	0	0	0	0.0	0.0	0.0				0	0
7. 1997	0	0	0	0.0	0.0	0.0				0	0
8. 1998	0	0	0	0.0	0.0	0.0				0	0
9. 1999	239	225	14	158.3	149.0	0.0				0	0
10. 2000	93	89	4	102.2	97.8	0.0				0	0
11. 2001	2	2	0	18.2	18.2	0.0				0	0
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	0	0

SCHEDULE P - PART 1C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments						10	11	12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	Number of Claims Reported- Direct and Assumed
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded			
1. Prior	XXX	XXX	XXX								0	XXX
2. 1992	5,311	5,311	0	1,053	1,053	130	130			20	0	679
3. 1993	2,419	2,419	0	255	255	25	25			6	0	116
4. 1994	39	39	0	1	1						0	3
5. 1995			0								0	
6. 1996			0								0	
7. 1997			0								0	
8. 1998			0								0	
9. 1999			0								0	
10. 2000			0								0	
11. 2001			0								0	
12. Totals	XXX	XXX	XXX	1,309	1,309	155	155	0	0	26	0	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22	Salvage and Subrogation Anticipated	Total Net Losses and Expenses Unpaid	Number of Claims Outstanding- Direct and Assumed
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded			
1. Prior												0	
2. 1992												0	
3. 1993												0	
4. 1994												0	
5. 1995												0	
6. 1996												0	
7. 1997												0	
8. 1998												0	
9. 1999												0	
10. 2000												0	
11. 2001												0	
12. Totals	0	0	0	0	0	0	0	0	0	0	0	0	0

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter- Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1992	1,183	1,183	0	22.3	22.3	0.0				0	0
3. 1993	280	280	0	11.6	11.6	0.0				0	0
4. 1994	1	1	0	2.6	2.6	0.0				0	0
5. 1995	0	0	0	0.0	0.0	0.0				0	0
6. 1996	0	0	0	0.0	0.0	0.0				0	0
7. 1997	0	0	0	0.0	0.0	0.0				0	0
8. 1998	0	0	0	0.0	0.0	0.0				0	0
9. 1999	0	0	0	0.0	0.0	0.0				0	0
10. 2000	0	0	0	0.0	0.0	0.0				0	0
11. 2001	0	0	0	0.0	0.0	0.0				0	0
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	0	0

SCHEDULE P - PART 1D - WORKERS' COMPENSATION
($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned 1 Direct and Assumed	Premiums Earned 2 Ceded	Premiums Earned 3 Net (Cols. 1 - 2)	Loss Payments 4 Direct and Assumed	Loss Payments 5 Ceded	Defense and Cost Containment Payments 6 Direct and Assumed	Defense and Cost Containment Payments 7 Ceded	Adjusting and Other Payments 8 Direct and Assumed	Adjusting and Other Payments 9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported- Direct and Assumed
1. Prior	XXX	XXX	XXX								0	XXX
2. 1992	1,925	1,925	0	506	506	73	73				0	280
3. 1993	586	586	0	195	195	23	23				0	60
4. 1994	4	4	0								0	
5. 1995			0								0	
6. 1996			0								0	
7. 1997			0								0	
8. 1998			0								0	
9. 1999			0								0	
10. 2000			0								0	
11. 2001			0								0	
12. Totals	XXX	XXX	XXX	701	701	96	96	0	0	0	0	XXX

	Losses Unpaid Case Basis 13 Direct and Assumed	Losses Unpaid Case Basis 14 Ceded	Losses Unpaid Bulk + IBNR 15 Direct and Assumed	Losses Unpaid Bulk + IBNR 16 Ceded	Defense and Cost Containment Unpaid Case Basis 17 Direct and Assumed	Defense and Cost Containment Unpaid Case Basis 18 Ceded	Defense and Cost Containment Unpaid Bulk + IBNR 19 Direct and Assumed	Defense and Cost Containment Unpaid Bulk + IBNR 20 Ceded	Adjusting and Other Unpaid 21 Direct and Assumed	Adjusting and Other Unpaid 22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding- Direct and Assumed
1. Prior												0	
2. 1992												0	
3. 1993												0	
4. 1994												0	
5. 1995												0	
6. 1996												0	
7. 1997												0	
8. 1998												0	
9. 1999												0	
10. 2000												0	
11. 2001												0	
12. Totals	0	0	0	0	0	0	0	0	0	0	0	0	0

	Total Losses and Loss Expenses Incurred 26 Direct and Assumed	Total Losses and Loss Expenses Incurred 27 Ceded	Total Losses and Loss Expenses Incurred 28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned) 29 Direct and Assumed	Loss and Loss Expense Percentage 30 Ceded	Loss and Loss Expense Percentage 31 Net	Nontabular Discount 32 Loss	Nontabular Discount 33 Loss Expense	34 Inter- Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount 35 Losses Unpaid	Net Balance Sheet Reserves after Discount 36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1992	579	579	0	30.1	30.1	0.0				0	0
3. 1993	218	218	0	37.2	37.2	0.0				0	0
4. 1994	0	0	0	0.0	0.0	0.0				0	0
5. 1995	0	0	0	0.0	0.0	0.0				0	0
6. 1996	0	0	0	0.0	0.0	0.0				0	0
7. 1997	0	0	0	0.0	0.0	0.0				0	0
8. 1998	0	0	0	0.0	0.0	0.0				0	0
9. 1999	0	0	0	0.0	0.0	0.0				0	0
10. 2000	0	0	0	0.0	0.0	0.0				0	0
11. 2001	0	0	0	0.0	0.0	0.0				0	0
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	0	0

SCHEDULE P - PART 1E - COMMERCIAL MULTIPLE PERIL
($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12 Number of Claims Reported-Direct and Assumed
	1 Direct and Assumed	2 Ceded	3 Net (Cols. 1-2)	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4-5+6-7+8-9)	
				4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded			
1. Prior	XXX	XXX	XXX								0	XXX
2. 1992	4,859	1,761	3,098	5,614	3,322	328	64	182		3	2,738	594
3. 1993	2,588	1,367	1,221	936	(25)	64	(7)	40		3	1,072	220
4. 1994	56	109	(53)	104	7	5	(18)	13			133	11
5. 1995			0								0	
6. 1996			0								0	
7. 1997			0								0	
8. 1998			0								0	
9. 1999			0								0	
10. 2000			0								0	
11. 2001			0								0	
12. Totals	XXX	XXX	XXX	6,654	3,304	397	39	235	0	6	3,943	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21 Direct and Assumed	22 Ceded			
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded					
1. Prior												0	
2. 1992												0	
3. 1993												0	
4. 1994												0	
5. 1995												0	
6. 1996												0	
7. 1997												0	
8. 1998												0	
9. 1999												0	
10. 2000												0	
11. 2001												0	
12. Totals	0	0	0	0	0	0	0	0	0	0	0	0	0

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense		35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1992	6,124	3,386	2,738	126.0	192.3	88.4				0	0
3. 1993	1,040	(32)	1,072	40.2	(2.3)	87.8				0	0
4. 1994	122	(11)	133	217.9	(10.1)	(250.9)				0	0
5. 1995	0	0	0	0.0	0.0	0.0				0	0
6. 1996	0	0	0	0.0	0.0	0.0				0	0
7. 1997	0	0	0	0.0	0.0	0.0				0	0
8. 1998	0	0	0	0.0	0.0	0.0				0	0
9. 1999	0	0	0	0.0	0.0	0.0				0	0
10. 2000	0	0	0	0.0	0.0	0.0				0	0
11. 2001	0	0	0	0.0	0.0	0.0				0	0
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	0	0

Sch. P-Pt. 1F-Sn. 1
NONE

Sch. P-Pt. 1F-Sn. 2
NONE

SCHEDULE P - PART 1G - SPECIAL LIABILITY
(OCEAN MARINE, AIRCRAFT (ALL PERILS), BOILER AND MACHINERY)
($000 omitted)

| | Premiums Earned | | | Loss and Loss Expense Payments | | | | | | | | 12 |
| | 1 | 2 | 3 | Loss Payments | | Defense and Cost Containment Payments | | Adjusting and Other Payments | | 10 | 11 | Number of |
Years in Which Premiums Were Earned and Losses Were Incurred	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	Claims Reported- Direct and Assumed
1. Prior.......	XXX	XXX	XXX								0	XXX
2. 1992.......	2	2	0								0	XXX
3. 1993.......			0								0	XXX
4. 1994.......			0								0	XXX
5. 1995.......			0								0	XXX
6. 1996.......			0								0	XXX
7. 1997.......			0								0	XXX
8. 1998.......			0								0	XXX
9. 1999.......			0								0	XXX
10. 2000.......			0								0	XXX
11. 2001.......			0								0	XXX
12. Totals.....	XXX	XXX	XXX	0	0	0	0	0	0	0	0	XXX

| | Losses Unpaid | | | | Defense and Cost Containment Unpaid | | | | Adjusting and Other Unpaid | | 23 | 24 | 25 |
| | Case Basis | | Bulk + IBNR | | Case Basis | | Bulk + IBNR | | 21 | 22 | | Total | Number of |
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated	Net Losses and Expenses Unpaid	Claims Outstanding- Direct and Assumed
1. Prior......												0	
2. 1992.....												0	
3. 1993.....												0	
4. 1994.....												0	
5. 1995.....												0	
6. 1996.....												0	
7. 1997.....												0	
8. 1998.....												0	
9. 1999.....												0	
10. 2000.....												0	
11. 2001.....												0	
12. Totals...	0	0	0	0	0	0	0	0	0	0	0	0	0

| | Total Losses and Loss Expenses Incurred | | | Loss and Loss Expense Percentage (Incurred/Premiums Earned) | | | Nontabular Discount | | 34 | Net Balance Sheet Reserves after Discount | |
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior..	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1992.	0	0	0	0.0	0.0	0.0				0	0
3. 1993.	0	0	0	0.0	0.0	0.0				0	0
4. 1994.	0	0	0	0.0	0.0	0.0				0	0
5. 1995.	0	0	0	0.0	0.0	0.0				0	0
6. 1996.	0	0	0	0.0	0.0	0.0				0	0
7. 1997.	0	0	0	0.0	0.0	0.0				0	0
8. 1998.	0	0	0	0.0	0.0	0.0				0	0
9. 1999.	0	0	0	0.0	0.0	0.0				0	0
10. 2000.	0	0	0	0.0	0.0	0.0				0	0
11. 2001.	0	0	0	0.0	0.0	0.0				0	0
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	0	0

58

SCHEDULE P - PART 1H - SECTION 1 - OTHER LIABILITY - OCCURRENCE
($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
				4	5	6	7	8	9	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	Direct and Assumed	Ceded	Direct and Assumed	Ceded	Direct and Assumed	Ceded			
1. Prior	XXX	XXX	XXX								0	XXX
2. 1992	1,014	1,014	0	94	94	33	33				0	47
3. 1993	535	535	0	73	73	25	25				0	26
4. 1994	25	25	0								0	
5. 1995			0								0	
6. 1996			0								0	
7. 1997			0								0	
8. 1998			0								0	
9. 1999			0								0	
10. 2000			0								0	
11. 2001			0								0	
12. Totals	XXX	XXX	XXX	167	167	58	58	0	0	0	0	XXX

Years	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22	Salvage and Subrogation Anticipated	Total Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
	13	14	15	16	17	18	19	20	Direct and Assumed	Ceded			
	Direct and Assumed	Ceded	Direct and Assumed	Ceded	Direct and Assumed	Ceded	Direct and Assumed	Ceded					
1. Prior												0	
2. 1992												0	
3. 1993												0	
4. 1994												0	
5. 1995												0	
6. 1996												0	
7. 1997												0	
8. 1998												0	
9. 1999												0	
10. 2000												0	
11. 2001												0	
12. Totals	0	0	0	0	0	0	0	0	0	0	0	0	0

Years	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26	27	28	29	30	31	32	33	Inter-Company Pooling Participation Percentage	35	36
	Direct and Assumed	Ceded	Net	Direct and Assumed	Ceded	Net	Loss	Loss Expense		Losses Unpaid	Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1992	127	127	0	12.5	12.5	0.0				0	0
3. 1993	98	98	0	18.3	18.3	0.0				0	0
4. 1994	0	0	0	0.0	0.0	0.0				0	0
5. 1995	0	0	0	0.0	0.0	0.0				0	0
6. 1996	0	0	0	0.0	0.0	0.0				0	0
7. 1997	0	0	0	0.0	0.0	0.0				0	0
8. 1998	0	0	0	0.0	0.0	0.0				0	0
9. 1999	0	0	0	0.0	0.0	0.0				0	0
10. 2000	0	0	0	0.0	0.0	0.0				0	0
11. 2001	0	0	0	0.0	0.0	0.0				0	0
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	0	0

Sch. P-Pt. 1H-Sn. 2
NONE

Sch. P-Pt. 1I
NONE

SCHEDULE P - PART 1J - AUTO PHYSICAL DAMAGE
($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12 Number of Claims Reported- Direct and Assumed
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior......	XXX	XXX	XXX								0	XXX
2. 2000......	6	6	0	1	1						0	1
3. 2001......	1	1	0								0	
4. Totals.....	XXX	XXX	XXX	1	1	0	0	0	0	0	0	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24 Total	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Net Losses and Expenses Unpaid	Number of Claims Outstanding- Direct and Assumed
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated		
1. Prior...												0	
2. 2000..												0	
3. 2001..												0	
4. Totals.	0	0	0	0	0	0	0	0	0	0	0	0	0

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense		35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior..	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 2000	1	1	0	16.7	16.7	0.0				0	0
3. 2001	0	0	0	0.0	0.0	0.0				0	0
4. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	0	0

Sch. P-Pt. 1K
NONE

Sch. P-Pt. 1L
NONE

Sch. P-Pt. 1M
NONE

Sch. P-Pt. 1N
NONE

Sch. P-Pt. 1O
NONE

Sch. P-Pt. 1P
NONE

SCHEDULE P - PART 1R - SECTION 1 - PRODUCTS LIABILITY - OCCURRENCE
($000 omitted)

| Years in Which Premiums Were Earned and Losses Were Incurred | Premiums Earned | | | Loss and Loss Expense Payments | | | | | | 10 | 11 | 12 |
| | 1 Direct and Assumed | 2 Ceded | 3 Net (Cols. 1 - 2) | Loss Payments | | Defense and Cost Containment Payments | | Adjusting and Other Payments | | Salvage and Subrogation Received | Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9) | Number of Claims Reported- Direct and Assumed |
				4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded			
1. Prior	XXX	XXX	XXX								0	XXX
2. 1992	712	712	0	6	6	14	14			2	0	9
3. 1993	410	410	0	8	8	1	1				0	2
4. 1994	13	13	0								0	
5. 1995			0								0	
6. 1996			0								0	
7. 1997			0								0	
8. 1998			0								0	
9. 1999			0								0	
10. 2000			0								0	
11. 2001			0								0	
12. Totals	XXX	XXX	XXX	14	14	15	15	0	0	2	0	XXX

| | Losses Unpaid | | | | Defense and Cost Containment Unpaid | | | | Adjusting and Other Unpaid | | 23 | 24 | 25 |
| | Case Basis | | Bulk + IBNR | | Case Basis | | Bulk + IBNR | | 21 | 22 | Salvage and Subrogation Anticipated | Total Net Losses and Expenses Unpaid | Number of Claims Outstanding- Direct and Assumed |
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded			
1. Prior												0	
2. 1992												0	
3. 1993												0	
4. 1994												0	
5. 1995												0	
6. 1996												0	
7. 1997												0	
8. 1998												0	
9. 1999												0	
10. 2000												0	
11. 2001												0	
12. Totals	0	0	0	0	0	0	0	0	0	0	0	0	0

| | Total Losses and Loss Expenses Incurred | | | Loss and Loss Expense Percentage (Incurred/Premiums Earned) | | | Nontabular Discount | | 34 | Net Balance Sheet Reserves after Discount | |
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1992	20	20	0	2.8	2.8	0.0				0	0
3. 1993	9	9	0	2.2	2.2	0.0				0	0
4. 1994	0	0	0	0.0	0.0	0.0				0	0
5. 1995	0	0	0	0.0	0.0	0.0				0	0
6. 1996	0	0	0	0.0	0.0	0.0				0	0
7. 1997	0	0	0	0.0	0.0	0.0				0	0
8. 1998	0	0	0	0.0	0.0	0.0				0	0
9. 1999	0	0	0	0.0	0.0	0.0				0	0
10. 2000	0	0	0	0.0	0.0	0.0				0	0
11. 2001	0	0	0	0.0	0.0	0.0				0	0
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	0	0

Sch. P-Pt. 1R-Sn. 2
NONE

Sch. P-Pt. 1S
NONE

SCHEDULE P - PART 2A - HOMEOWNERS/FARMOWNERS

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										Development	
	1	2	3	4	5	6	7	8	9	10	11	12
											One Year	Two Year
	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001		
1. Prior	294	275	282	282	282	282	281	281	281	281	0	0
2. 1992	2,356	2,558	2,547	2,547	2,547	2,547	2,547	2,547	2,547	2,547	0	0
3. 1993	XXX	866	824	824	824	824	824	824	824	824	0	0
4. 1994	XXX	XXX	103	103	103	103	103	103	103	103	0	0
5. 1995	XXX	XXX	XXX								0	0
6. 1996	XXX	XXX	XXX	XXX							0	0
7. 1997	XXX	XXX	XXX	XXX	XXX						0	0
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
12. Totals											0	0

SCHEDULE P - PART 2B - PRIVATE PASSENGER AUTO LIABILITY/MEDICAL

Years	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior							1	1	1	1	0	0
2. 1992											0	0
3. 1993	XXX										0	0
4. 1994	XXX	XXX									0	0
5. 1995	XXX	XXX	XXX								0	0
6. 1996	XXX	XXX	XXX	XXX							0	0
7. 1997	XXX	XXX	XXX	XXX	XXX						0	0
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
12. Totals											0	0

SCHEDULE P - PART 2C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

Years	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior							2	2	2	2	0	0
2. 1992											0	0
3. 1993	XXX										0	0
4. 1994	XXX	XXX									0	0
5. 1995	XXX	XXX	XXX								0	0
6. 1996	XXX	XXX	XXX	XXX							0	0
7. 1997	XXX	XXX	XXX	XXX	XXX						0	0
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
12. Totals											0	0

SCHEDULE P - PART 2D - WORKERS' COMPENSATION

Years	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior											0	0
2. 1992											0	0
3. 1993	XXX										0	0
4. 1994	XXX	XXX									0	0
5. 1995	XXX	XXX	XXX								0	0
6. 1996	XXX	XXX	XXX	XXX	NONE						0	0
7. 1997	XXX	XXX	XXX	XXX	XXX						0	0
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
12. Totals											0	0

SCHEDULE P - PART 2E - COMMERCIAL MULTIPLE PERIL

Years	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	1,776	1,298	1,262	1,262	1,262	1,262	1,262	1,262	1,262	1,262	0	0
2. 1992	2,743	2,518	2,556	2,556	2,556	2,556	2,556	2,556	2,556	2,556	0	0
3. 1993	XXX	1,043	1,032	1,032	1,032	1,032	1,032	1,032	1,032	1,032	0	0
4. 1994	XXX	XXX	120	120	120	120	120	120	120	120	0	0
5. 1995	XXX	XXX	XXX								0	0
6. 1996	XXX	XXX	XXX	XXX							0	0
7. 1997	XXX	XXX	XXX	XXX	XXX						0	0
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
12. Totals											0	0

72

SCHEDULE P - PART 2F - SECTION 1 - MEDICAL MALPRACTICE - OCCURRENCE

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										Development	
	1	2	3	4	5	6	7	8	9	10	11 One Year	12 Two Year
	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001		
1. Prior											0	0
2. 1992											0	0
3. 1993	XXX										0	0
4. 1994	XXX	XXX									0	0
5. 1995	XXX	XXX	XXX								0	0
6. 1996	XXX	XXX	XXX	XXX							0	0
7. 1997	XXX	XXX	XXX	XXX	XXX						0	0
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
12. Totals											0	0

NONE

SCHEDULE P - PART 2F - SECTION 2 - MEDICAL MALPRACTICE - CLAIMS-MADE

Years in Which Losses Were Incurred	1 1992	2 1993	3 1994	4 1995	5 1996	6 1997	7 1998	8 1999	9 2000	10 2001	11 One Year	12 Two Year
1. Prior											0	0
2. 1992											0	0
3. 1993	XXX										0	0
4. 1994	XXX	XXX									0	0
5. 1995	XXX	XXX	XXX								0	0
6. 1996	XXX	XXX	XXX	XXX							0	0
7. 1997	XXX	XXX	XXX	XXX	XXX						0	0
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
12. Totals											0	0

NONE

SCHEDULE P - PART 2G - SPECIAL LIABILITY (OCEAN MARINE, AIRCRAFT (ALL PERILS), BOILER & MACHINERY)

Years in Which Losses Were Incurred	1 1992	2 1993	3 1994	4 1995	5 1996	6 1997	7 1998	8 1999	9 2000	10 2001	11 One Year	12 Two Year
1. Prior											0	0
2. 1992											0	0
3. 1993	XXX										0	0
4. 1994	XXX	XXX									0	0
5. 1995	XXX	XXX	XXX								0	0
6. 1996	XXX	XXX	XXX	XXX							0	0
7. 1997	XXX	XXX	XXX	XXX	XXX						0	0
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
12. Totals											0	0

NONE

SCHEDULE P - PART 2H - SECTION 1 - OTHER LIABILITY - OCCURRENCE

Years in Which Losses Were Incurred	1 1992	2 1993	3 1994	4 1995	5 1996	6 1997	7 1998	8 1999	9 2000	10 2001	11 One Year	12 Two Year
1. Prior								1,379	1,379	1,379	0	0
2. 1992											0	0
3. 1993	XXX										0	0
4. 1994	XXX	XXX									0	0
5. 1995	XXX	XXX	XXX								0	0
6. 1996	XXX	XXX	XXX	XXX							0	0
7. 1997	XXX	XXX	XXX	XXX	XXX						0	0
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
12. Totals											0	0

SCHEDULE P - PART 2H - SECTION 2 - OTHER LIABILITY - CLAIMS-MADE

Years in Which Losses Were Incurred	1 1992	2 1993	3 1994	4 1995	5 1996	6 1997	7 1998	8 1999	9 2000	10 2001	11 One Year	12 Two Year
1. Prior											0	0
2. 1992											0	0
3. 1993	XXX										0	0
4. 1994	XXX	XXX									0	0
5. 1995	XXX	XXX	XXX								0	0
6. 1996	XXX	XXX	XXX	XXX							0	0
7. 1997	XXX	XXX	XXX	XXX	XXX						0	0
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
12. Totals											0	0

NONE

SCHEDULE P - PART 2I - SPECIAL PROPERTY (FIRE, ALLIED LINES, INLAND MARINE, EARTHQUAKE, BURGLARY AND THEFT)

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										Development	
	1	2	3	4	5	6	7	8	9	10	11 One Year	12 Two Year
	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001		
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	(2,788)	(2,788)	(2,788)	0	0
2. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
3. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
4. Totals											0	0

SCHEDULE P - PART 2J - AUTO PHYSICAL DAMAGE

	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001	One Year	Two Year
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,409	1,409	1,409	0	0
2. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
3. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
4. Totals											0	0

SCHEDULE P - PART 2K - FIDELITY/SURETY

	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001	One Year	Two Year
1. Prior	XXX	XXX	XXX	XXX	**NONE**			0	0		0	0
2. 2000	XXX	XXX	XXX	XXX				XXX			0	XXX
3. 2001	XXX	XXX	XXX	XXX				XXX	XXX		XXX	XXX
4. Totals											0	0

SCHEDULE P - PART 2L - OTHER (INCLUDING CREDIT, ACCIDENT AND HEALTH)

	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001	One Year	Two Year
1. Prior	XXX	XXX	XXX	XXX	**NONE**						0	0
2. 2000	XXX	XXX	XXX	XXX				XXX			0	XXX
3. 2001	XXX	XXX	XXX	XXX				XXX	XXX		XXX	XXX
4. Totals											0	0

SCHEDULE P - PART 2M - INTERNATIONAL

	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001	One Year	Two Year
1. Prior											0	0
2. 1992											0	0
3. 1993	XXX										0	0
4. 1994	XXX	XXX									0	0
5. 1995	XXX	XXX	XXX								0	0
6. 1996	XXX	XXX	XXX	XXX							0	0
7. 1997	XXX	XXX	XXX	XXX		**NONE**					0	0
8. 1998	XXX	XXX	XXX	XXX							0	0
9. 1999	XXX	XXX	XXX	XXX							0	0
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
12. Totals											0	0

Sch. P-Pt. 2N
NONE

Sch. P-Pt. 2O
NONE

Sch. P-Pt. 2P
NONE

Sch. P-Pt. 2R-Sn. 1
NONE

Sch. P-Pt. 2R-Sn. 2
NONE

Sch. P-Pt. 2S
NONE

SCHEDULE P - PART 3A - HOMEOWNERS/FARMOWNERS

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										11 Number of Claims Closed With Loss Payment	12 Number of Claims Closed Without Loss Payment
	1	2	3	4	5	6	7	8	9	10		
	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001		
1. Prior	000	251	282	282	282	282	281	281	281	281	7,314	
2. 1992	1,503	2,546	2,547	2,547	2,547	2,547	2,547	2,547	2,547	2,547	1,139	
3. 1993	XXX	790	824	824	824	824	824	824	824	824	885	
4. 1994	XXX	XXX	103	103	103	103	103	103	103	103	223	
5. 1995	XXX	XXX	XXX									
6. 1996	XXX	XXX	XXX	XXX								
7. 1997	XXX	XXX	XXX	XXX	XXX							
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX						
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX					
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			

SCHEDULE P - PART 3B - PRIVATE PASSENGER AUTO LIABILITY/MEDICAL

Years	1 1992	2 1993	3 1994	4 1995	5 1996	6 1997	7 1998	8 1999	9 2000	10 2001	11	12
1. Prior	000						1	1	1	1	133	
2. 1992											128	
3. 1993	XXX										239	
4. 1994	XXX	XXX									49	
5. 1995	XXX	XXX	XXX									
6. 1996	XXX	XXX	XXX	XXX								
7. 1997	XXX	XXX	XXX	XXX	XXX							
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX						
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX				43	12
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			21	12
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		2	1

SCHEDULE P - PART 3C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

Years	1 1992	2 1993	3 1994	4 1995	5 1996	6 1997	7 1998	8 1999	9 2000	10 2001	11	12
1. Prior	000						2	2	2	2	2,884	
2. 1992											679	
3. 1993	XXX										116	
4. 1994	XXX	XXX									3	
5. 1995	XXX	XXX	XXX									
6. 1996	XXX	XXX	XXX	XXX								
7. 1997	XXX	XXX	XXX	XXX	XXX							
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX						
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX					
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			

SCHEDULE P - PART 3D - WORKERS' COMPENSATION

Years	1 1992	2 1993	3 1994	4 1995	5 1996	6 1997	7 1998	8 1999	9 2000	10 2001	11	12
1. Prior	000										1,139	
2. 1992											280	
3. 1993	XXX										60	
4. 1994	XXX	XXX										
5. 1995	XXX	XXX	XXX									
6. 1996	XXX	XXX	XXX	XXX								
7. 1997	XXX	XXX	XXX	XXX	XXX							
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX						
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX					
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			

SCHEDULE P - PART 3E - COMMERCIAL MULTIPLE PERIL

Years	1 1992	2 1993	3 1994	4 1995	5 1996	6 1997	7 1998	8 1999	9 2000	10 2001	11	12
1. Prior	000	1,031	1,262	1,262	1,262	1,262	1,262	1,262	1,262	1,262	2,469	
2. 1992	1,016	2,233	2,556	2,556	2,556	2,556	2,556	2,556	2,556	2,556	594	
3. 1993	XXX	859	1,032	1,032	1,032	1,032	1,032	1,032	1,032	1,032	220	
4. 1994	XXX	XXX	120	120	120	120	120	120	120	120	11	
5. 1995	XXX	XXX	XXX									
6. 1996	XXX	XXX	XXX	XXX								
7. 1997	XXX	XXX	XXX	XXX	XXX							
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX						
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX					
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			

SCHEDULE P - PART 3F - SECTION 1 - MEDICAL MALPRACTICE - OCCURRENCE

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										11 Number of Claims Closed With Loss Payment	12 Number of Claims Closed Without Loss Payment
	1 1992	2 1993	3 1994	4 1995	5 1996	6 1997	7 1998	8 1999	9 2000	10 2001		
1. Prior	000											
2. 1992					NONE							
3. 1993	XXX											
4. 1994	XXX	XXX										
5. 1995	XXX	XXX	XXX									
6. 1996	XXX	XXX	XXX	XXX								
7. 1997	XXX	XXX	XXX	XXX	XXX							
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX						
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX					
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			

SCHEDULE P - PART 3F - SECTION 2 - MEDICAL MALPRACTICE - CLAIMS-MADE

	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	000											
2. 1992												
3. 1993	XXX											
4. 1994	XXX	XXX			NONE							
5. 1995	XXX	XXX	XXX									
6. 1996	XXX	XXX	XXX	XXX								
7. 1997	XXX	XXX	XXX	XXX	XXX							
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX						
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX					
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			

SCHEDULE P - PART 3G - SPECIAL LIABILITY (OCEAN MARINE, AIRCRAFT (ALL PERILS), BOILER AND MACHINERY)

	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	000										XXX	XXX
2. 1992											XXX	XXX
3. 1993	XXX										XXX	XXX
4. 1994	XXX	XXX			NONE						XXX	XXX
5. 1995	XXX	XXX	XXX								XXX	XXX
6. 1996	XXX	XXX	XXX	XXX							XXX	XXX
7. 1997	XXX	XXX	XXX	XXX	XXX						XXX	XXX
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX					XXX	XXX
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX				XXX	XXX
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

SCHEDULE P - PART 3H - SECTION 1 - OTHER LIABILITY - OCCURRENCE

	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	000								1,379	1,379	295	
2. 1992											47	
3. 1993	XXX										26	
4. 1994	XXX	XXX										
5. 1995	XXX	XXX	XXX									
6. 1996	XXX	XXX	XXX	XXX								
7. 1997	XXX	XXX	XXX	XXX	XXX							
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX						
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX					
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			

SCHEDULE P - PART 3H - SECTION 2 - OTHER LIABILITY - CLAIMS-MADE

	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	000											
2. 1992												
3. 1993	XXX											
4. 1994	XXX	XXX										
5. 1995	XXX	XXX	XXX									
6. 1996	XXX	XXX	XXX	XXX	NONE							
7. 1997	XXX	XXX	XXX	XXX	XXX							
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX						
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX					
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			

SCHEDULE P - PART 3I - SPECIAL PROPERTY (FIRE, ALLIED LINES, INLAND MARINE, EARTHQUAKE, BURGLARY AND THEFT)

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Containment Expenses Reported at Year End ($000 omitted)										11 Number of Claims Closed With Loss Payment	12 Number of Claims Closed Without Loss Payment
	1 1992	2 1993	3 1994	4 1995	5 1996	6 1997	7 1998	8 1999	9 2000	10 2001		
1. Prior	....XXX....	....XXX....	....XXX....	....XXX....	....XXX....	....XXX....	....XXX....	....000....	....(2,788)	....(2,788)	....XXX....	....XXX....
2. 2000	....XXX....	....XXX....	....XXX....	....XXX....	....XXX....	....XXX....	....XXX....	....XXX....			....XXX....	....XXX....
3. 2001	....XXX....	....XXX....	....XXX....	....XXX....	....XXX....	....XXX....	....XXX....	....XXX....	....XXX....		....XXX....	....XXX....

SCHEDULE P - PART 3J - AUTO PHYSICAL DAMAGE

	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	....XXX....	....XXX....	....XXX....	....XXX....	....XXX....	....XXX....	....XXX....	....000....	1,409	1,409	10	1
2. 2000	....XXX....	....XXX....	....XXX....	....XXX....	....XXX....	....XXX....	....XXX....	....XXX....			1	
3. 2001	....XXX....	....XXX....	....XXX....	....XXX....	....XXX....	....XXX....	....XXX....	....XXX....	....XXX....			

SCHEDULE P - PART 3K - FIDELITY/SURETY

NONE

	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	....XXX....	....XXX....	....XXX....	....XXX....	....XXX....	....XXX....	....XXX....	....000....	0....	0....	....XXX....	....XXX....
2. 2000	....XXX....	....XXX....	....XXX....	....XXX....	....XXX....	....XXX....	....XXX....	....XXX....			....XXX....	....XXX....
3. 2001	....XXX....	....XXX....	....XXX....	....XXX....	....XXX....	....XXX....	....XXX....	....XXX....	....XXX....		....XXX....	....XXX....

SCHEDULE P - PART 3L - OTHER (INCLUDING CREDIT, ACCIDENT AND HEALTH)

NONE

	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	....XXX....	....XXX....	....XXX....	....XXX....	....XXX....	....XXX....	....XXX....	....000....			....XXX....	....XXX....
2. 2000	....XXX....	....XXX....	....XXX....	....XXX....	....XXX....	....XXX....	....XXX....	....XXX....			....XXX....	....XXX....
3. 2001	....XXX....	....XXX....	....XXX....	....XXX....	....XXX....	....XXX....	....XXX....	....XXX....	....XXX....		....XXX....	....XXX....

SCHEDULE P - PART 3M - INTERNATIONAL

NONE

	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	....000....										....XXX....	....XXX....
2. 1992											....XXX....	....XXX....
3. 1993	....XXX....										....XXX....	....XXX....
4. 1994	....XXX....	....XXX....									....XXX....	....XXX....
5. 1995	....XXX....	....XXX....	....XXX....								....XXX....	....XXX....
6. 1996	....XXX....	....XXX....	....XXX....	....XXX....							....XXX....	....XXX....
7. 1997	....XXX....	....XXX....	....XXX....	....XXX....							....XXX....	....XXX....
8. 1998	....XXX....	....XXX....	....XXX....	....XXX....							....XXX....	....XXX....
9. 1999	....XXX....	....XXX....	....XXX....	....XXX....							....XXX....	....XXX....
10. 2000	....XXX....	....XXX....	....XXX....	....XXX....	....XXX....	....XXX....	....XXX....	....XXX....			....XXX....	....XXX....
11. 2001	....XXX....	....XXX....	....XXX....	....XXX....	....XXX....	....XXX....	....XXX....	....XXX....	....XXX....		....XXX....	....XXX....

SCHEDULE P - PART 3N - REINSURANCE
NONPROPORTIONAL ASSUMED PROPERTY

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										11 Number of Claims Closed With Loss Payment	12 Number of Claims Closed Without Loss Payment
	1 1992	2 1993	3 1994	4 1995	5 1996	6 1997	7 1998	8 1999	9 2000	10 2001		
1. Prior	000										XXX	XXX
2. 1992											XXX	XXX
3. 1993	XXX										XXX	XXX
4. 1994	XXX	XXX									XXX	XXX
5. 1995	XXX	XXX	XXX								XXX	XXX
6. 1996	XXX	XXX	XXX	XXX							XXX	XXX
7. 1997	XXX	XXX	XXX	XXX	XXX						XXX	XXX
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX					XXX	XXX
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX				XXX	XXX
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

NONE

SCHEDULE P - PART 3O - REINSURANCE
NONPROPORTIONAL ASSUMED LIABILITY

	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	000										XXX	XXX
2. 1992											XXX	XXX
3. 1993	XXX										XXX	XXX
4. 1994	XXX	XXX									XXX	XXX
5. 1995	XXX	XXX	XXX								XXX	XXX
6. 1996	XXX	XXX	XXX	XXX							XXX	XXX
7. 1997	XXX	XXX	XXX	XXX	XXX						XXX	XXX
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX					XXX	XXX
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX				XXX	XXX
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

NONE

SCHEDULE P - PART 3P - REINSURANCE
NONPROPORTIONAL ASSUMED FINANCIAL LINES

	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	000										XXX	XXX
2. 1992											XXX	XXX
3. 1993	XXX										XXX	XXX
4. 1994	XXX	XXX									XXX	XXX
5. 1995	XXX	XXX	XXX								XXX	XXX
6. 1996	XXX	XXX	XXX	XXX							XXX	XXX
7. 1997	XXX	XXX	XXX	XXX							XXX	XXX
8. 1998	XXX	XXX	XXX	XXX							XXX	XXX
9. 1999	XXX	XXX	XXX	XXX							XXX	XXX
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

NONE

SCHEDULE P - PART 3R-SECTION 1 - PRODUCTS LIABILITY - OCCURRENCE

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										11 Number of Claims Closed With Loss Payment	12 Number of Claims Closed Without Loss Payment
	1 1992	2 1993	3 1994	4 1995	5 1996	6 1997	7 1998	8 1999	9 2000	10 2001		
1. Prior.....	....000....										63	
2. 1992....											9	
3. 1993....	....XXX....										2	
4. 1994....	....XXX....	....XXX....										
5. 1995....	....XXX....	....XXX....	....XXX....									
6. 1996....	....XXX....	....XXX....	....XXX....	....XXX....								
7. 1997....	....XXX....	....XXX....	....XXX....	....XXX....	....XXX....							
8. 1998....	....XXX....	....XXX....	....XXX....	....XXX....	....XXX....	....XXX....						
9. 1999....	....XXX....	....XXX....	....XXX....	....XXX....	....XXX....	....XXX....	....XXX....					
10. 2000....	....XXX....	....XXX....	....XXX....	....XXX....	....XXX....	....XXX....	....XXX....	....XXX....				
11. 2001....	....XXX....	....XXX....	....XXX....	....XXX....	....XXX....	....XXX....	....XXX....	....XXX....	....XXX....			

SCHEDULE P - PART 3R-SECTION 2 - PRODUCTS LIABILITY- CLAIMS-MADE

1. Prior.....	....000....												
2. 1992....													
3. 1993....	....XXX....												
4. 1994....	....XXX....	....XXX....											
5. 1995....	....XXX....	....XXX....	....XXX....		**NONE**								
6. 1996....	....XXX....	....XXX....	....XXX....	....XXX....									
7. 1997....	....XXX....	....XXX....	....XXX....	....XXX....	....XXX....								
8. 1998....	....XXX....	....XXX....	....XXX....	....XXX....	....XXX....	....XXX....							
9. 1999....	....XXX....	....XXX....	....XXX....	....XXX....	....XXX....	....XXX....	....XXX....						
10. 2000....	....XXX....	....XXX....	....XXX....	....XXX....	....XXX....	....XXX....	....XXX....	....XXX....					
11. 2001....	....XXX....	....XXX....	....XXX....	....XXX....	....XXX....	....XXX....	....XXX....	....XXX....	....XXX....				

SCHEDULE P - PART 3S - FINANCIAL GUARANTY/MORTGAGE GUARANTY

1. Prior.....	....XXX....	....XXX....	....XXX....	....XXX....	....XXX....	....XXX....	....XXX....	....000....			....XXX....	....XXX....
2. 2000....	....XXX....	....XXX....	....XXX....	....XXX....	....XXX....	....XXX....	....XXX....	....XXX....			....XXX....	....XXX....
3. 2001....	....XXX....	....XXX....	....XXX....	....XXX....	....XXX....	....XXX....	....XXX....	....XXX....	....XXX....		....XXX....	....XXX....

NONE

SCHEDULE P - PART 4A - HOMEOWNERS/FARMOWNERS

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)									
	1	2	3	4	5	6	7	8	9	10
	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001
1. Prior	7									
2. 1992	208	2								
3. 1993	XXX	25								
4. 1994	XXX	XXX								
5. 1995	XXX	XXX	XXX							
6. 1996	XXX	XXX	XXX	XXX						
7. 1997	XXX	XXX	XXX	XXX	XXX					
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX				
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 4B - PRIVATE PASSENGER AUTO LIABILITY/MEDICAL

	1	2	3	4	5	6	7	8	9	10
1. Prior										
2. 1992										
3. 1993	XXX									
4. 1994	XXX	XXX								
5. 1995	XXX	XXX	XXX							
6. 1996	XXX	XXX	XXX	XXX						
7. 1997	XXX	XXX	XXX	XXX	XXX					
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX				
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SCHEDULE P - PART 4C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

	1	2	3	4	5	6	7	8	9	10
1. Prior										
2. 1992										
3. 1993	XXX									
4. 1994	XXX	XXX								
5. 1995	XXX	XXX	XXX							
6. 1996	XXX	XXX	XXX	XXX						
7. 1997	XXX	XXX	XXX	XXX	XXX					
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX				
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SCHEDULE P - PART 4D - WORKERS' COMPENSATION

	1	2	3	4	5	6	7	8	9	10
1. Prior										
2. 1992										
3. 1993	XXX									
4. 1994	XXX	XXX								
5. 1995	XXX	XXX	XXX							
6. 1996	XXX	XXX	XXX	XXX						
7. 1997	XXX	XXX	XXX	XXX	XXX					
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX				
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SCHEDULE P - PART 4E - COMMERCIAL MULTIPLE PERIL

	1	2	3	4	5	6	7	8	9	10
1. Prior	360	39								
2. 1992	461	64								
3. 1993	XXX	48								
4. 1994	XXX	XXX								
5. 1995	XXX	XXX	XXX							
6. 1996	XXX	XXX	XXX	XXX						
7. 1997	XXX	XXX	XXX	XXX	XXX					
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX				
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

Sch. P-Pt. 4F-Sn. 1
NONE

Sch. P-Pt. 4F-Sn. 2
NONE

Sch. P-Pt. 4G
NONE

Sch. P-Pt. 4H-Sn. 1
NONE

Sch. P-Pt. 4H-Sn. 2
NONE

Sch. P-Pt. 4I
NONE

Sch. P-Pt. 4J
NONE

Sch. P-Pt. 4K
NONE

Sch. P-Pt. 4L
NONE

Sch. P-Pt. 4M
NONE

Sch. P-Pt. 4N
NONE

Sch. P-Pt. 4O
NONE

Sch. P-Pt. 4P
NONE

Sch. P-Pt. 4R-Sn. 1
NONE

Sch. P-Pt. 4R-Sn. 2
NONE

Sch. P-Pt. 4S
NONE

SCHEDULE P - PART 5A - HOMEOWNERS/FARMOWNERS

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001
1. Prior	7,912	7,731	7,734	7,729	7,729	7,729		612		
2. 1992	820	968	969	969	969	969	969	1,139	1,139	1,139
3. 1993	XXX	671	725	725	725	725	725	885	885	885
4. 1994	XXX	XXX	182	182	182	182	182	223	223	223
5. 1995	XXX	XXX	XXX							
6. 1996	XXX	XXX	XXX	XXX						
7. 1997	XXX	XXX	XXX	XXX	XXX					
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX				
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001
1. Prior	31	1	8							
2. 1992	151	3								
3. 1993	XXX	48	3							
4. 1994	XXX	XXX	3							
5. 1995	XXX	XXX	XXX							
6. 1996	XXX	XXX	XXX	XXX						
7. 1997	XXX	XXX	XXX	XXX	XXX					
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX				
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 3

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001
1. Prior	8,083	7,940	7,972	7,958	7,958	7,958	(6)			
2. 1992	1,109	1,138	1,139	1,139	1,139	1,139	1,139	1,139	1,139	1,139
3. 1993	XXX	853	888	888	888	888	885	885	885	885
4. 1994	XXX	XXX	226	226	226	226	223	223	223	223
5. 1995	XXX	XXX	XXX							
6. 1996	XXX	XXX	XXX	XXX						
7. 1997	XXX	XXX	XXX	XXX	XXX					
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX				
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 5B - PRIVATE PASSENGER AUTO LIABILITY/MEDICAL

SECTION 1

Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End

Years in Which Premiums Were Earned and Losses Were Incurred	1 1992	2 1993	3 1994	4 1995	5 1996	6 1997	7 1998	8 1999	9 2000	10 2001
1. Prior	1,912	1,879	1,878	1,878	1,878	1,878		(50)		
2. 1992	113	187	187	187	187	187	187	128	128	128
3. 1993	XXX	41	42	42	42	42	42	239	239	239
4. 1994	XXX	XXX						49	49	49
5. 1995	XXX	XXX	XXX							
6. 1996	XXX	XXX	XXX	XXX						
7. 1997	XXX	XXX	XXX	XXX	XXX					
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX				
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX	20	35	43
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	12	21
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2

SECTION 2

Number of Claims Outstanding Direct and Assumed at Year End

Years in Which Premiums Were Earned and Losses Were Incurred	1 1992	2 1993	3 1994	4 1995	5 1996	6 1997	7 1998	8 1999	9 2000	10 2001
1. Prior	14			1						
2. 1992	83	13		1						
3. 1993	XXX	14								
4. 1994	XXX	XXX								
5. 1995	XXX	XXX	XXX							
6. 1996	XXX	XXX	XXX	XXX						
7. 1997	XXX	XXX	XXX	XXX	XXX					
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX				
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX	11	10	
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	9	1
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 3

Cumulative Number of Claims Reported Direct and Assumed at Year End

Years in Which Premiums Were Earned and Losses Were Incurred	1 1992	2 1993	3 1994	4 1995	5 1996	6 1997	7 1998	8 1999	9 2000	10 2001
1. Prior	1,917	1,882	1,892	1,890	1,891	1,891		(104)		
2. 1992	221	252	240	239	239	239	239	128	128	128
3. 1993	XXX	61	49	49	49	49	49	239	239	239
4. 1994	XXX	XXX						49	49	49
5. 1995	XXX	XXX	XXX							
6. 1996	XXX	XXX	XXX	XXX						
7. 1997	XXX	XXX	XXX	XXX	XXX					
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX				
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX	38	56	55
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	32	34
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3

SCHEDULE P - PART 5C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001
1. Prior	12,207	12,100	12,090	12,086	12,086	12,086		475		
2. 1992	404	495	499	499	499	499	499	679	679	679
3. 1993	XXX	92	100	100	100	100	100	116	116	116
4. 1994	XXX	XXX	3	3	3			3	3	3
5. 1995	XXX	XXX	XXX							
6. 1996	XXX	XXX	XXX	XXX						
7. 1997	XXX	XXX	XXX	XXX	XXX					
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX				
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001
1. Prior	97	14	11							
2. 1992	193	12	7							
3. 1993	XXX	15	7							
4. 1994	XXX	XXX								
5. 1995	XXX	XXX	XXX							
6. 1996	XXX	XXX	XXX	XXX						
7. 1997	XXX	XXX	XXX	XXX	XXX					
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX				
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 3

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001
1. Prior	12,517	12,323	12,374	12,358	12,369	12,369				
2. 1992	72	681	686	679	679	679	679	679	679	679
3. 1993	XXX	120	123	116	116	116	116	116	116	116
4. 1994	XXX	XXX	3	3	3	3	3	3	3	3
5. 1995	XXX	XXX	XXX							
6. 1996	XXX	XXX	XXX	XXX						
7. 1997	XXX	XXX	XXX	XXX	XXX					
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX				
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 5D - WORKERS' COMPENSATION

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001
1. Prior	13,607	13,544	13,534	13,531	13,531	13,531		140		
2. 1992	175	214	220	220	220	220	220	280	280	280
3. 1993	XXX	27	37	37	37	37	37	60	60	60
4. 1994	XXX	XXX								
5. 1995	XXX	XXX	XXX							
6. 1996	XXX	XXX	XXX	XXX						
7. 1997	XXX	XXX	XXX	XXX	XXX					
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX				
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001
1. Prior	137	51	12							
2. 1992	64	17	4							
3. 1993	XXX	29	4							
4. 1994	XXX	XXX								
5. 1995	XXX	XXX	XXX							
6. 1996	XXX	XXX	XXX	XXX						
7. 1997	XXX	XXX	XXX	XXX	XXX					
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX				
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 3

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001
1. Prior	14,597	14,476	14,492	14,480	14,485	14,485				
2. 1992	275	284	284	280	280	280	280	280	280	280
3. 1993	XXX	61	64	60	60	60	60	60	60	60
4. 1994	XXX	XXX								
5. 1995	XXX	XXX	XXX							
6. 1996	XXX	XXX	XXX	XXX						
7. 1997	XXX	XXX	XXX	XXX	XXX					
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX				
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 5E - COMMERCIAL MULTIPLE PERIL

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	1 1992	2 1993	3 1994	4 1995	5 1996	6 1997	7 1998	8 1999	9 2000	10 2001
Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End										
1. Prior	4,675	4,548	4,542	4,538	4,538	4,538		452		
2. 1992	374	450	454	454	454	454	454	594	594	594
3. 1993	XXX	134	150	150	150	150	150	220	220	220
4. 1994	XXX	XXX	9	9	9	9	9	11	11	11
5. 1995	XXX	XXX	XXX							
6. 1996	XXX	XXX	XXX	XXX						
7. 1997	XXX	XXX	XXX	XXX	XXX					
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX				
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	1 1992	2 1993	3 1994	4 1995	5 1996	6 1997	7 1998	8 1999	9 2000	10 2001
Number of Claims Outstanding Direct and Assumed at Year End										
1. Prior	78	16	4							
2. 1992	124	20	12							
3. 1993	XXX	29	11							
4. 1994	XXX	XXX								
5. 1995	XXX	XXX	XXX							
6. 1996	XXX	XXX	XXX	XXX						
7. 1997	XXX	XXX	XXX	XXX	XXX					
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX				
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 3

Years in Which Premiums Were Earned and Losses Were Incurred	1 1992	2 1993	3 1994	4 1995	5 1996	6 1997	7 1998	8 1999	9 2000	10 2001
Cumulative Number of Claims Reported Direct and Assumed at Year End										
1. Prior	5,114	4,961	4,987	4,984	4,986	4,986				
2. 1992	597	603	606	594	594	594	594	594	594	594
3. 1993	XXX	210	231	220	220	220	220	220	220	220
4. 1994	XXX	XXX	11	11	11	11	11	11	11	11
5. 1995	XXX	XXX	XXX							
6. 1996	XXX	XXX	XXX	XXX						
7. 1997	XXX	XXX	XXX	XXX	XXX					
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX				
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

Sch. P-Pt. 5F-Sn. 1A
NONE

Sch. P-Pt. 5F-Sn. 2A
NONE

Sch. P-Pt. 5F-Sn. 3A
NONE

Sch. P-Pt. 5F-Sn. 1B
NONE

Sch. P-Pt. 5F-Sn. 2B
NONE

Sch. P-Pt. 5F-Sn. 3B
NONE

SCHEDULE P - PART 5H - OTHER LIABILITY - OCCURRENCE

SECTION 1A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001
1. Prior	10,210	10,214	10,211	10,210	10,210	10,210		134		
2. 1992	21	25	26	26	26	26	26	47	47	47
3. 1993	XXX	15	17	17	17	17	17	26	26	26
4. 1994	XXX	XXX								
5. 1995	XXX	XXX	XXX							
6. 1996	XXX	XXX	XXX	XXX						
7. 1997	XXX	XXX	XXX	XXX	XXX					
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX				
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 2A

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001
1. Prior	211	4	2							
2. 1992	7	5	2							
3. 1993	XXX	3	5							
4. 1994	XXX	XXX	1							
5. 1995	XXX	XXX	XXX							
6. 1996	XXX	XXX	XXX	XXX						
7. 1997	XXX	XXX	XXX	XXX	XXX					
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX				
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 3A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001
1. Prior	10,442	10,243	10,253	10,250	10,252	10,252				
2. 1992	37	48	49	47	47	47	47	47	47	47
3. 1993	XXX	24	31	26	26	26	26	26	26	26
4. 1994	XXX	XXX	1							
5. 1995	XXX	XXX	XXX							
6. 1996	XXX	XXX	XXX	XXX						
7. 1997	XXX	XXX	XXX	XXX	XXX					
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX				
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 5H - OTHER LIABILITY - CLAIMS-MADE

SECTION 1B

Years in Which Premiums Were Earned and Losses Were Incurred	1 1992	2 1993	3 1994	4 1995	5 1996	6 1997	7 1998	8 1999	9 2000	10 2001
				Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End						
1. Prior...............										
2. 1992..............										
3. 1993..............	XXX									
4. 1994..............	XXX	XXX		**NONE**						
5. 1995..............	XXX	XXX	XXX							
6. 1996..............	XXX	XXX	XXX	XXX						
7. 1997..............	XXX	XXX	XXX	XXX	XXX					
8. 1998..............	XXX	XXX	XXX	XXX	XXX	XXX				
9. 1999..............	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2000..............	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2001..............	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 2B

Years in Which Premiums Were Earned and Losses Were Incurred	1 1992	2 1993	3 1994	4 1995	5 1996	6 1997	7 1998	8 1999	9 2000	10 2001
				Number of Claims Outstanding Direct and Assumed at Year End						
1. Prior...............										
2. 1992..............										
3. 1993..............	XXX									
4. 1994..............	XXX	XXX		**NONE**						
5. 1995..............	XXX	XXX	XXX							
6. 1996..............	XXX	XXX	XXX	XXX						
7. 1997..............	XXX	XXX	XXX	XXX	XXX					
8. 1998..............	XXX	XXX	XXX	XXX	XXX	XXX				
9. 1999..............	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2000..............	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2001..............	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 3B

Years in Which Premiums Were Earned and Losses Were Incurred	1 1992	2 1993	3 1994	4 1995	5 1996	6 1997	7 1998	8 1999	9 2000	10 2001
				Cumulative Number of Claims Reported Direct and Assumed at Year End						
1. Prior...............										
2. 1992..............										
3. 1993..............	XXX									
4. 1994..............	XXX	XXX								
5. 1995..............	XXX	XXX	XXX							
6. 1996..............	XXX	XXX	XXX	**NONE**						
7. 1997..............	XXX	XXX	XXX	XXX	XXX	XXX				
8. 1998..............	XXX	XXX	XXX	XXX	XXX	XXX				
9. 1999..............	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2000..............	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2001..............	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 5R - PRODUCTS LIABILITY - OCCURRENCE

SECTION 1A

Years In Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001
1. Prior	227	229	230	229	229	229		8		
2. 1992	4	5	5	5	5	5	5	9	9	9
3. 1993	XXX	1	2	2	2		2	2	2	2
4. 1994	XXX	XXX								
5. 1995	XXX	XXX	XXX							
6. 1996	XXX	XXX	XXX	XXX						
7. 1997	XXX	XXX	XXX	XXX	XXX					
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX				
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 2A

Years In Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001
1. Prior	1	1								
2. 1992	2	1								
3. 1993	XXX		1							
4. 1994	XXX	XXX	1							
5. 1995	XXX	XXX	XXX							
6. 1996	XXX	XXX	XXX	XXX						
7. 1997	XXX	XXX	XXX	XXX	XXX					
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX				
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 3A

Years In Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001
1. Prior	239	232	233	232	232	232				
2. 1992	10	10	10	9	9	9	9	9	9	9
3. 1993	XXX	1	3	2	2	2	2	2	2	2
4. 1994	XXX	XXX								
5. 1995	XXX	XXX	XXX							
6. 1996	XXX	XXX	XXX	XXX						
7. 1997	XXX	XXX	XXX	XXX	XXX					
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX				
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 5R - PRODUCTS LIABILITY - CLAIMS-MADE

SECTION 1B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001
1. Prior										
2. 1992										
3. 1993	XXX									
4. 1994	XXX	XXX								
5. 1995	XXX	XXX	XXX							
6. 1996	XXX	XXX	XXX	XXX						
7. 1997	XXX	XXX	XXX	XXX	XXX					
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX				
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SECTION 2B

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001
1. Prior										
2. 1992										
3. 1993	XXX									
4. 1994	XXX	XXX								
5. 1995	XXX	XXX	XXX							
6. 1996	XXX	XXX	XXX	XXX						
7. 1997	XXX	XXX	XXX	XXX	XXX					
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX				
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SECTION 3B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001
1. Prior										
2. 1992										
3. 1993	XXX									
4. 1994	XXX	XXX								
5. 1995	XXX	XXX	XXX							
6. 1996	XXX	XXX	XXX							
7. 1997	XXX	XXX	XXX	XXX	XXX					
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX				
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SCHEDULE P - PART 6C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted)										11 Current Year Premiums Earned
	1 1992	2 1993	3 1994	4 1995	5 1996	6 1997	7 1998	8 1999	9 2000	10 2001	
1. Prior											
2. 1992										0	
3. 1993	XXX		2,524	2,524	2,524	2,524	2,524	2,524	2,524	2,524	
4. 1994	XXX	XXX	40	40	40	40	40	40	40	40	
5. 1995	XXX	XXX	XXX							0	
6. 1996	XXX	XXX	XXX	XXX						0	
7. 1997	XXX	XXX	XXX	XXX	XXX					0	
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Premiums (Sch. P-Pt 1)	5,311	2,419	39								XXX

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted)										11 Current Year Premiums Earned
	1 1992	2 1993	3 1994	4 1995	5 1996	6 1997	7 1998	8 1999	9 2000	10 2001	
1. Prior											
2. 1992										0	
3. 1993	XXX		2,524	2,524	2,524	2,524	2,524	2,524	2,524	2,524	
4. 1994	XXX	XXX	40	40	40	40	40	40	40	40	
5. 1995	XXX	XXX	XXX							0	
6. 1996	XXX	XXX	XXX	XXX						0	
7. 1997	XXX	XXX	XXX	XXX	XXX					0	
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Premiums (Sch. P-Pt 1)	5,311	2,419	39								XXX

SCHEDULE P - PART 6D - WORKERS' COMPENSATION

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted)										11 Current Year Premiums Earned
	1 1992	2 1993	3 1994	4 1995	5 1996	6 1997	7 1998	8 1999	9 2000	10 2001	
1. Prior											
2. 1992										0	
3. 1993	XXX		611	611	611	611	611	611	611	611	
4. 1994	XXX	XXX	4	4	4	4	4	4	4	4	
5. 1995	XXX	XXX	XXX							0	
6. 1996	XXX	XXX	XXX	XXX						0	
7. 1997	XXX	XXX	XXX	XXX	XXX					0	
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Premiums (Sch. P-Pt 1)	1,925	586	4								XXX

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted)										11 Current Year Premiums Earned
	1 1992	2 1993	3 1994	4 1995	5 1996	6 1997	7 1998	8 1999	9 2000	10 2001	
1. Prior											
2. 1992										0	
3. 1993	XXX		611	611	611	611	611	611	611	611	
4. 1994	XXX	XXX	4	4	4	4	4	4	4	4	
5. 1995	XXX	XXX	XXX							0	
6. 1996	XXX	XXX	XXX	XXX						0	
7. 1997	XXX	XXX	XXX	XXX	XXX					0	
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Premiums (Sch. P-Pt 1)	1,925	586	4								XXX

SCHEDULE P - PART 6E - COMMERCIAL MULTIPLE PERIL

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted)										11 Current Year Premiums Earned
	1 1992	2 1993	3 1994	4 1995	5 1996	6 1997	7 1998	8 1999	9 2000	10 2001	
1. Prior											
2. 1992										0	
3. 1993	XXX		2,701	2,701	2,701	2,701	2,701	2,701	2,701	2,701	
4. 1994	XXX	XXX	62	62	62	62	62	62	62	62	
5. 1995	XXX	XXX	XXX							0	
6. 1996	XXX	XXX	XXX	XXX						0	
7. 1997	XXX	XXX	XXX	XXX	XXX					0	
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Premiums (Sch. P-Pt 1)	4,859	2,588	56								XXX

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted)										11 Current Year Premiums Earned
	1 1992	2 1993	3 1994	4 1995	5 1996	6 1997	7 1998	8 1999	9 2000	10 2001	
1. Prior											
2. 1992										0	
3. 1993	XXX		1,427	1,427	1,427	1,427	1,427	1,427	1,427	1,427	
4. 1994	XXX	XXX	114	114	114	114	114	114	114	114	
5. 1995	XXX	XXX	XXX							0	
6. 1996	XXX	XXX	XXX	XXX						0	
7. 1997	XXX	XXX	XXX	XXX	XXX					0	
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Premiums (Sch. P-Pt 1)	1,761	1,367	109								XXX

SCHEDULE P - PART 6H - OTHER LIABILITY - OCCURRENCE

SECTION 1A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted)										11 Current Year Premiums Earned
	1 1992	2 1993	3 1994	4 1995	5 1996	6 1997	7 1998	8 1999	9 2000	10 2001	
1. Prior											
2. 1992										0	
3. 1993	XXX		558	558	558	558	558	558	558	558	
4. 1994	XXX	XXX	26	26	26	26	26	26	26	26	
5. 1995	XXX	XXX	XXX							0	
6. 1996	XXX	XXX	XXX	XXX						0	
7. 1997	XXX	XXX	XXX	XXX	XXX					0	
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Premiums (Sch. P-Pt 1)	1,014	535	25								XXX

SECTION 2A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted)										11 Current Year Premiums Earned
	1 1992	2 1993	3 1994	4 1995	5 1996	6 1997	7 1998	8 1999	9 2000	10 2001	
1. Prior											
2. 1992										0	
3. 1993	XXX		558	558	558	558	558	558	558	558	
4. 1994	XXX	XXX	26	26	26	26	26	26	26	26	
5. 1995	XXX	XXX	XXX							0	
6. 1996	XXX	XXX	XXX	XXX						0	
7. 1997	XXX	XXX	XXX	XXX	XXX					0	
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Premiums (Sch. P-Pt 1)	1,014	535	25								XXX

Sch. P-Pt. 6H-Sn. 1B
NONE

Sch. P-Pt. 6H-Sn. 2B
NONE

Sch. P-Pt. 6M-Sn. 1
NONE

Sch. P-Pt. 6M-Sn. 2
NONE

Sch. P-Pt. 6N-Sn. 1
NONE

Sch. P-Pt. 6N-Sn. 2
NONE

Sch. P-Pt. 6O-Sn. 1
NONE

Sch. P-Pt. 6O-Sn. 2
NONE

SCHEDULE P - PART 6R - PRODUCTS LIABILITY - OCCURRENCE

SECTION 1A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted)										11 Current Year Premiums Earned
	1 1992	2 1993	3 1994	4 1995	5 1996	6 1997	7 1998	8 1999	9 2000	10 2001	
1. Prior											
2. 1992										0	
3. 1993	XXX		316	316	316	316	316	316	316	316	
4. 1994	XXX	XXX	7	7	7	7	7	7	7	7	
5. 1995	XXX	XXX	XXX							0	
6. 1996	XXX	XXX	XXX	XXX						0	
7. 1997	XXX	XXX	XXX	XXX	XXX					0	
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Premiums (Sch. P-Pt 1)	712	410	13								XXX

SECTION 2A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted)										11 Current Year Premiums Earned
	1 1992	2 1993	3 1994	4 1995	5 1996	6 1997	7 1998	8 1999	9 2000	10 2001	
1. Prior											
2. 1992										0	
3. 1993	XXX		316	316	316	316	316	316	316	316	
4. 1994	XXX	XXX	7	7	7	7	7	7	7	7	
5. 1995	XXX	XXX	XXX							0	
6. 1996	XXX	XXX	XXX	XXX						0	
7. 1997	XXX	XXX	XXX	XXX	XXX					0	
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Premiums (Sch. P-Pt 1)	712	410	13								XXX

SCHEDULE P - PART 6R - PRODUCTS LIABILITY - CLAIMS-MADE

SECTION 1B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted)										11 Current Year Premiums Earned
	1 1992	2 1993	3 1994	4 1995	5 1996	6 1997	7 1998	8 1999	9 2000	10 2001	
1. Prior											
2. 1992										0	
3. 1993	XXX									0	
4. 1994	XXX	XXX		**NONE**						0	
5. 1995	XXX	XXX	XXX							0	
6. 1996	XXX	XXX	XXX	XXX						0	
7. 1997	XXX	XXX	XXX	XXX	XXX					0	
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Premiums (Sch. P-Pt 1)											XXX

SECTION 2B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted)										11 Current Year Premiums Earned
	1 1992	2 1993	3 1994	4 1995	5 1996	6 1997	7 1998	8 1999	9 2000	10 2001	
1. Prior											
2. 1992										0	
3. 1993	XXX									0	
4. 1994	XXX	XXX								0	
5. 1995	XXX	XXX	XXX							0	
6. 1996	XXX	XXX	XXX	**NONE**						0	
7. 1997	XXX	XXX	XXX							0	
8. 1998	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 1999	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Premiums (Sch. P-Pt 1)											XXX

Sch. P-Pt. 7A-Sn. 1
NONE

Sch. P-Pt. 7A-Sn. 2
NONE

Sch. P-Pt. 7A-Sn. 3
NONE

Sch. P-Pt. 7A-Sn. 4
NONE

Sch. P-Pt. 7A-Sn. 5
NONE

Sch. P-Pt. 7B-Sn. 1
NONE

Sch. P-Pt. 7B-Sn. 2
NONE

Sch. P-Pt. 7B-Sn. 3
NONE

Sch. P-Pt. 7B-Sn. 4
NONE

Sch. P-Pt. 7B-Sn. 5
NONE

Sch. P-Pt. 7B-Sn. 6
NONE

Sch. P-Pt. 7B-Sn. 7
NONE

SCHEDULE P INTERROGATORIES

1. What is the extended loss and expense reserve - direct and assumed - for the following classes? An example of an extended loss and expense reserve is the actuarial reserve for the free-tail coverage arising upon death, disability or retirement in most medical malpractice policies. Such a liability is to be reported here even if it was not reported elsewhere in Schedule P, but otherwise reported as a liability item on Page 3. Show the full reserve amount, not just the change during the current year.

Years in Which Premiums Were Earned and Losses Were Incurred	1 Medical Malpractice	2 Other Liability	3 Products Liability
1.01 Prior......................	0	0	0
1.02 1992.....................	0	0	0
1.03 1993.....................	0	0	0
1.04 1994.....................	0	0	0
1.05 1995.....................	0	0	0
1.06 1996.....................	0	0	0
1.07 1997.....................	0	0	0
1.08 1998.....................	0	0	0
1.09 1999.....................	0	0	0
1.10 2000.....................	0	0	0
1.11 2001.....................	0	0	0
1.12 Totals...................	0	0	0

2. The definition of allocated loss adjustment expenses (ALAE) and, therefore, unallocated loss adjustment expenses (ULAE) was changed effective January 1, 1998. This change in definition applies to both paid and unpaid expenses. Are these expenses (now reported as "Defense and Cost Containment" and "Adjusting and Other") reported in compliance with these definitions in this statement?　　　　　　　　　　　　　　　　　　　　　　　　Yes [X]　　No [ ]

3. The Adjusting and Other expense payments and reserves should be allocated to the years in which losses were incurred based on the number of claims reported, closed and outstanding in those years. When allocating Adjusting and Other expense between companies in a group or a pool, the Adjusting and Other expense should be allocated in the same percentage used for the loss amounts and the claim counts. For reinsurers, Adjusting and Other expense assumed should be reported according to the reinsurance contract. For Adjusting and Other expense incurred by reinsurers, or in those situations where suitable claim count information is not available, Adjusting and Other expense should be allocated by a reasonable method determined by the company and described in Interrogatory 7, below.
    Are they so reported in this statement?　　　　　　　　　　　　　　　　　　　　　　　　　　　　　Yes [X]　　No [ ]

4. Do any lines in Schedule P include reserves which are reported gross of any discount to present value of future payments, but are reported net of such discounts on Page 11?　　　Yes [ ]　　No [X]

    If Yes, proper reporting must be made in the Notes to Financial Statements, as specified in the Instructions. Also, the discounts must be reported in Schedule P - Part 1, Columns 32 and 33.

    Schedule P must be completed gross of non-tabular discounting. Work papers relating to discount calculations must be available for examination upon request.

    Discounting is allowed only if expressly permitted by the state insurance department to which this Annual Statement is being filed.

5. What were the net premiums in force at the end of the year for: (in thousands of dollars)
    5.1 Fidelity　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　$ ....
    5.2 Surety　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　$ ....

6. Claim count information is reported (check one).　　　6.1 per claim　　　　　　　　　　　　　　...................................
    If not the same in all years, explain in Interrogatory 7.　　6.2 per claimant　　　　　　　　　　　　...........X...........

7.1 The information provided in Schedule P will be used by many persons to estimate the adequacy of the current loss and expense reserves, among other things. Are there any especially significant events, coverage, retention or accounting changes which have occurred which must be considered when making such analyses?　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　Yes [ ]　　No [X]
7.2 An extended statement may be attached.
     N/A
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